Exhibit 99.1

INFORMATION ON ABTC, FINANCIAL INFORMATION AND RISKS RELATED TO THE MERGERS

GLOSSARY OF TERMS

Unless otherwise stated herein or the context otherwise requires, the following terms shall have the meanings below:

“1940 Act” means the Investment Company Act of 1940.

“2025 Plan” means the amendment and restatement of the Gryphon Digital Mining, Inc. 2024 Omnibus Incentive Plan, referred to as the Amended and Restated American Bitcoin Corp. 2025 Omnibus Incentive Plan.

“ABH” means American Bitcoin Holdings, LLC, a wholly owned subsidiary of Hut 8.

“ABTC” means American Bitcoin Corp.

“ABTC Board” means the board of directors of ABTC.

“ABTC Class A Common Stock” means Class A Common Stock, par value $0.0001 per share, of ABTC.

“ABTC Class B Common Stock” means Class B Common Stock, par value $0.0001 per share, of ABTC.

“ABTC Common Stock” means ABTC Class A Common Stock and ABTC Class B Common Stock.

“ADC” means American Data Centers Inc., a Delaware corporation.

“Anchorage” means Anchorage Lending CA, LLC.

“Anchorage Warrants” means the warrants to purchase 5,530,198 shares of Gryphon Common Stock issued to Anchorage as part of the restructuring of the Anchorage Loan and the warrants issued to Anchorage by Gryphon pursuant to the Equipment Loan and Security Agreement, dated May 25, 2022, as amended on March 27, 2023, by and between Anchorage and Gryphon Opco I LLC.

“ASC” means Financial Accounting Standards Board Accounting Standards Codification.

“ASU” means an Accounting Standards Update issued by FASB.

“ASU 2023-08” means ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.

“Bitcoin miner” means Bitcoin mining computer.

“Bitmain” means Bitmain Technologies Limited.

“BSA” means the U.S. Bank Secrecy Act.

“CEA” measn the U.S. Commodities Exchange Act of 1936.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“CFTC Rules” means the CEA and the regulations promulgated by the CFTC thereunder.

“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Combined Company.

“Class B Common Stock” means Class B common stock, par value $0.0001 per share of the Combined Company.

“Closing” means the closing of the Mergers.

“Code” means Internal Revenue Code of 1986, as amended.

“Coinbase” means Coinbase Custody Trust Company, LLC.

“Combined Company” means Gryphon following the Mergers.

“Combined Company Board” means the board of directors of the Combined Company.

“Company” means Gryphon.

“Contributions” means the Stock Purchase and Contribution Agreement dated March 31, 2025, by and between ABH and ADC, pursuant to which ABH contributed to ADC substantially all of the Bitcoin miners then wholly owned by Hut 8 and its affiliates, at an aggregate book value of approximately $120 million, in exchange for newly issued shares of ABTC Class B Common Stock representing, in the aggregate, 80.0% of the issued and outstanding capital stock of ADC.

“DGCL” means the General Corporation Law of the State of Delaware.

“EH/s” means exahash per second, which is a unit of measurement for measuring the speed at which cryptocurrency mining hardware operates.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the exchange ratio for shares of Class A Common Stock and Class B Common Stock to be issued to holders of ABTC Common Stock in the Mergers, as set forth in the Merger Agreement.

“Exclusivity Agreement” means the Exclusivity Agreement, dated March 31, 2025, by and between ABTC Hut 8, that, until such time as both the MMSA and the MCSA (or any successor agreements) have expired or been terminated, Hut 8 and its affiliates will be the exclusive providers to ABTC of (i) hosting and colocation services with respect to all digital asset mining equipment owned by ABTC and (ii) digital asset mining operations services, whether pursuant to the MMSA or otherwise.

“FASB” means the Financial Accounting Standards Board.

“FinCEN” means the Financial Crimes Enforcement Network.

“First Effective Time” means the effective time of the First Merger.

“First Merger” means the merger of Merger Sub Inc. with and into ABTC, with ABTC surviving such merger as a direct wholly owned subsidiary of Gryphon.

“First Merger Surviving Corporation” means ABTC following the First Merger.

“Foundry” means Foundry Digital LLC.

“FPPS” means Full Pay Per Share.

“FTX” means FTX Trading Ltd.

“Gryphon” means Gryphon Digital Mining, Inc.

“Gryphon Acquisition Proposal” means (i) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Gryphon or any of its subsidiaries with respect to assets that, taken together, constitute more than 15% of Gryphon’s consolidated assets, (ii) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Gryphon Common Stock or securities of Gryphon representing more than 15% of the voting power of Gryphon or (iii) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Gryphon), directly or indirectly, in one or more transactions, assets or businesses of Gryphon or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Gryphon, in each case, other than the transactions contemplated under the Merger Agreement

“Gryphon Board” means Gryphon’s board of directors.

“Gryphon Charter” means the certificate of incorporation of Gryphon, as amended, restated or otherwise modified from time to time.

“Gryphon Common Stock” means shares of Gryphon common stock, par value $0.0001 per share.

“Gryphon Recommendation” means the Gryphon Board’s recommendation that the Gryphon stockholders vote in favor of the Proposals described herein.

“Gryphon Recommendation Change” means the Gryphon Board or any committee thereof will fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to ABTC, the Gryphon Board’s recommendation, as described herein, that Gryphon’s stockholders vote in favor of the Proposals.

“Gryphon Support Agreements” means the Voting and Support Agreements, dated as of May 9, 2025, by and among ABTC and certain directors and officers of Gryphon, and the Voting and Support Agreement, dated as of May 9, 2025, by and between ABTC and Anchorage.

“Halving” means the process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to Bitcoin miners over time according to a pre-determined schedule.

“HPC” means high performance computing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act.

“Hut 8” means Hut 8 Corp.

“Independent Directors” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, pursuant to the Nasdaq Corporate Governance Rules.

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of May 9, 2025, by and among Gryphon, ABTC and the holders of ABTC Class B Common Stock, other than ABH .

“J/TH” means joules per Terahash, which is a unit of measurement for measuring the speed at which cryptocurrency mining hardware operates.

“Marshall & Stevens” means Marshall & Stevens Transaction Advisory Services LLC.

“MCSA” means Master Colocation Services Agreement, dated March 31, 2025, by and between ABTC and US. Data Mining Group, Inc.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 9, 2025, by and among Gryphon, ABTC, Merger Sub Inc. and Merger Sub LLC.

“Merger Consideration” means the shares of Class A Common Stock and the shares of Class B Common Stock to be issued at the First Effective Time as consideration for the First Merger, as calculated pursuant to the terms set forth in the Merger Agreement.

“Mergers” means the First Merger and the Second Merger.

“Merger Sub Inc.” means GDM Merger Sub I Inc.

“Merger Sub LLC” means GDM Merger Sub II LLC.

“MMSA” means the Master Management Services Agreement, dated March 31, 2025, by and between ABTC and USDMG.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Corporate Governance Rules” means the Rules of The Nasdaq Stock Market, LLC.

“NOL” means net operating loss.

“NYDIG” means New York Digital Investment Group.

“OTC Bulletin Board” means the former electronic quotation service provided by the Financial Industry Regulatory Authority for over-the-counter trade data for U.S. stocks.

“Pink Sheets” means over-the-counter trading.

“preliminary proxy statement/prospectus” means the preliminary proxy statement/prospectus filed by Gryphon with the SEC on June 6, 2025.

“Proposals” means the matters to be voted on at the Special Meeting by Gryphon stockholders.

“Proposed Bylaws” means the proposed amended and restated bylaws of the Combined Company to be effective as of the date of the Closing.

“Proposed Charter” means the proposed amended and restated certificate of incorporation of the Combined Company to be adopted prior to the Closing.

“Registration Statement” means the registration statement on Form S-4, which includes the preliminary proxy statement/prospectus filed by Gryphon on June 6, 2025 with the SEC.

“Required Proposals” means the Stock Issuance Proposal and the Charter Proposal.

“RSUs” means restricted stock units.

“SEC” means the Securities and Exchange Commission.

“Second Merger” means the merger of the First Merger Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger as a direct wholly owned subsidiary of Gryphon.

“Securities Act” means the Securities Act of 1933.

“Shared Services Agreement” means the Services Agreement, dated March 31, 2025, by and between ABTC and USDMG.

“SIPC” means the Securities Investor Protection Corporation.

“Special Meeting” means the special meeting of Gryphon stockholders being held to vote on the Proposals.

“Superior Proposal” has the meaning set forth in the section titled “The Merger Agreement — No Solicitation by Gryphon” in the preliminary proxy statement/prospectus.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“USDMG” means U.S. Data Mining Group, Inc., a Nevada corporation and a wholly owned subsidiary of Hut 8.

“U.S. Holders”, see the section titled The Merger Agreement — Certain Material U.S. Federal Income Tax Consequences in the preliminary proxy statement/prospectus.

“Voting Threshold Date” means the date at which the holders of Class B Common Stock cease to represent at least 50% of total voting power of the outstanding shares of capital stock of the Combined Company then entitled to vote generally in the election of directors.

Cautionary Statement Concerning Forward-Looking Statements

This Exhibit contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Exhibit, including statements regarding the Mergers, the other proposed transactions contemplated thereby and future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	Gryphon’s ability to solicit a sufficient number of proxies to approve the Mergers and other matters related to the Closing;

●	expectations related to the terms and timing of the Closing, including whether the conditions to the Closing will be satisfied and whether the Closing will occur at all;

●	the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement;

●	Gryphon’s continued listing on the Nasdaq until the Closing;

●	the expected benefits of and potential value created by the Mergers;

●	expectations related to the projected capitalization of the Combined Company following the Closing;

●	the plans, strategies and objectives of Gryphon’s and ABTC’s management with respect to the approval of the Mergers and the Closing;

●	Gryphon’s ability to control and correctly estimate its operating expenses and its expenses associated with the Mergers;

●	the timing for the effectiveness of the Gryphon reverse stock split (as defined herein) and the anticipated benefits of the Gryphon reverse stock split;

●	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Mergers;

●	any statements of the plans, strategies and objectives of future operations of Gryphon, ABTC and the Combined Company;

●	concerning proposed new services or developments for Gryphon, ABTC and the Combined Company;

●	the business, operations, economic conditions and financial performance of Gryphon, ABTC and the Combined Company;

●	concerning the attraction and retention of highly qualified personnel for Gryphon, ABTC and the Combined Company;

●	concerning future hardware or network investments to scale ABTC’s mining capacity;

●	ABTC’s and the Combined Company’s ability to maintain and grow its Bitcoin reserve;

●	the ability of Gryphon and ABTC to protect their intellectual property rights;

●	any statements regarding expectations concerning Gryphon’s, ABTC’s and the Combined Company’s relationships and actions with third parties;

●	the ability to obtain and/or maintain the listing on Nasdaq of the Class A Common Stock following the Mergers;

●	the multi-class structure of the Combined Company’s capital structure;

●	the Combined Company’s ability to compete with existing and new competitors in existing and new markets and offerings;

●	the Combined Company’s ability to acquire new businesses or pursue strategic transactions;

●	global and domestic economic conditions and their impact on the financial performance and operations of Gryphon, ABTC and the Combined Company; and

●	future regulatory, judicial and legislative changes in Gryphon’s, ABTC’s and the Combined Company’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Gryphon nor ABTC can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Gryphon or ABTC, as applicable. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. These statements are based upon information available as of the date of this prospectus and while Gryphon or ABTC, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all, obtain stockholder approval for the Mergers; uncertainties as to the timing of the Closing; risks related to Gryphon’s and ABTC’s ability to correctly estimate their operating expenses and their expenses associated with the Mergers; competitive responses to the Mergers; unexpected costs, charges or expenses resulting from the Mergers; potential adverse reactions or changes to business relationships resulting from the announcement or the Closing; and legislative, regulatory, political and economic developments. There may be additional risks and uncertainties that Gryphon and ABTC consider immaterial or which are currently unknown. It is not possible to predict or identify such risks and uncertainties. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive or exclusive and should be read in conjunction with statements that are included herein and elsewhere. Further information concerning Gryphon, ABTC, the Combined Company and the Mergers may emerge from time to time.

For a discussion of the factors that may cause Gryphon’s, ABTC’s or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements or for a discussion of risks associated with Gryphon, ABTC, the Combined Company, the ability of Gryphon and ABTC to complete the Mergers and the effect of the Mergers on the business of Gryphon, ABTC and the Combined Company, see the section titled “Risk Factors” in the preliminary proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Gryphon, ABTC or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in Exhibit are current only as of the date on which the statements were made. Gryphon and ABTC do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by the federal securities laws.

ABTC’S BUSINESS

Overview

ABTC’s business objective is Bitcoin accumulation and it aims to pursue that goal through a levered strategy that combines efficient Bitcoin mining, disciplined Bitcoin reserve expansion and focused ecosystem engagement.

ABTC’s Strategy

ABTC’s strategy consists of three distinct layers:

Layer 1 Build the Engine	Layer 2 Scale the Reserve	Layer 3 Lead the Ecosystem
Build efficient operations to produce Bitcoin below market cost.	Leverage capital availability to scale Bitcoin reserve.	Harness operational scale and treasury accumulation for ecosystem leadership.

Together, these layers reinforce ABTC’s vision of a capital-efficient platform for long-term Bitcoin accumulation, built to align with the network’s growth and the emergence of Bitcoin as a potential sovereign-grade asset.

Layer 1: Build the Engine

ABTC’s foundation is built on producing Bitcoin below-market cost through a capital efficient, infrastructure-light operating model. Rather than deploying capital into physical infrastructure ownership, ABTC prioritizes direct Bitcoin-generating assets: it owns Bitcoin miners that operate at facilities managed by Hut 8, a proven developer and operator of low-cost compute capacity across North America.

This strategic approach enables ABTC to convert capital directly into Bitcoin exposure while minimizing fixed infrastructure investments. By prioritizing ownership of Bitcoin miners and Bitcoin reserve growth over land, buildings or electrical infrastructure, ABTC focuses on maintaining operational flexibility and capital efficiency. As of May 31, 2025, ABTC owned over 60,000 Bitcoin miners with a cumulative hashrate of 10.17 EH/s and weighted average fleet efficiency of 21.2 J/TH. Its Bitcoin miner fleet primarily comprises Bitmain S21 series and MicroBt M5X and M6X series machines. Through its strategic partnership with Hut 8, ABTC maintains access to a robust pipeline of high-efficiency capacity expansions.

Bitcoin mining serves as ABTC’s foundational engine for Bitcoin accumulation, not as an end in itself. ABTC’s Layer 1 strategy is designed to maximize long-term Bitcoin ownership per dollar of capital deployed, creating what ABTC believes is a sustainable competitive advantage in below-market Bitcoin production.

Layer 2: Scale the Reserve

In addition to building an efficient engine to drive low-cost Bitcoin production, ABTC aims to leverage its capital strategy to increase the size of its Bitcoin reserve. ABTC’s goal is to utilize public markets and strategic financing structures to access efficient capital and leverage that capital to increase its Bitcoin in reserve per share.

As of May 31, 2025, ABTC had accumulated approximately 215 Bitcoin in reserve since launching on April 1, 2025. ABTC considers its reserve a core strategic asset, managed adaptively to support balance sheet strength with a view to enhancing long-term stockholder value.

ABTC considers its Bitcoin holdings to be long-term in nature and expects to continue accumulating Bitcoin. ABTC has not set any specific target for the amount of Bitcoin it seeks to hold. Instead, it evaluates market conditions on an ongoing basis to determine whether and when to raise additional capital to expand its Bitcoin reserve.

Bitcoin accumulation is not a side effect of ABTC’s business. It is the business. ABTC’s Layer 2 strategy is designed to transform its Bitcoin production into long-term Bitcoin ownership.

Layer 3: Lead the Ecosystem

ABTC intends to leverage its operational scale, mining expertise and Bitcoin reserve to drive strategic ecosystem leadership that supports Bitcoin accumulation and network growth. As ABTC’s mining operations and reserve position mature, Layer 3 represents the natural evolution from participant to catalyst in Bitcoin’s institutional adoption and infrastructure development. ABTC believes its position as a Bitcoin accumulator and low-cost Bitcoin miner creates distinctive opportunities to influence ecosystem development in ways that reinforce its core accumulation strategy while contributing to Bitcoin’s long-term ecosystem success.

ABTC recognizes transaction fees as Bitcoin mining’s long-term economic foundation and views initiatives that grow sustainable, fee-generating network activity as aligned with its Bitcoin accumulation strategy. ABTC may explore partnerships that facilitate broader Bitcoin adoption while maintaining disciplined capital allocation.

ABTC’s commitment to Bitcoin extends beyond short-term operational returns to the network’s long-term health and security. ABTC may pursue opportunities to support protocol development, enhance network infrastructure and contribute to Bitcoin’s resilience and adoption in ways that align with shareholder value creation.

ABTC’s potential Layer 3 initiatives will be evaluated against its fundamental objective of maximizing Bitcoin ownership per share.

ABTC’s Operations

Bitcoin Mining Sites

ABTC has entered into a Master Colocation Services Agreement (the “MCSA”) with Hut 8 under which certain affiliates of Hut 8 provide ABTC with colocation and hosting services for ABTC’s Bitcoin miners. As of May 30, 2025, ABTC’s Bitcoin miners operated at three sites under the MCSA:

●	Alpha (Niagara Falls, NY);

●	Medicine Hat (Medicine Hat, AB); and

●	Salt Creek (Orla, TX).

ABTC has also entered into Master Management Services Agreement (the “MMSA”) with Hut 8, under which certain affiliates of Hut 8 provide ABTC with management, oversight, strategy, compliance, operational and other services for ABTC’s Bitcoin mining operations hosted at Hut 8’s facilities under the MCSA. For additional information on the MCSA and MMSA, see “— Material Agreements” below.

Bitcoin Mining Pools

ABTC receives Bitcoin mining rewards from its mining activity through third-party ming pool operators, Foundry and Luxor. Mining pools allow Bitcoin miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. ABTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain.

The pools then distribute ABTC’s pro-rata share of Bitcoin mined to ABTC based on the computing power (hashrate) it contributes. ABTC’s daily payout through these pools is calculated based on its hashrate contribution, delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. ABTC’s pool fees are currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s hashrate contributed.

Protection of Bitcoin Assets

ABTC uses third-party custody solutions, including Coinbase Custody to safeguard its Bitcoin, mainly in “cold storage” wallets. ABTC does not self-custody its Bitcoin or hold, sell or transact in Bitcoin or any other digital asset for any person other than itself.

ABTC enables and uses two-factor authentication to access systems (“Custody Applications”) provided by its custodians. All account users are required to complete two-factor authentication setup prior to log-in. An authorized persons listing is maintained and evaluated as part of regular user access reviews, limiting access to Custody Applications. Any changes to the Custody Applications related to users, withdrawals or other operational tasks require approval from multiple authorized persons.

If withdrawal transactions are ever required, for example, to rebalance holdings across custodians, only certain whitelisted wallets can receive funds withdrawn from the Custody Applications. A verification video call, in addition to approval from two (2) authorized persons, is required for any new whitelisted withdrawal.

Material Agreements

Master Colocation Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MCSA with U.S. Data Mining Group, Inc., a Nevada corporation and a wholly owned subsidiary of Hut 8 (“USDMG”). The MCSA and the service orders under the MCSA provide for certain affiliates of Hut 8 to provide ABTC with colocation and hosting services for ABTC-owned mining equipment at Hut 8-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to USDMG (or its applicable affiliate that owns or leases the facility at which ABTC Bitcoin miners are hosted) fees consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by USDMG or its applicable affiliate in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order.

On April 1, 2025, ABTC entered into three service orders under the MCSA for hosting services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MCSA includes other customary provisions, including with respect to facility access, use of contracted power, maintenance and repair of facilities and insurance.

The MCSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of ABTC’s use of and access to the relevant facility, acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MCSA. The MCSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence and the breach of any covenant or obligation of USDMG under the MCSA.

Except as may otherwise be specified in any service order under the MCSA, the initial term of each service order is five years, subject to automatic extension for a further five-year term unless either party provides the other with written notice not to extend at least 120 days before the expiration of the initial term. The MCSA is terminable by either party at any time upon 30 days’ prior written notice to the other party if there are no active service orders under the MCSA and have not been for a period of 12 months prior to such termination.

The MCSA (and any service order thereunder) is also terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due under the MCSA or to comply with its other obligations under the MCSA, subject to specified cure periods). An event of default by either party under the MMSA or any related service order also constitutes an event of default under the MCSA.

Master Management Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MMSA with USDMG. The MMSA and the service orders under the MMSA provide for certain affiliates of USDMG and their personnel to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Hut 8’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to USDMG (or its applicable affiliate) service fees consisting of a fixed fee, payable monthly, for general management, operational and compliance services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of USDMG (or its applicable service provider affiliate) for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties.

On April 1, 2025, ABTC entered into three service orders under the MMSA for management services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MMSA includes other customary provisions, including with respect to facility access, cooperation in the provision of the services, preservation of records, ownership of data and intellectual property and maintenance of insurance.

The MMSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MMSA. The MMSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence, the breach of any covenant or obligation of USDMG under the MMSA and the performance of services under the MMSA.

Except as may otherwise be specified in any service order under the MMSA, each service order under the MMSA is coterminous with the corresponding service order under the MCSA for colocation services at the same site. The MMSA (and any service order thereunder) is terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due or to comply with its other obligations under the MMSA, subject to specified cure periods). An event of default by either party under the MCSA or any related service order also constitutes an event of default under the MMSA.

Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Services Agreement with USDMG, pursuant to which USDMG and its affiliates provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services.

Under the terms of the Shared Services Agreement, ABTC pays to USDMG a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to USDMG and its affiliates for providing services under the Shared Services Agreement to ABTC.

The Shared Services Agreement has a term of five years, but is terminable with respect to any individual service by either party upon 30 days’ written notice to the other party. The Shared Services Agreement is also terminable by either party upon written notice to the other party in the event of (i) a material breach of the Shared Services Agreement by the other party, if the breach is not cured to the reasonable satisfaction of the terminating party within 30 days of such written notice or (ii) if the non-terminating party makes a general assignment for the benefit of creditors or becomes insolvent.

Put Option Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Put Option Agreement with Zephyr, pursuant to which Zephyr has right to sell to ABTC any Bitcoin miners purchased by Zephyr under the Bitmain Agreement between Zephyr and Bitmain. The Bitmain Agreement in turn provides for Zephyr’s right to purchase from Bitmain up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Zephyr has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under the Bitmain Agreement and the delivery of all Bitcoin miners purchased by Zephyr under the Bitmain Agreement, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to Bitmain and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Zephyr’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

Exclusivity Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into an Exclusivity Agreement with Hut 8 (the “Exclusivity Agreement”). The Exclusivity Agreement provides that, until such time as both the MMSA and the MCSA (or any successor agreements) have expired or been terminated, Hut 8 and its affiliates will be the exclusive providers to ABTC of (i) hosting and colocation services with respect to all digital asset mining equipment owned by ABTC and (ii) digital asset mining operations services, whether pursuant to the MMSA or otherwise.

Team

ABTC currently has two employees, including one full-time employee, as well as a shared services agreement with Hut 8. This model enables ABTC to reduce its SG&A expenses, leveraging the Hut 8 team’s expertise and economies of scale in the operation and management of Bitcoin mining facilities.

Competition

The Bitcoin mining space faces competition from a range of ecosystem participants, each supplying hashrate to the Bitcoin network. These participants include individual hobbyists to utility-scale, institutional mining operations, including ABTC. ABTC considers institutional Bitcoin mining operators to be its primary source of competition given the limited supply of critical inputs, such as Bitcoin miners and sites with industrial-scale access to low-cost electricity. This category is comprised of both public and private entities around the world. The Bitcoin mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect ABTC’s competitiveness in the future.

Government Regulation

The laws and regulations applicable to ABTC’s offerings are evolving and subject to interpretation and change. ABTC operates in a complex and rapidly evolving regulatory environment and is subject to a wide range of laws and regulations enacted by federal, state and local governments, governmental agencies and regulatory authorities, including the SEC, the Commodity Futures Trading Commission (“CFTC”), the Federal Trade Commission and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), as well as similar entities in Canada and other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset businesses.

For example, businesses that are engaged in the transmission and custody of Bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to Bitcoin mining continues to evolve.

Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity and/or securities laws and digital asset derivative instruments are regulated by the CFTC and SEC. Certain jurisdictions, including, among others, New York and a number of countries other than the United States, have developed regulatory requirements specifically for digital assets and companies that transact in them. Furthermore, regulations may substantially change in the future and it is presently not possible to know how regulations will apply to ABTC’s business or when they will be effective. For example, in January 2025, the SEC announced the launch of a new crypto task force focused on developing a regulatory framework for crypto assets and related goals. In addition, the recent U.S. presidential election and change of administration could have a significant impact on the digital asset industry and our business in the United States. For example, in January 2025, President Trump signed an Executive Order titled “Strengthening American Leadership in Digital Financial Technology,” which, among other things, stated that the current administration’s policy will be “to support the responsible growth and use of digital assets, blockchain technology and related technologies across all sectors of the economy” by “providing regulatory clarity and certainty” regarding digital assets and blockchain technologies.

As the regulatory and legal environment evolves, ABTC may become subject to new laws and regulations, which may affect Bitcoin mining, Bitcoin accumulation and other activities. For instance, various bills have been proposed in the U.S. Congress related to digital assets, which may be adopted and have an impact on ABTC and its business. In January 2023, the U.S. House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. Bipartisan leadership of the Senate Banking Committee announced that goal as well. The U.S. Treasury Department has also requested additional authorities to address such risks. In addition, proposed tariffs to be imposed by the United States on imports from certain countries and potential counter-tariffs in response could materially affect ABTC and its business.

ABTC is unable to predict the impact that any new standards, legislation, laws or regulations may have on its business at the date hereof. For additional discussion regarding the potential risks existing and future regulations pose to ABTC’s business, see “Risk Factors — Risks Related to ABTC — ABTC’s Risks Related to Bitcoin” and “Risk Factors-Risks Related to ABTC — ABTC’s Risks Related to Certain Regulations and Laws, Including Tax Laws.”

Facilities

ABTC does not currently maintain its own facilities and believes that facilities, to the extent needed to meet future needs, may be obtained on commercially reasonable terms. For more information regarding ABTC’s use of Hut 8’s facilities for Bitcoin mining, please see “— Material Agreements — Master Colocation Services Agreement” in the preliminary proxy statement/prospectus.

Intellectual Property

ABTC does not currently have any patents, copyrights or other intellectual property protections, other than trademarks relating to its name and logos.

Legal Proceedings

ABTC is not presently a party to any legal or regulatory proceedings that in the opinion of its management, if determined adversely to ABTC, would individually or taken together have a material adverse effect on its business, financial condition or results of operations. However, ABTC is subject to regulatory oversight by numerous federal, state, local and other regulators and it may become subject to various legal proceedings, inquiries, investigations and demand letters that arise in the course of its business.

RISK FACTORS

The Combined Company (for the purpose of this “Risk Factors” section, “we,” “us” and “our”) will be faced with a market environment that cannot be predicted and that involves significant risks and uncertainties, many of which will be beyond our control. Investing in the Class A Common Stock of the Combined Company involves a high degree of risk. The Combined Company’s business, prospects, financial condition and results of operations could be materially and adversely affected by a manifestation of any of these risks and uncertainties. In that event, the trading price of its Class A Common Stock would likely decline and you might lose all or part of your investment. The risks described below are certain material risks, although not the only risks, relating to the Mergers and each of ABTC and the Combined Company following the Mergers. In addition to the other information contained in this Exhibit and preliminary proxy statement/prospectus, you should carefully consider the material risks, events and uncertainties that make an investment in the Combined Company speculative or risky described below before deciding how to vote your shares of Gryphon Common Stock. You should also read and consider the additional information about Gryphon set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is filed with the SEC. Please see the section titled “Where You Can Find More Information” in the preliminary proxy statement/prospectus for further information. This Exhibit and the preliminary proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties. Gryphon or ABTC’s or the Combined Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this proxy statement/prospectus and Gryphon’s other SEC filings. See also “Cautionary Statement Concerning Forward-Looking Statements.” The risks and uncertainties described below are not the only ones ABTC or the Combined Company may face. The operations of Gryphon, ABTC and the Combined Company could also be affected by factors, events or uncertainties that are not presently known to Gryphon or ABTC or that Gryphon or ABTC currently do not consider to present significant risks to the business of Gryphon, ABTC or the Combined Company. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that Gryphon, ABTC or the Combined Company may face.

Risks Related to the Mergers

Neither Gryphon nor ABTC can be sure if or when the Mergers will be completed.

The Closing is subject to the satisfaction or waiver of various conditions, including the authorization of the Mergers by ABTC’s stockholders and the approval of the Required Proposals described herein by Gryphon’s stockholders. Neither Gryphon nor ABTC can guarantee that the Closing conditions set forth in the Merger Agreement will be satisfied. If Gryphon is unable to satisfy the Closing conditions in ABTC’s favor or if other mutual Closing conditions are not satisfied, ABTC will not be obligated to complete the Mergers. Under certain circumstances, Gryphon would be required to pay ABTC a termination fee of $5,000,000, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement.

If the Mergers are not completed, the Gryphon Board, in discharging its fiduciary obligations to Gryphon stockholders, will evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Gryphon stockholders as the Mergers, if available at all. Any future sale, merger, financing or other transaction may be subject to further stockholder approval. Gryphon may also be unable to find, evaluate or complete other strategic alternatives, which may have a material adverse effect on Gryphon’s business, financial condition or results of operations.

Gryphon’s and ABTC’s efforts to complete the Mergers could cause substantial disruptions in and create uncertainty surrounding, their respective businesses, which may materially adversely affect their results of operation and businesses. Uncertainty as to whether the Mergers will be completed may also affect Gryphon’s and ABTC’s ability to retain and motivate existing employees. A substantial amount of Gryphon’s and ABTC’s management’s and employees’ attention is being directed toward the Closing and thus is being diverted from their respective day-to-day operations. Uncertainty as to Gryphon’s and ABTC’s future could adversely affect their relationship with collaborators, suppliers, vendors, regulators and other business partners and stakeholders. For example, vendors, collaborators and other counterparties may defer decisions concerning working with Gryphon or ABTC or seek to change existing business relationships with Gryphon or ABTC, during the pendency of the Mergers. Changes to or termination of, existing business relationships could adversely affect Gryphon and ABTC’s business, results of operations and financial condition, as well as the market price of Gryphon Common Stock. The adverse effects of the pendency of the Mergers could be exacerbated by any delays in the Closing or by the termination of the Merger Agreement.

For a description of the conditions to the Closing, please see the section of the preliminary proxy statement/prospectus titled “The Merger Agreement — Conditions to the Closing.”

The Closing is subject to approval by the Gryphon stockholders and the ABTC stockholders. Failure to obtain these approvals would prevent the Closing.

The Closing is subject to certain approvals by the Gryphon stockholders and the ABTC stockholders. Failure to obtain the required stockholder approvals may result in a material delay in or the abandonment of, the Mergers. Any delay in completing the Mergers may materially adversely affect the timing and benefits that are expected to be achieved from the Mergers.

Gryphon stockholders will experience significant ownership and voting power dilution in connection with the Mergers and may not realize a benefit from the Mergers commensurate with that dilution.

Pursuant to the terms of the Merger Agreement and upon the Closing, the Gryphon stockholders as of immediately prior to the First Effective Time are expected to own 2.0% of the Combined Company Common Stock and the ABTC stockholders as of immediately prior to the First Effective Time are expected to own 98.0% of the Combined Company Common Stock, each on a fully diluted basis. ABTC stockholders who hold ABTC Class B Common Stock, including ABH, which is a wholly owned subsidiary of Hut 8, and certain other stockholders of ABTC, will receive Class B Common Stock, which will entitle the holder thereof to 10,000 votes per share. The Class A Common Stock that will be held by other stockholders of the Combined Company, including stockholders of Gryphon, will entitle the holder thereof to one vote per share. Upon the Closing, Hut 8 will own 80% of the shares of Class B Common Stock and a majority of the total combined voting power of Combined Company’s outstanding capital stock.

Accordingly, the issuance of Combined Company Common Stock to ABTC stockholders in the Mergers will significantly reduce the ownership stake and relative voting power of each share of Gryphon Common Stock held by current Gryphon stockholders. Consequently, following the Mergers, the ability of current Gryphon stockholders to influence Combined Company management will be substantially reduced.

If the Combined Company is unable to realize the strategic and financial benefits currently anticipated from the Mergers, Gryphon stockholders will have experienced substantial dilution of their ownership interests in Gryphon without receiving the expected commensurate benefit or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the expected strategic and financial benefits currently anticipated from the Mergers.

The intended benefits of the Mergers may not be realized.

The Mergers pose risks for Gryphon’s and ABTC’s ongoing operations, including, among others:

●	that senior management’s attention may be diverted from management of the respective businesses, current operations and development;

●	that there are significant costs and expenses associated with any undisclosed or potential liabilities; and

●	that unforeseen difficulties may arise in integrating Gryphon’s and ABTC’s businesses in the Combined Company.

As a result of the foregoing and other factors, risks and characteristics, the Combined Company may be unable to realize the full strategic and financial benefits currently anticipated from the Mergers and Gryphon and ABTC cannot assure you that the Mergers will be accretive to Gryphon or ABTC stockholders in the near term or at all. Furthermore, if Gryphon or ABTC stockholders fail to realize the intended benefits of the Mergers or they take longer than expected to achieve, the market price of the Combined Company’s common stock could decline to the extent that the market price reflects those anticipated benefits. Gryphon stockholders will have experienced substantial dilution of their ownership interests in Gryphon without receiving any commensurate benefit or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

Failure to complete the Mergers may result in Gryphon paying a termination fee to ABTC, which could significantly harm the price of the Gryphon Common Stock and Gryphon’s future business and operations.

If the Mergers are not completed and the Merger Agreement is terminated under certain circumstances, Gryphon may be required to pay ABTC a termination fee of $5,000,000, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement. Even if such a termination fee is not payable in connection with a termination of the Merger Agreement, Gryphon will have incurred significant fees and expenses, which must be paid whether or not the Mergers are completed. Further, if the Mergers are not completed, it could significantly harm the market price of the Gryphon Common Stock.

In addition, if the Merger Agreement is terminated and Gryphon determines to seek another business combination, there can be no assurance that Gryphon will be able to find a partner and close an alternative transaction on terms that are as favorable as or more favorable to Gryphon than the terms set forth in the Merger Agreement or at all.

The market value of Gryphon and ABTC may change between the date of the preliminary proxy statement/prospectus and the Closing and the fairness opinion obtained by Gryphon will not reflect subsequent changes.

The Gryphon Board obtained an opinion of Marshall & Stevens to address the fairness to Gryphon stockholders of the consideration to be paid by Gryphon in the Mergers, from a financial point of view, as of May 7, 2025. Subsequent changes in the operation and prospects of Gryphon or ABTC, general market and economic conditions and other factors, some of which may be beyond the control of Gryphon or ABTC and on which Marshall & Stevens’ opinion was based, may significantly alter the value of ABTC or Gryphon or the price of the shares of Gryphon Common Stock, by the time the Mergers are completed. Because Gryphon does not anticipate asking Marshall & Stevens to update its opinion, the opinion will not address the fairness of the consideration from a financial point of view as of any other date other than the date of such opinion. For a description of the opinion that Gryphon obtained from Marshall & Stevens, please refer to “The Mergers — Opinion of Marshall & Stevens” in the preliminary proxy statement/prospectus.

The Mergers are subject to the requirements of the HSR Act, and regulatory authorities may impose conditions that could have an adverse effect on Gryphon and/or ABTC following the Mergers or that could delay, prevent or increase the costs associated with completion of the Mergers.

Completion of the Mergers is conditioned upon the expiration or termination of any waiting period under the provisions of the HSR Act. Under the Merger Agreement, Gryphon and ABTC have agreed to use their respective reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers. However, there can be no assurance that these approvals will be obtained and that the other conditions to completing the Mergers will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the Closing or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement which may delay completion of the Mergers or impose additional material costs on or materially limit the revenues of the Combined Company following the completion of the Mergers. There can be no assurance that regulators will choose not to impose such conditions or changes in terms, and, if imposed, such conditions or changes in terms may delay or lead to the abandonment of the Mergers.

The Mergers may be completed even though certain events occur prior to the Closing that materially and adversely affect Gryphon or ABTC.

The Merger Agreement provides that either Gryphon or ABTC can refuse to complete the Mergers if there is a material adverse effect with the other party occurring between the date of the Merger Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Mergers, even if such change could be said to have a material adverse effect on Gryphon or ABTC, including, but not limited to:

●	any changes in conditions generally affecting United States or global economic, business, regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets;

●	conditions (or changes in such conditions) in the currency, Bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry);

●	general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency);

●	acts of God, natural disasters, calamities, disease outbreaks or pandemics;

●	any failure, in and of itself, by ABTC or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period;

●	the execution and delivery of the Merger Agreement, the public announcement thereof, the pendency of the Merger Agreement, the impact thereof on the relationships of ABTC and its subsidiaries, with customers, suppliers or partners or the Closing;

●	any changes after the date of the Merger Agreement not announced prior to the date of the Merger Agreement in any applicable law or U.S. generally accepted accounting principles (“U.S. GAAP”), including, in each case, the authoritative interpretation or enforcement thereof;

●	any action required by a governmental authority pursuant to antitrust laws in connection with the Mergers; and

●	any action or omission taken by ABTC pursuant to the prior written request of Gryphon, subject to certain exceptions set forth in the Merger Agreement.

The officers and directors of Gryphon and ABTC have interests in the Mergers that may be different from or in addition to, the interests of Gryphon and ABTC stockholders generally.

Some of Gryphon’s directors and officers have interests in the Mergers that are different from Gryphon’s stockholders generally and that may influence them to support or approve the Mergers without regard to the interests of Gryphon’s other stockholders. For example:

●	based on the terms of his employment agreement, Steve Gutterman, the Company’s Chief Executive Officer, will be entitled to receive a total value of approximately $2,290,794 in connection with the Closing, which consists of (i) $737,164 as part of severance payments under his employment agreement and (ii) approximately $1,553,630 in value associated with the accelerated vesting of outstanding unvested restricted stock units;

●	based on the terms of his employment agreement, Simeon Salzman, the Company’s Chief Financial Officer, will be entitled to receive a total value of approximately $412,500 in connection with the Closing, which consists of a severance payment under his employment agreement that is payable in twelve equal monthly installments;

●	based on the terms of his employment agreement, Eric Gallie, the Company’s Senior Vice President, Energy, will be entitled to receive a total value of approximately $835,000 in connection with the Closing, which consists of (i) $250,000 as part of severance payments under his employment agreement, payable in twelve equal monthly installments and (ii) approximately $585,000 in value associated with the accelerated vesting of outstanding unvested restricted stock units; and

●	Gryphon’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Mergers and pursuant to the terms of the Merger Agreement.

The Gryphon Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement.

The interests of Gryphon and ABTC directors and executive officers are described in more detail in the sections titled “The Mergers — Interests of Gryphon Directors and Executive Officers in the Mergers” and “The Mergers — Interests of ABTC’s Directors and Officers in the Mergers” in the preliminary proxy statement/prospectus. Gryphon and ABTC stockholders should be aware of these interests when they consider voting or consenting, as applicable, to matters relating to the Mergers.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The Merger Agreement contains “no-shop” restrictions on Gryphon’s ability to solicit, initiate, endorse, knowingly encourage or facilitate third party proposals relating to alternative transactions or to provide information to or engage in discussions with, a third party in relation to an alternative transaction, subject to certain exceptions to permit the Gryphon Board to comply with its fiduciary duties. The Merger Agreement also contains “force the vote” provisions that require Gryphon to hold the Special Meeting even if the Gryphon Board withdraws, amends or modifies its recommendation regarding the Proposals. Before the Gryphon Board may change its recommendation to stockholders to vote in favor of the Proposals, Gryphon must, among other things, provide ABTC with notice and negotiation rights. Upon the termination of the Merger Agreement in certain circumstances, including in connection with a Gryphon Recommendation Change in response to a Superior Proposal, Gryphon may be required to pay up to $5,000,000 as a termination fee, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement.

These provisions could discourage a potential third party acquiror from considering or proposing an acquisition transaction, even if it were prepared to pay a higher price than what would be received in the Mergers. These provisions might also result in a potential third party acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $5,000,000 termination fee and additional ABTC fees and expenses that may become payable.

If the Merger Agreement is terminated and Gryphon determines to seek another business combination, Gryphon may not be able to negotiate a transaction with another party on terms comparable to or better than, the terms of the Merger Agreement or at all.

Furthermore, as noted above, certain Gryphon securityholders holding an aggregate of approximately 19.19% of the outstanding voting securities of Gryphon as of May 9, 2025 have entered into the Gryphon Support Agreements. These Gryphon securityholders also agreed to vote against any Gryphon Acquisition Proposal (as defined in the Merger Agreement) or any other proposal with respect to Gryphon that is in opposition to or in competition with, the Mergers (see “Agreements Related to the Merger Agreement — Gryphon Support Agreements”). As a result, the Gryphon Support Agreements may discourage other parties from attempting to engage in a transaction with Gryphon, even if those parties would otherwise be willing to offer greater value to Gryphon stockholders than that offered by ABTC under the Mergers.

Gryphon and ABTC will be subject to certain contractual restrictions while the Mergers are pending.

The Merger Agreement restricts each of Gryphon and ABTC from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying dividends, repurchasing or, with respect to Gryphon, issuing equity securities outside certain limited exceptions and taking other specified actions until the earlier of the Closing or the termination of the Merger Agreement without the consent of the other party. These restrictions may prevent Gryphon and ABTC from pursuing attractive business opportunities that may arise prior to the Closing and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Mergers could be exacerbated by any delays in the Closing or the termination of the Merger Agreement. See the section titled “The Merger Agreement — Conduct of Business” in the preliminary proxy statement/prospectus.

The market price of Gryphon Common Stock may decline and the value of ABTC’s securities may be adversely affected as a result of the announcement and pendency of the Mergers.

The market price of Gryphon Common Stock may decline and the value of ABTC’s securities may be adversely affected as a result of the announcement and pendency of the Mergers for a number of reasons, including if:

●	investors react negatively to the prospects of the Combined Company’s business and financial condition following the Mergers; and/or

●	the attention of Gryphon or ABTC management is directed towards the Closing and other transaction-related considerations and is diverted from the day-to-day business operations of Gryphon or ABTC, as applicable and matters related to the Mergers require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Gryphon or ABTC, as applicable.

A decline in the market price of Gryphon Common Stock or an adverse effect upon the value of ABTC’s securities could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Gryphon, ABTC or the Combined Company.

If the Mergers are not completed, the Gryphon Board may decide to pursue a dissolution and liquidation of Gryphon. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the Mergers will be completed. If the Mergers are not completed, the Gryphon Board may decide to pursue a dissolution and liquidation of Gryphon. In such an event, the amount of cash available for distribution to Gryphon stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution is expected to be reduced as Gryphon continues to fund its operations and transaction-related expenses. In addition, if the Gryphon Board were to approve and recommend and Gryphon stockholders were to approve, a dissolution and liquidation of Gryphon, Gryphon would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Gryphon stockholders. As a result of this requirement, a portion of Gryphon’s remaining cash assets may need to be reserved pending the resolution of such obligations. In addition, Gryphon may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Gryphon Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Gryphon Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Gryphon.

ABTC stockholders may receive shares of Combined Company Common Stock in the Mergers that have a value that is less than or greater than, the fair market value of the shares of ABTC Common Stock.

ABTC Common Stock is privately held and not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of ABTC Common Stock. Because the percentage of Combined Company Common Stock to be issued to stockholders of ABTC was determined based on negotiations between the parties, it is possible that the stockholders of ABTC may receive shares of Combined Company Common Stock in the Mergers that have a value that is less than or greater than, the fair market value of the shares of ABTC Common Stock.

In addition, the Exchange Ratio is not adjustable based on the market price of Gryphon Common Stock, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed. The Merger Agreement has set the Exchange Ratio formula for the Combined Company Common Stock and the Exchange Ratio is only adjustable upward or downward on the basis of Gryphon’s and ABTC’s fully diluted equity capitalization as of immediately prior to the effective time of the Mergers. Any changes in the market price of Gryphon Common Stock before the Closing will not affect the number of shares ABTC stockholders will be entitled to receive pursuant to the Merger Agreement, nor the expectation that ABTC stockholders will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis, upon the Closing.

Therefore, if before the Closing, the market price of Gryphon Common Stock declines from the market price on the date of the Merger Agreement, then ABTC stockholders could receive Merger Consideration with substantially lower value. Similarly, if before the Closing, the market price of Gryphon Common Stock increases from the market price on the date of the Merger Agreement, then ABTC stockholders could receive merger consideration with substantially more value for their shares of ABTC Common Stock than the parties had negotiated for in the establishment of the Exchange Ratio. For a discussion of the Exchange Ratio, see the sections titled “The Mergers — Merger Consideration” and “The Merger Agreement — Terms of the Merger; Merger Consideration” in the preliminary proxy statement/prospectus.

Litigation relating to the Mergers could require Gryphon or ABTC to incur significant costs and suffer management distraction and could delay or enjoin the Mergers.

Gryphon or ABTC could be subject to demands or litigation related to the Mergers, whether or not the Mergers are consummated. Such actions may create uncertainty relating to the Mergers or delay or enjoin the Mergers and responding to such demands is often expensive and could divert management time and resources. In addition, such demands or litigation could lead to a dissolution or bankruptcy of Gryphon if the costs associated with such demands or litigation are significant enough. For additional information regarding certain pending litigation matters relating to Gryphon, see the section titled “Gryphon’s Business — Legal Proceedings” in the preliminary proxy statement/prospectus.

Gryphon and ABTC are expected to incur substantial expenses related to the Mergers.

Gryphon and ABTC have incurred and expect to continue to incur, substantial fees and expenses in connection with the Mergers, including legal, accounting, financial advisory and other transaction fees and costs associated with the Mergers. Additionally, as the controlling stockholder of ABTC, Hut 8 has incurred and expects to continue to incur fees and expenses in connection with the Mergers, and such costs are expected to be borne by ABTC. Actual transaction costs may substantially exceed Gryphon’s and ABTC’s respective estimates and may have an adverse effect on the Combined Company’s financial condition and operating results.

In addition, the Combined Company may also incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Gryphon and ABTC continue to assess the magnitude of these costs and additional unanticipated costs may be incurred in the Mergers and the integration of the two companies’ businesses.

Gryphon or ABTC may waive one or more of the Closing conditions without re-soliciting stockholder approval.

Gryphon or ABTC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Mergers. Gryphon and ABTC expect to evaluate the materiality of any waiver and its effect on Gryphon or ABTC stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of the preliminary proxy statement/prospectus or any re-solicitation of proxies, approvals or voting cards is required in light of such waiver. Any determination to waive any condition to the Mergers or as to re-soliciting stockholder approval or amending this preliminary proxy statement/prospectus as a result of a waiver will be made by Gryphon or ABTC, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

Risks Related to ABTC

ABTC’s Risks Related to Bitcoin

ABTC is expected to be highly concentrated in Bitcoin. Bitcoin is a highly volatile asset and fluctuations in the price of Bitcoin are likely to influence ABTC’s business, financial condition and results of operations and the value of ABTC’s securities.

ABTC’s investments are expected to be highly concentrated in a single asset, Bitcoin. ABTC generates revenue from Bitcoin rewards that ABTC earns through mining in facilities operated and managed by Hut 8. ABTC expects to acquire additional Bitcoin through at-market purchases to build ABTC’s strategic reserve of Bitcoin. However, Bitcoin is a highly volatile asset and fluctuations in the price of Bitcoin are likely to influence ABTC’s business, financial condition and results of operations and the value of ABTC’s securities. ABTC’s business, financial condition and results of operations and the value of ABTC’s securities would be adversely affected if the price of Bitcoin decreased substantially, including as a result of:

●	decreased user and investor confidence in Bitcoin, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, Bitcoin miners and investors, (ii) actual or expected significant dispositions of Bitcoin by large holders, including vehicles investing in Bitcoin or tracking Bitcoin markets and (iii) actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin exchange traded products;

●	negative publicity, media coverage or sentiment due to events in or relating to or perception of, Bitcoin or the broader digital assets industry, for example, (i) public perception that Bitcoin can be used as a vehicle to circumvent sanctions or to fund criminal or terrorist activities; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the Bitcoin ecosystem; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX and its affiliates; and (iv) the actual or perceived environmental impact of Bitcoin mining and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations and other actors related to the energy resources consumed in the Bitcoin mining process;

●	changes in consumer preferences and the perceived value or prospects of Bitcoin;

●	competition from other digital assets that exhibit better speed, security, scalability or energy efficiency, that feature other more favored characteristics, that are backed by governments or reserves of fiat currencies or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or adversely affect investor confidence in digital assets generally;

●	disruptions, failures, unavailability or interruptions in service of Bitcoin exchanges;

●	cyber theft of Bitcoin from online wallet providers or news of such theft from such providers or from individuals’ online wallets;

●	the filing for bankruptcy protection by, liquidation of or market concerns about the financial viability of digital asset custodians, exchanges, lending platforms, investment funds or other digital asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin or that adversely affect the operations of or otherwise prevent digital asset custodians, exchanges, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of Bitcoin, including block reward halving events or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

●	scaling challenges, including transaction congestion or slow settlement times and higher transaction fees, associated with processing transactions on the Bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions.

In addition, ABTC has adopted ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), reflected in its financial statements as of January 1, 2022. ASU 2023-08 requires ABTC to measure its Bitcoin holdings at fair value in its combined balance sheet, with gains and losses in the fair value of its Bitcoin recognized in net income for reach reporting period. The price of Bitcoin has historically been subject to dramatic price fluctuations and is highly volatile and may cause its quarterly results to fluctuate significantly, which could have an adverse effect on the value of its securities. ABTC expects the adoption of ASU 2023-08 will increase the volatility of its financial results. As a result, its Bitcoin holdings have and may in the future significantly affected its financial results and if it continues to increase its overall Bitcoin holdings pursuant to its strategy, those holdings may have an even greater impact on its financial results and the value of its securities.

If ABTC fails to grow its hashrate, it may be unable to compete and its business, financial condition and results of operations could suffer.

Generally, a Bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the Bitcoin miner’s hashrate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hashrate. As demand for Bitcoin has increased, the global network hashrate has increased and to the extent more adoption of Bitcoin occurs, ABTC would expect the demand for Bitcoin would increase, drawing more mining companies into the industry and further increasing the global network hashrate. As new and more powerful Bitcoin miners are deployed, the global network hashrate will continue to increase, meaning a Bitcoin miner’s percentage of the total daily rewards will decline unless it deploys additional hashrate at pace with the growth of global hashrate. Accordingly, to compete, ABTC believes it will need to continue to acquire new Bitcoin miners, both to replace those lost to ordinary wear-and-tear and other damage and to increase its hashrate to keep up with a growing global network hashrate. However, there can be no assurance that ABTC will have the resources to acquire new Bitcoin miners and increase its hashrate in order to maintain the profitability of ABTC’s mining operations. See “— ABTC may be unable to purchase Bitcoin miners at scale or face delays or difficulty in obtaining new Bitcoin miners at scale.”

Furthermore, predicting the growth in network hashrate is extremely difficult. Generally, ABTC would expect hashrate increases to be correlated with increases in Bitcoin price, but that has not always been the case, including during recent periods of time during 2022 and 2023. To the extent that hashrate increases but the price of Bitcoin does not, there can be no assurance that ABTC will be able to recover its investment in the hardware and processing power required to upgrade its mining operations and the results of ABTC’s Bitcoin mining operations will suffer.

ABTC may be unable to purchase Bitcoin miners at scale or face delays or difficulty in obtaining new Bitcoin miners at scale.

ABTC’s Bitcoin mining operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with mining Bitcoin are lower than the price of the Bitcoin mined at the time of sale. As the cost of obtaining new Bitcoin miners increases, the cost of producing Bitcoin also increases. For example, Bitcoin miners experience ordinary wear-and-tear from operation and may also face more significant malfunctions caused by factors which may be beyond ABTC’s control. Additionally, as technology evolves, ABTC may acquire newer models of Bitcoin miners to remain competitive in the market. The continual upgrade and refresh of mining machines requires substantial capital investment and ABTC may face challenges in doing so on a timely basis based on the price and availability of new Bitcoin miners and ABTC’s access to adequate capital resources.

There have previously been periods of shortage in new Bitcoin miners available for purchase and a delay in delivery schedules for new Bitcoin miner purchases. On March 31, 2025, in connection with the Contributions (as defined herein), ABTC entered into a Put Option Agreement (the “Put Option Agreement”) with Zephyr Infrastructure, LLC, a Delaware limited liability company and a wholly owned subsidiary of Hut 8 (“Zephyr”), pursuant to which Zephyr has the right to sell to ABTC any Bitcoin miners purchased by Zephyr under an existing purchase option agreement (the “Bitmain Agreement”) between Zephyr and Bitmain Technologies Georgia Limited (“Bitmain”). The Bitmain Agreement in turn provides for Zephyr’s right to purchase from Bitmain up to 17,280 Antminer U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million. However, there is no assurance that Bitcoin miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner. Accordingly, there is no assurance that Bitmain will be able to fulfill deliveries of Bitcoin miners to Zephyr pursuant to the Bitmain Agreement fully and in a timely manner. Supply chain issues or geopolitical matters, including the relationship of the United States and Canada between each other and with China and other countries may also impact equipment manufacturers’ ability to fully and timely fulfill purchase orders. In the event that Bitcoin miner manufacturers or other suppliers are not able to keep pace with or fail to satisfy, demand, ABTC may not be able to purchase Bitcoin miners or other equipment in sufficient quantities or on the delivery schedules required to meet ABTC’s business needs. Bitcoin miner manufacturers may require advance deposits for Bitcoin miner purchases. Therefore, ABTC may need to tie up significant amounts of capital for prolonged periods before ABTC receives and is able to deploy purchased Bitcoin miners to generate revenue. Should any suppliers default on purchase agreements with ABTC, ABTC may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. The outcome of any actions initiated in such international jurisdictions and ABTC’s ability to enforce judgments (if any) issued in its favor on such jurisdictions is inherently uncertain given differences in legal systems, biases against foreign litigants in certain jurisdictions and other factors outside ABTC’s control. Furthermore, there is no guarantee that ABTC would succeed in recovering any of the deposits paid for such purchases, which could materially and adversely affect ABTC’s business, financial condition and results of operations.

ABTC may be subject to additional risks associated with holding Bitcoin for its own account.

ABTC’s Bitcoin are not insured and ABTC does not hold its Bitcoin with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, ABTC’s Bitcoin are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. Instead, ABTC safeguards and keeps its Bitcoin private by utilizing storage solutions provided by custodians, including Coinbase Custody Trust Company, LLC (“Coinbase Custody”). Although ABTC’s Bitcoin custodians use security procedures with various elements, such as redundancy, segregation and cold storage, to minimize the risk of loss, damage and theft, neither the custodians nor ABTC can guarantee the prevention of such loss, damage or theft, whether caused intentionally, accidentally or by force majeure. In light of the significant amount of Bitcoin ABTC expects to hold, these additional risks, including security breaches or cyberattacks or the risk that ABTC’s Bitcoin could be determined to be property of a bankruptcy estate, are of particular concern and any loss, whether temporary or permanent, of ABTC’s Bitcoin could adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin may only be controlled by the possessor of both the unique public key and private key relating to the local or online digital wallet in which they are held. ABTC is required to publish the public key relating to a digital wallet in use once ABTC first verifies a spending transaction from that digital wallet and broadcasts such information into the respective network. ABTC safeguards the private keys relating to its Bitcoin by relying on its custody providers. However, to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, ABTC will be unable to access its Bitcoin and the private key will not be capable of being restored by the Bitcoin network. Any loss of private keys relating to digital wallets used to store ABTC’s Bitcoin could adversely affect its business, financial condition and results of operations.

Further, it is possible that, through computer or human error, theft or other criminal action, ABTC’s Bitcoin could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable and stolen or incorrectly transferred Bitcoin may be irretrievable and ABTC may have extremely limited or no effective means of recovering such Bitcoin. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin and other blockchain-based digital assets have been and may in the future be, subject to security breaches, cyberattacks or other malicious activities. A successful security breach or cyberattack on ABTC or its custodians could result in a partial or total loss of ABTC’s Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds ABTC’s Bitcoin. Access to ABTC’s Bitcoin could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Such a loss could have a material adverse effect on ABTC’s business, financial condition and results of operations.

In addition, ABTC believes that existing law and the terms and conditions of ABTC’s contractual arrangements with ABTC’s custodians would not result in the Bitcoin held by ABTC’s custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if ABTC’s custodially-held Bitcoin were, in the event of a bankruptcy of any of ABTC’s custodians, nevertheless considered to be the property of a bankruptcy estate, the Bitcoin custodially-held on ABTC’s behalf could be subject to bankruptcy proceedings and ABTC could be treated as a general unsecured creditor of the custodian, inhibiting ABTC’s ability to exercise ownership rights with respect to such Bitcoin. Any such outcome could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Furthermore, ABTC may temporarily store all or a portion of its Bitcoin on various digital asset trading platforms, which requires ABTC to rely on the security protocols and internal controls of these trading platforms to safeguard ABTC’s Bitcoin. Such trading platforms have been subject to hacks resulting in the loss of digital assets in the past and they may be undercapitalized or over-exposed, as seen with FTX, such that they may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept ABTC’s Bitcoin when ABTC transacts in or otherwise transfers its Bitcoin via such trading platforms. An actual or perceived security breach or data security incident at the digital asset trading platforms with which ABTC has accounts could harm ABTC’s ability to operate, result in loss of ABTC’s assets, damage ABTC’s reputation and negatively affect the market perception of its effectiveness, all of which could adversely affect its business, financial condition and results of operations.

ABTC’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

ABTC competes with other users and/or companies that are mining Bitcoin and ABTC also faces significant competition from other users and/or companies that are processing transactions on one or more digital asset networks, as well as other potential financial vehicles, including securities, derivatives or futures backed by or linked to, digital assets through entities such as exchange-traded funds. For instance, on January 10, 2024, the SEC approved the listing and trading of spot Bitcoin exchange-traded products (“ETPs”), the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. To the extent investors view ABTC’s securities or the Combined Company’s securities as providing exposure to Bitcoin, it is possible that the value of such securities may also have included a premium over the value of their Bitcoin holdings due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to Bitcoin and investors choosing to gain such exposure through ETPs rather than ABTC’s or the Combined Company’s securities. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. The listing and trading of spot ETPs for ether offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Bitcoin as well as a decline in the value of such securities relative to the value of Bitcoin holdings.

Investors may view ABTC or the Combined Company’s securities as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of such securities. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as ABTC and the Combined Company will be, or the other risk factors applicable to an operating business. Additionally, unlike spot Bitcoin ETPs, ABTC (i) does not seek for its securities to track the value of the underlying Bitcoin it holds before payment of expenses and liabilities, (ii) does not benefit from various exemptions and relief under the Exchange, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) is a Delaware corporation rather than a statutory trust, and does not operate pursuant to a trust agreement that would require it to pursue one or more stated investment objectives, and (iv) is not required to provide daily transparency as to its Bitcoin holdings or its daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to any ABTC securities.

Market and financial conditions and other conditions beyond ABTC’s control, may make it more attractive to invest in other financial vehicles or to invest in Bitcoin directly. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to ABTC and impact ABTC’s ability to successfully pursue its strategy or operate at all or to establish or maintain a market for ABTC’s securities. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, ultimately harming its investors.

The further development and acceptance of the Bitcoin network and other digital assets is subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of Bitcoin and other digital asset systems may adversely affect ABTC’s business, financial condition and results of operations.

The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general and the use of Bitcoin in particular, is subject to a high degree of uncertainty and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.

During 2022 and early 2023, some well-known digital asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco LLC, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem, negative publicity surrounding digital assets more broadly, decreased liquidity and extreme price volatility. There was no direct material impact on ABTC’s business from such bankruptcies, however, ABTC may be impacted indirectly.

Furthermore, the closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX Trading Ltd. (“FTX”), due to fraud or business failure, has disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. Thus, the failures of key market participants and systemic contagion risk is expected to, as a consequence, invite stricter regulatory scrutiny. This could have a negative impact on further development and acceptance of digital asset networks and digital assets, including Bitcoin.

Other factors that could affect further development and acceptance of digital asset networks and other digital assets include:

●	continued worldwide growth in the adoption and use of digital assets as a medium of exchange or store of value;

●	governmental regulation of Bitcoin and its use or restrictions on or regulation of access to and operation of the Bitcoin network or similar digital asset systems;

●	limitations on financial institutions processing funds for Bitcoin transactions, processing wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers or servicing or maintaining accounts for persons or entities transacting in Bitcoin;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network, including software updates and changes to network protocols that could introduce bugs or security risks;

●	the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting digital assets for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to digital assets;

●	environmental restrictions on the use of power to mine Bitcoin and a resulting decrease in global Bitcoin mining operations;

●	an increase in Bitcoin transaction costs and a resultant reduction in the use of and demand for Bitcoin; and

●	negative consumer sentiment and perception of Bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on ABTC’s business, financial condition and results of operations as well as potentially negative effect on the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, which would harm investors in ABTC’s securities.

ABTC’s reliance on third-party mining pool service providers, including Foundry and Luxor, for its mining revenue payouts may have a negative impact on ABTC’s business, financial condition and results of operations.

ABTC receives Bitcoin rewards from its mining activity through third-party mining pool operators, including Foundry and Luxor. Mining pools allow Bitcoin miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. ABTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute ABTC’s pro-rata share of Bitcoin mined to ABTC based on the computing power ABTC contributes.

Under ABTC’s mining pool agreements with Foundry and Luxor, ABTC’s daily payout is calculated based on ABTC’s hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. ABTC’s pool fee in relation to these agreements is currently below 1.0% of ABTC’s daily payout.

Should one of ABTC’s pool operator’s systems suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact ABTC’s ability to mine and receive Bitcoin mining rewards. Furthermore, ABTC is dependent on the accuracy of the mining pool operators’ record keeping and internal controls to prevent any fraud and to accurately record the total processing power provided by ABTC and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power ABTC provided. While ABTC has internal methods of tracking both ABTC’s processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine ABTC’s proportion of a given reward. ABTC has little means of recourse against mining pool operators if it determines the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If ABTC is unable to consistently obtain accurate proportionate rewards from ABTC’s mining pool operators, it may experience reduced reward for its efforts, which would have an adverse effect on ABTC’s business, financial condition and results of operations.

From time to time, ABTC may enter into certain hedging transactions to mitigate its exposure to fluctuations in the price of Bitcoin, which may expose ABTC to risks associated with such transactions, including counterparty risk.

From time to time, ABTC may enter into certain hedging transactions to mitigate ABTC’s exposure to the market price of Bitcoin. Engaging in hedging transactions may expose ABTC to risks associated with such transactions, including counterparty risk. Hedging against a decline in the values of portfolio investments caused by volatile Bitcoin market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, ABTC may not be successful in mitigating ABTC’s exposure to volatile Bitcoin prices through any hedging transactions it undertakes.

The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate ABTC for the reduction in the rewards it receives from its mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to Bitcoin miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an ever smaller number of coins being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For example, the mining reward for Bitcoin declined from 6.25 to 3.125 Bitcoin on April 19, 2024. This process is scheduled to occur once every 210,000 blocks, until the total amount of Bitcoin rewards issued reaches 21 million.

As the number of Bitcoin awarded for solving a block in a blockchain decreases, ABTC’s ability to achieve profitability becomes more difficult. While the Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that in future periods when a halving occurs the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue ABTC earns from its Bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on ABTC’s business, financial condition and results of operations. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, ABTC may not have an adequate incentive to continue mining and may decrease or cease its Bitcoin mining operations.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause industry participants and consumers to abandon Bitcoin. As Bitcoin is the only digital asset ABTC mines, ABTC could face difficulty adapting to emergent digital ledgers, blockchains or alternatives thereto. This could prevent ABTC from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account.

The characteristics of Bitcoin have been and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Furthermore, the exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other assets. Such circumstances may result in a reduction in the price of Bitcoin and can adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin and the exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated. Certain characteristics, including the speed with which Bitcoin transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain Bitcoin transactions and encryption technology that anonymizes these transactions make Bitcoin and digital currencies generally, particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Furthermore, many Bitcoin exchanges do not typically provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in or may experience problems relating to, Bitcoin exchanges, including prominent exchanges handling a significant portion of the volume of Bitcoin trading.

While ABTC will maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws, if ABTC is found to have transacted with bad actors that have used Bitcoin to launder money or persons subject to sanctions, ABTC may be subject to regulatory proceedings and may be prohibited or restricted from engaging in further transactions or dealings in Bitcoin. Furthermore, negative perception, a lack of stability in the broader Bitcoin markets and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware or government-mandated regulation may reduce confidence in Bitcoin and result in greater volatility in the prices of Bitcoin. A number of Bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. To the extent investors view ABTC’s securities as linked to the value of its Bitcoin holdings, such a negative perception of Bitcoin exchanges could have a material adverse effect on the value of its securities and its business, financial condition and results of operations.

It may be illegal now or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries.

Although currently digital assets generally are not regulated or are lightly regulated in most countries, countries such as China have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. For example, in 2021 China instituted a blanket ban on all digital asset mining and transactions, including overseas digital asset exchange services taking place in China, effectively making all digital asset-related activities illegal in China. In certain nations, it is illegal to accept payment in Bitcoin or other digital assets for consumer transactions and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect ABTC as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, ultimately harming its investors.

A failure to properly monitor and upgrade the Bitcoin network’s protocol could damage that network and an investment in ABTC’s securities.

As an open-source project, Bitcoin does not generate revenues for its contributors and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. To the extent that contributors may fail to adequately update and maintain the Bitcoin network protocol, there may be a material adverse effect on ABTC’s business, prospects or operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account.

There is a possibility of Bitcoin mining algorithms transitioning to “proof of stake” validation, which could make ABTC less competitive and adversely affect its business, financial condition and results of operations.

“Proof of stake” is an alternative method in validating digital asset transactions. Should the Bitcoin network shift from a “proof of work” validation method to a “proof of stake” validation method, mining would require less energy and may render companies, such as ABTC, less competitive. Furthermore, if ABTC’s Bitcoin miners or other mining infrastructure cannot be modified to accommodate changes in rule or protocol of the Bitcoin network, ABTC’s business, financial condition and results of operations will be significantly affected.

If a malicious actor or botnet obtains control of a majority of the processing power active on any digital asset network, including the Bitcoin network, the blockchain may be manipulated in a manner that adversely affects an investment in ABTC.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner or at all. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin or other network or the Bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Bitcoin miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the Bitcoin blockchain until the next scheduled adjustment in difficulty for block solutions). If a reduction in processing power occurs, the Bitcoin network may be more vulnerable to a malicious actor obtaining control in excess of 50% of the processing power on the Bitcoin network. Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded and could exceed, the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin or other network will increase, which may adversely impact ABTC’s business, financial condition and results of operations.

Forks in the Bitcoin network may occur in the future, which may affect the value of Bitcoin held by ABTC.

Contributors can propose refinements or improvements to the Bitcoin network’s source code that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. This is known as a “fork.” In the event a developer or group of developers proposes modifications to the Bitcoin network that are not accepted by a majority of Bitcoin miners and users, but that are nonetheless accepted by a substantial plurality of Bitcoin miners and users, two or more competing and incompatible blockchain implementations could result running in parallel, yet lacking interchangeability and necessitating exchange-type transactions to convert currencies between the two forks. This is known as a “hard fork.”

The value of Bitcoin after the creation of a fork is subject to many factors, including the value of the fork product, market reaction to the creation of the fork product and the occurrence of additional forks in the future. It may be unclear following a fork which fork represents the original asset and which is the new asset. If ABTC holds Bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that ABTC would be expected to hold an equivalent amount of the old and new assets following the fork. However, ABTC may not be able or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, ABTC may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to ABTC’s holdings in the old asset or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset. Additionally, laws, regulation or other factors may prevent ABTC from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset. As such, ABTC may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect the value of the Bitcoin ABTC holds as well as ABTC’s business, financial condition and results of operations.

ABTC’s processes with respect to curtailment may adversely affect its ability to mine Bitcoin.

ABTC may curtail the energy used by its Bitcoin mining operations in times of heightened energy prices or, in the case of a grid-wide electricity shortage, either voluntarily or through Hut 8’s agreements with utility providers. ABTC may also encounter other situations where utilities or government entities restrict or prohibit the provision of electricity to Bitcoin mining operations. In these cases, ABTC’s ability to mine Bitcoin may be negatively affected.

Risks Related to ABTC’s Business and Operations

ABTC’s operations are dependent upon maintaining a good relationship with Hut 8.

ABTC entered into the MCSA, MMSA, Exclusivity Agreement and Shared Services Agreement (each as defined herein and collectively, the “Hut 8 Agreements”) with Hut 8 and/or certain of its wholly owned subsidiaries, pursuant to which Hut 8 and/or certain of its wholly owned subsidiaries agreed to provide ABTC with Bitcoin miner colocation services, managed services and day to day management services required to maintain ABTC’s mining operations. The Hut 8 Agreements provide, among other things, that Hut 8 and/or certain of its wholly owned subsidiaries will use commercially reasonable efforts to provide ABTC with colocation and management services for ABTC’s Bitcoin miners as well as a number of other day-to-day corporate management services for ABTC.

As part of ABTC’s strategy, ABTC aims to leverage its relationship with Hut 8 in obtaining certain necessary services, including Bitcoin miner colocation services, managed services and day to day management services.

ABTC is highly dependent on Hut 8 and the Hut 8 Agreements for the development of its business model. If Hut 8 is unable, refuses or fails to perform its obligations under the Hut 8 Agreements, in whole or in part, whether due to certain economic or market conditions, bankruptcy, insolvency, lack of liquidity, operational failure, fraud or for any other reason, it will have a material adverse effect on ABTC’s business and there is a possibility that ABTC will not be able to continue development under its current business model.

If the Hut 8 Agreements are terminated or not renewed, ABTC may not be able to find an alternative provider for such services on favorable terms or at all, which is likely to have a material adverse effect on its business, prospects, financial condition and operating results.

Furthermore, Hut 8, through its whollyowned subsidiary ABH, is ABTC’s controlling stockholder and is expected to be the controlling stockholder of the Combined Company as of the Closing. The Hut 8 Agreements currently constitute related party transactions between Hut 8 and ABTC and will constitute related-party transactions between Hut 8 and the Combined Company. Hut 8 is also entitled to appoint a majority of the members of the ABTC Board and it has the power to determine the decisions to be taken at meetings of ABTC’s stockholders, including in respect of related party transactions, such as the Hut 8 Agreements, corporate restructurings and the date of payment of dividends and other capital distributions. Thus, the decisions of Hut 8 as ABTC’s controlling shareholder on these matters, including its decisions with respect to its or ABTC’s performance under the Hut 8 Agreements, may be contrary to the expectations or preferences of other ABTC stockholders and could have a material adverse effect on ABTC’s business, prospects, financial condition and operating results. See the sections titled “Certain Relationships and Related-Party Transactions — ABTC Transactions” and “ABTC’s Business — Material Agreements” in the preliminary proxy statement/prospectus.

ABTC may experience liquidity constraints and may need to raise additional capital. In addition, ABTC expects to raise additional capital to execute its strategy. ABTC may be unable to raise the additional capital needed to operate and grow its business.

Liquidity risk is the risk that ABTC will not be able to meet its financial obligations as they fall due. ABTC plans to settle its financial obligations out of cash and cash equivalents, including from any potential sales of ABTC’s Bitcoin. However, the capital required to operate ABTC’s business and implement its growth initiatives is substantial. In addition, future capital raises and financings are an important part of ABTC’s future plans and its Bitcoin accumulation goals. As a result, ABTC expects to raise additional funds through equity or debt financings in order to meet its operating and capital needs, fund its growth initiatives and/or respond to competitive pressures or unanticipated working capital requirements, especially if the price of Bitcoin declines. However, ABTC may be unable to do so in a timely manner, in sufficient quantities or on terms acceptable to ABTC, if at all. If ABTC is unable to raise the additional capital needed to maintain its operations and execute on its growth initiatives, ABTC may be less competitive in its industry and its business, financial condition and results of operations may suffer and the value of ABTC’s securities may be materially and adversely affected. If ABTC were to raise equity financing, any of ABTC’s stockholders may experience significant dilution of their ownership interest and the value of their investment could decline. Furthermore, if ABTC were to raise debt financing, ABTC’s debtors would likely have priority over holders of equity with respect to order of payment preference. ABTC may be required to accept terms that restrict its ability to incur additional indebtedness or take other actions, including terms that require ABTC to maintain a specified level of liquidity or other balance sheet ratios that may not be in the interests of other stockholders.

Failure of critical systems related to ABTC’s operations could have a material adverse effect on its business, financial condition; and results of operations.

The critical systems related to ABTC’s operations are subject to failure and such failure could result in service interruptions to ABTC and/or damage to its equipment, which could significantly disrupt ABTC’s normal business operations, harm its reputation and reduce its revenue. The destruction or severe impairment of any of the facilities at which ABTC’s Bitcoin miners are hosted could result in significant downtime.

ABTC’s operations are subject to temporary or permanent interruption by factors that include but are not limited to:

●	failure by ABTC or its suppliers, including Hut 8 Corp. (“Hut 8”) to provide adequate service or maintain equipment;

●	power loss or plant downtimes;

●	equipment failure;

●	human error and accidents;

●	theft, sabotage and vandalism;

●	network connectivity downtime and fiber cuts;

●	service interruptions resulting from server relocation;

●	security breaches of infrastructure maintained by ABTC’s suppliers, including Hut 8;

●	failure by ABTC or its suppliers, including Hut 8, to obtain, maintain and comply with the terms and conditions of applicable government permits and approvals

●	physical, electronic and cybersecurity breaches;

●	animal incursions;

●	fire, earthquake, hurricane, tornado, flood and other natural disasters;

●	extreme temperatures;

●	water damage;

●	public health emergencies; and

●	terrorism.

The occurrence of any of these events may have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC may not be able to compete effectively against its current and future competitors.

The industry in which ABTC operates is highly competitive and continuously evolving. ABTC expects competition to further intensify as the industry that ABTC operates in continues to grow. As ABTC expands in its existing markets and enters new markets, ABTC is expected to compete against an increasing number of companies operating both within North America and abroad that may be more established or have greater financial and other resources and/or expertise.

Driven by the proliferation of energy-intensive applications such as Bitcoin mining and high performance computing (“HPC”), demand for energy capacity continues to outpace supply. At the same time, supply chain disruptions and regulatory constraints have extended lead times for critical infrastructure, including Bitcoin miners, generators and transformers. Grid interconnection bottlenecks have further constrained access to power and Bitcoin mining infrastructure development. In this evolving landscape, ABTC competes directly with other Bitcoin miners for, among other things, Bitcoin miners, access to low-cost efficient mining infrastructure and Bitcoin rewards.

ABTC believes its success depends on its ability to scale low-cost Bitcoin production through its infrastructure-light model, including through its relationship with Hut 8 and the Hut 8 Agreements. However, this model might not provide the competitive advantage ABTC anticipates or if it does, such competitive advantage might not endure. If ABTC is unable to compete successfully or if competing successfully requires ABTC to take costly actions in response to the actions of ABTC’s competitors, ABTC’s business, financial condition and results of operations could be adversely affected.

ABTC’s Bitcoin miners are hosted at sites leased by Hut 8 and the termination or higher renewal rate of these leases could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC’s Bitcoin miners are hosted at sites leased by Hut 8 and there can be no assurance that Hut 8 will remain in compliance with the leases, that the landlord will continue to support Hut 8 and ABTC’s operations and that the leases will not be terminated despite negotiation for long term lease periods and renewal provisions. When the initial terms of Hut 8’s existing leases expire, in some instances, Hut 8 may have the right to extend the terms of the leases for one or more renewal periods. Upon the end of Hut 8’s initial term or, if applicable, the renewal periods, Hut 8 would have to renegotiate its lease terms with the applicable landlords. ABTC may not be able to directly control or influence such negotiations and the terms and conditions of such Hut 8 leases. Hut 8 may not be able to renew such leases on terms favorable to it or ABTC or at all. The termination of a lease or the renewal of such leases on less favorable terms could have a material adverse effect on ABTC’s business, financial condition and results of operations.

The Hut 8 facilities at which ABTC hosts its Bitcoin miners may experience damage, including damages that may not be covered by insurance.

The Hut 8 facilities at which ABTC currently hosts its Bitcoin miners and any future sites at which ABTC will host its Bitcoin miners are subject to a variety of risks relating to physical condition and operation, including but not limited to:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural or manmade disasters;

●	claims by employees and others for injuries sustained at facilities at which ABTC hosts its Bitcoin miners.

The measures ABTC takes to protect against these risks may not be sufficient. The realization of any hazard or operational risk may result in business interruption, liability or litigation. ABTC maintains an amount of insurance protection that it considers adequate, but ABTC cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which ABTC may be subject and, even if ABTC does have insurance coverage for a particular circumstance, ABTC may be subject to a large deductible and maximum cap. ABTC carries liability, property, business interruption and other insurance policies to cover certain insurable risks to it. ABTC selects the types of insurance, the limits and the deductibles based on ABTC’s specific risk profile, the cost of the insurance coverage versus its perceived benefit and general industry standards. ABTC’s insurance policies contain certain industry standard exclusions for events such as war and nuclear reaction. A successful claim for which ABTC is not fully insured could materially harm ABTC’s business, financial condition and results of operations. Further, due to rising insurance costs and changes in the insurance markets, ABTC cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC is subject to risks associated with its need for significant electrical power.

ABTC’s operations require significant amounts of electrical power and ABTC’s business, financial condition and results of operations may be impacted by the unavailability of power and price fluctuations in the power market. Market prices for power, capacity and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Power availability and prices may also be materially impacted by other factors outside of ABTC’s control, including:

●	changes in generation capacity in the markets in which ABTC’s Bitcoin miners operate, including changes in the supply of power as a result of the development of new plants, expansion, reduction or retirement of existing plants, the continued operation of uneconomic power plants due to state subsidies or additional or reduced transmission capacity;

●	environmental regulations and legislation;

●	electric supply disruptions, including plant outages and transmission disruptions;

●	changes in power transmission infrastructure;

●	fuel price volatility;

●	fuel transportation capacity constraints or inefficiencies;

●	development of new fuels, new technologies and new forms of competition for the production of power;

●	changes in law, including judicial decisions;

●	weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

●	changes in commodity prices and the supply of commodities, including natural gas, coal and oil;

●	changes in the demand for power or in patterns of power usage;

●	economic and political conditions;

●	supply and demand for energy commodities;

●	supply chain disruption of electrical components needed to transmit energy;

●	availability of competitively priced alternative energy sources;

●	ability to procure satisfactory levels of inventory; and

●	changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power availability and prices could affect the cost of power for ABTC’s operations, which are passed through from Hut 8 to ABTC through the MCSA.

Although Hut 8 maintains limited backup power at certain sites, it may not be feasible to run ABTC’s operations on back-up power generators in the event of a restriction on electricity or a power outage. Planned or unplanned outages at the power grids that ABTC relies on may require Hut 8 to purchase power at then-current market prices and pass along such costs to ABTC, which could have a negative impact on the cost structure of ABTC’s operations. To the extent ABTC is unable to receive adequate power supply and is forced to reduce or cease its operations due to the unavailability or cost of electrical power, ABTC’s business, financial condition and results of operations would be adversely affected.

Furthermore, there can be no assurance that power suppliers will service Hut 8’s facilities that ABTC’s Bitcoin miners are hosted at or that such suppliers will continue to provide ABTC with power for any period of time. These agreements may be terminated or ABTC may lose access to power under certain other circumstances and ABTC may not be able to find an adequate replacement at a reasonable cost or at all, especially in light of the limited availability of power and grid constraints in many markets. The inability of Hut 8 to secure a power purchase agreement or the termination of a power purchase agreement could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Moreover, there may be significant competition for suitable locations with access to affordable power to host ABTC’s Bitcoin miners if ABTC looks to expand its operations. ABTC will also depend on Hut 8 allocating the use of current and future sites suitable for hosting ABTC’s Bitcoin miners if ABTC desires to expand its operations, and there is a risk that Hut 8 may refuse to deliver the services ordered by ABTC under the Hut 8 Agreements or allocate space in future facilities to ABTC’s Bitcoin miners if Hut 8 perceives that it may deliver those services on more economically advantageous terms to other third parties or to other entities affiliated with Hut 8. See “ABTC’s Business — Material Agreements” in this Exhibit.

ABTC’s business may be heavily impacted by geopolitical, social, economic and other events and circumstances in the United States, Canada or elsewhere.

ABTC’s business may be heavily impacted by geopolitical, social, economic and other events and circumstances in the United States, Canada and elsewhere. These include natural disasters, pandemics (like the COVID-19 pandemic), geopolitical tensions, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflicts and acts of war (such as the Russia-Ukraine conflict) and related responses, including sanctions or other restrictive actions, interest rate fluctuations, inflationary issues and associated changes in monetary policy or potential economic recession, commodity prices, legislative and regulatory changes, foreign currency fluctuations, international tariffs, fluctuations in capital markets and broad trends in industry and finance. For example, equipment necessary for ABTC’s operations and ABTC’s offerings is manufactured in large part outside of the United States. There is currently significant uncertainty about the future relationship between the United States and other countries, including Canada, Mexico, China, the European Union and others, with respect to trade policies, treaties, tariffs and taxes. These events and circumstances are largely outside of ABTC’s influence and control and, while the impact of such events or circumstances is not presently known, any of them could adversely affect ABTC’s business, financial condition and results of operations. See “ABTC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations —Tariff Risk” in this Exhibit.

ABTC may be exposed to cybersecurity threats and breaches.

Threats to network and data security are increasingly diverse and sophisticated and security breaches, computer malware and computer hacking attacks have been an increasing concern. Despite ABTC’s efforts and processes in place to prevent them, ABTC’s computer servers and systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering. As techniques used to breach security change frequently and are generally not recognized until launched against a target, ABTC may not be able to promptly detect that a cyber breach has occurred, implement security measures in a timely manner or, if and when implemented, ABTC may not be able to determine the extent to which these measures could be circumvented. Recent developments in the cyber threat landscape include use of artificial intelligence (“AI”) and machine learning, as well as an increased number of cyber extortion and ransomware attacks, with the potential for higher ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology. Further, any adoption of AI by ABTC or by third parties may pose new security challenges. A party who is able to compromise the security measures on ABTC’s networks or the security of ABTC’s infrastructure could misappropriate the proprietary or sensitive information of ABTC or its employees or cause interruptions or malfunctions in ABTC’s operations. ABTC also may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by cyber breaches in ABTC’s physical or virtual security systems. Any breaches that may occur in the future could expose ABTC to increased risk of lawsuits, regulatory penalties, damage relating to loss of proprietary information, harm to ABTC’s reputation and increases in ABTC’s security costs, which could have a material adverse effect on ABTC’s business, financial condition and results of operations. Furthermore, ABTC holds its Bitcoin with third-party custodians. If ABTC’s custodians are exposed to a cyberattack or breach, it may temporarily or permanently lose access to some or all of its Bitcoin, which would have a material adverse effect on ABTC’s business, financial condition and results of operations.

The cybersecurity regulatory landscape continues to evolve and compliance with the proposed reporting requirements could further complicate ABTC’s ability to resolve cyberattacks. Although ABTC maintains insurance coverage for certain cyber risks, such coverage may be unavailable or insufficient to cover ABTC’s losses.

ABTC may face the risk of Internet-related disruptions.

ABTC’s mining operations are dependent upon access to the Internet. Neither ABTC nor Hut 8 is an Internet provider and as such, ABTC, through Hut 8, relies on other third parties to provide it with access to the Internet. There can be no assurance that Internet providers will service the Hut 8 sites that ABTC’s Bitcoin miners are hosted at or that once a provider has decided to deliver Internet connectivity to such sites, it will continue to do so for any period of time. If ABTC faces a significant disruption in Internet connectivity to the sites where its Bitcoin miners are hosted, ABTC may be required to reduce the impacted operations or cease them altogether. If this occurs, ABTC’s business, financial condition and results of operations may be materially and adversely affected.

ABTC’s success depends on key personnel whose continued service is not guaranteed.

ABTC depends on the efforts of its key personnel and the key personnel of Hut 8, including ABTC’s and Hut 8’s senior leadership, many of whom have strong technology, finance, real estate and/or Bitcoin mining expertise and industry reputations. They are important to ABTC’s success for many reasons, including that they attract investors and business and investment opportunities and assist ABTC in negotiations with investors, lenders and industry personnel. If ABTC lost their services, or Hut 8 lost the services of its key personnel, its business and investment opportunities and its relationships with lenders and other capital markets participants and industry personnel could suffer. As the number of ABTC’s competitors increases or their competitive strength increases, it becomes more likely that a competitor would attempt to hire certain of these individuals away from ABTC or Hut 8. The loss of any of these key personnel would result in the loss of these and other benefits and could materially and adversely affect ABTC’s business, financial condition and results of operations.

ABTC is an early-stage company with limited operating history.

ABTC is an early-stage company currently and has a very limited operating history. No assurances can be made that ABTC will achieve profitability in the near future, if ever. Accordingly, you should consider ABTC’s business prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that ABTC may be unable to:

●	successfully implement or execute its business plan or demonstrate that its business plan is sound;

●	adjust to changing conditions or keep pace with increased demand;

●	attract and retain an experienced management team; or

●	raise sufficient funds to effectuate ABTC’s business plan.

ABTC may not adequately respond to price fluctuations and rapidly changing technology.

Competitive conditions within the industry in which ABTC operates require that ABTC use sophisticated technology in the operation of its business. This industry is characterized by rapid technological changes, enhancements and evolving industry standards. New technologies, techniques or offerings could emerge that might offer better performance than the technologies ABTC currently utilizes and ABTC may have to manage transitions to these new technologies to remain competitive. ABTC intends to continue to invest in hardware, equipment and technology at its facilities. ABTC may not be successful, generally or relative to its competitors, in timely implementing new technology into its systems or doing so in a cost-effective manner. During the course of implementing any such new technology into ABTC’s operations, ABTC may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that ABTC will recognize, in a timely manner or at all, the benefits that ABTC may expect as a result of implementing new technology into its operations. As a result, ABTC’s business, financial condition and results of operations may suffer.

If ABTC does not accurately predict its facility requirements or if Hut 8 fails to successfully develop and operate facilities at which ABTC may host its miners, it could have a material adverse effect on ABTC’s business, financial condition and results of operations.

The costs of operating in the facilities used by ABTC will constitute a significant portion of ABTC’s capital and operating expenses. ABTC evalutes its short- and long-term infrastructure and facilities requirements in order to manage growth and ensure ensure adequate capacity for its planned and existing mining operations. However, there can be no assurance that ABTC will accurately predict its short- and long-term requirements.

ABTC is dependent on Hut 8 for the maintenance, development and expansion of future facilities. In order to sustain ABTC’s growth in certain of its existing and new markets, Hut 8 may expand an existing data center, lease a new facility or acquire suitable land, with or without structures, to build new data centers, which ABTC may use for its operations. These projects expose Hut 8 to many risks, the cost of which may be passed along to ABTC in the form of delays in providing adequate capacity for ABTC’s Bitcoin miners or increases in the costs of operating in the facilities used by ABTC, which could have an adverse effect on ABTC’s business, financial condition and results of operations. Some of the risks associated with the development, redevelopment and construction of data centers by Hut 8 or others include:

●	construction delays;

●	power and power grid constraints;

●	lack of availability and delays for data center and/or power equipment, including items such as generators and switchgear;

●	delays related to permitting and approvals to open from public agencies and utility companies; and

●	unexpected lack of power access.

Delays, difficulty finding replacement products, continued high inflation and additional or unexpected disruptions to Hut 8’s supply chain could significantly affect the cost of ABTC’s existing or anticipated projects. Furthermore, there may not be suitable properties available in Hut 8’s markets that are accessible to ABTC with the necessary combination of high-power capacity and fiber connectivity or selection may be limited. ABTC expects that it will continue to experience limited availability of power and grid constraints in many markets as well as shortages of associated equipment because of the current high demands and finite nature of these resources. These shortages could result in challenges in ensuring adequate capacity for ABTC’s planned and existing mining operations, which could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC may acquire other businesses and/or assets or form strategic alliances or joint ventures that could negatively affect ABTC’s operating results, dilute shareholder ownership, increase debt or cause it to incur significant expenses.

As part of ABTC’s growth strategy, in the future, ABTC may pursue acquisitions of businesses and/or assets and/or enter into strategic alliances or joint ventures. However, ABTC cannot offer any assurance that any such acquisition or partnership will be successful. ABTC may not be able to identify suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If ABTC completes any acquisitions, ABTC may not be able to integrate these acquisitions successfully into its existing business. In addition, in the event that ABTC acquires any existing businesses, ABTC may assume unknown or contingent liabilities.

Any such acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities, write-offs of intangible assets or goodwill, restructuring and other related expenses or litigation, any of which could have a negative impact on ABTC’s business, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and carry substantial compliance burdens and costs, which may limit ABTC’s ability to realize the anticipated benefits of such acquisitions and which may require management resources that would otherwise be focused on developing and expanding ABTC’s existing business. ABTC may experience losses related to potential investments in other companies, which could materially and adversely affect ABTC’s business, financial condition and results of operations. Furthermore, the benefits of any acquisition, strategic alliance or joint venture may also take considerable time to develop and ABTC cannot be certain that any particular acquisition, strategic alliance or joint venture will produce the intended benefits in a timely manner or to the extent anticipated or at all.

ABTC operates in the United States and Canada, which may expose it to risks, including currency risks, associated with doing business internationally.

ABTC currently operates in the United States and Canada. As a result, ABTC is and may become increasingly exposed to risks inherent in conducting business outside of the United States. These risks include the following:

●	adverse changes in foreign currency exchange rates;

●	increased difficulty in protecting ABTC’s intellectual property rights and trade secrets, including litigation costs and the outcome of such litigation in jurisdictions outside the United States;

●	increased exposure to events that could impair ABTC’s ability to operate internationally with third parties such as problems with such third parties’ operations, finances, insolvency, labor relations, manufacturing capabilities, costs, insurance, natural disasters, public health emergencies or other catastrophic events;

●	unexpected legal or government action or changes in legal or regulatory requirements;

●	difficulties in managing, growing and staffing international operations;

●	social, economic or political instability;

●	potential negative consequences from changes to taxation or tariff policies;

●	challenges to the transfer pricing of cross-border intercompany transactions;

●	increased difficulty in ensuring compliance by employees, agents and contractors with ABTC’s policies as well as with the laws of multiple jurisdictions, including international environmental, health and safety laws and increasingly complex regulations relating to the conduct of international commerce, including import/export laws and regulations, economic sanctions laws and regulations and trade control; and

●	increased exposure to cybersecurity risks in foreign jurisdictions that may materially and adversely affect ABTC’s business, financial condition and results of operations.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. ABTC’s functional currency is the U.S. dollar and most purchases are transacted in U.S. dollars. However, ABTC’s Canadian operations use Canadian dollars as their functional currency. As a result, ABTC is exposed to fluctuations in currency exchange rates, which could negatively affect ABTC’s business, financial condition and results of operations. Management currently does not hedge ABTC’s foreign exchange risk.

ABTC may incur significant expenses as a result of its international operations and it may not be successful in converting those expenditures into increased profitability. ABTC’s failure to successfully manage these risks could harm its international operations and have an adverse effect on its business, financial condition and results of operations.

Banks and financial institutions may not provide banking services or may cut off services, to businesses that provide digital asset-related services or that accept digital assets as payment.

Although a number of significant U.S. banks and investment institutions allow customers to carry and invest in Bitcoin and other digital assets, the acceptance and use by banks of digital assets, including Bitcoin, varies. However, a number of companies that provide Bitcoin or other digital asset-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. This risk may be further exacerbated in light of several high-profile bankruptcies in the digital assets industry, as well as bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult for digital asset-related companies to find banking or financial services.

A number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. ABTC also may be unable to maintain these services for its business.

The difficulty that many businesses that provide Bitcoin or other digital asset-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of digital assets as a payment system and harm public perception of digital assets. Similarly, the usefulness of digital assets as a payment system and the public perception of digital assets could be damaged if banks or financial institutions were to close the accounts of businesses providing Bitcoin or other digital asset-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over-the-counter market and the Depository Trust Company. Such factors would have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC’s Risks Related to Certain Regulations and Laws, Including Tax Laws

ABTC’s operations are subject to various legal, regulatory, governmental and technological uncertainties.

As of May 30, 2025, ABTC’s platform included Bitcoin miners at three Bitcoin mining sites in North America. ABTC’s business operating across multiple jurisdictions subjects it to extensive laws, rules, regulations, policies orders, determinations, directives and legal and regulatory interpretations and guidance.

Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, AI and/or related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty and vary widely across U.S. and Canadian federal, state, provincial and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another. Moreover, the complexity and evolving nature of ABTC’s business and the significant uncertainty surrounding the regulation of the crypto industry requires ABTC to exercise its judgment as to whether certain laws, rules and regulations apply to it and it is possible that governmental bodies and regulators may disagree with ABTC’s conclusions. To the extent ABTC has not complied or is deemed to have not complied, with such laws, rules and regulations, ABTC could be subject to significant fines, revocation of licenses, limitations on ABTC’s operations, reputational harm and other regulatory consequences, each of which may be significant and could adversely affect ABTC’s business, financial condition and results of operations.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, Canada and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the economy. For example, in light of the recent change in administration in the United States, there is considerable uncertainty and potential conflict regarding and among existing laws, judicial orders and bans, new presidential executive orders, regulatory frameworks, leadership changes and enforcement priorities and strategies. Penalties for non-compliance with any of these orders or regulations may be significant. Proposed tariffs to be imposed by the United States on imports from certain countries and potential counter-tariffs in response, could lead to increased costs and supply chain disruptions. If ABTC is not able to navigate these changes, it could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Due to ABTC’s business activities, ABTC may be subject to examinations, oversight, reviews, investigations and inquiries, many of which have broad discretion to audit and examine ABTC’s business. Moreover, laws and regulations related to economic sanctions, export controls, anti-bribery and anti-corruption and other international activities may restrict or limit ABTC’s ability to engage in transactions or dealings with certain counterparties in or with, certain countries or territories or in certain activities. ABTC cannot guarantee compliance with all such laws and regulations and failure to comply with such laws and regulations could expose ABTC to fines, penalties or costly and expensive investigations. Any new laws, regulations or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying if and how ABTC conducts its business. Adverse changes to or ABTC’s failure to comply with, any laws and regulations may have an adverse effect on ABTC’s business, financial condition and results of operations.

The application of the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”) and the regulations promulgated thereunder, to ABTC’s business is unclear and is subject to change in a manner that is difficult to predict.

The application of the CEA and the regulations promulgated thereunder by the CFTC to ABTC’s business is unclear and is subject to change in a manner that is difficult to predict. To the extent ABTC becomes or is deemed to be subject to regulation by the U.S. Commodity Futures Trading Commission (“CFTC”) in connection with its business activities, ABTC may incur additional regulatory obligations and compliance costs, which may be significant.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed, that Bitcoin and other digital assets fall within the definition of a “commodity” under the CEA and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other digital assets. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in and may in the future result in, CFTC investigations, inquiries, enforcement action and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause negative publicity for Bitcoin and other digital assets, which could adversely impact mining profitability, the value of such assets and the value of ABTC’s securities.

In addition to the CFTC’s general enforcement authority, the CFTC has regulatory and supervisory authority with respect to commodity futures, options and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined or financed basis. Changes in ABTC’s activities, the CEA, CFTC Rules or the interpretations and guidance of the CFTC may subject ABTC to additional regulatory requirements, licenses and approvals, which could result in significant increased compliance and operational costs.

Furthermore, trusts, syndicates and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association as “commodity pools.” If ABTC’s mining activities or transactions in Bitcoin were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for ABTC’s shareholders, ABTC could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting ABTC’s stockholders, financial condition and results of operations. If ABTC determines it is not possible or practicable to comply with such additional regulatory and registration requirements, ABTC may seek to cease certain of its operations. Any such action may adversely affect an investment in ABTC’s business.

If regulatory changes or interpretations require ABTC’s registration as a “money services business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (the “BSA”) or otherwise under state laws, ABTC may incur significant compliance costs.

FinCEN regulates providers of certain services with respect to “convertible virtual currency,” including Bitcoin. Businesses engaged in the transfer of convertible virtual currencies are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that digital assets mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that ABTC’s business activities cause it to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, ABTC may be required to comply with FinCEN regulations, including those that would mandate it to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that ABTC’s activities would cause us to be deemed a “money transmitter” or equivalent designation under state law in any state in which it may operate, ABTC may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause ABTC to incur extraordinary expenses. Furthermore, ABTC may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters,” such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If ABTC is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, it may cease or alter its activities.

If ABTC were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical or impossible for ABTC to continue its business as contemplated and could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is or holds itself out as being, engaged primarily or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. ABTC does not believe that it is an “investment company,” as such term is defined in either of those sections of the 1940 Act. ABTC intends to conduct its operations so that it will not be deemed an investment company. ABTC believes that it is not and will not be primarily engaged in the business of investing, reinvesting or trading in securities and it does not hold itself out as being engaged in those activities. The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court.

As a result of ABTC’s investments and ABTC’s Bitcoin mining activities, it is possible that the investment securities ABTC holds in the future could exceed 40% of ABTC’s total assets, exclusive of U.S. government securities and cash items, particularly if the SEC’s position on Bitcoin changes and, accordingly, ABTC could become an inadvertent investment company. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions or exemptions under the 1940 Act. One such exemption, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As of the date of the preliminary proxy statement/prospectus, ABTC does not believe it is an inadvertent investment company. If it does become an inadvertent investment company in the future, ABTC may take actions to cause the investment securities held by it to be less than 40% of its total assets, which may include acquiring assets with ABTC’s cash and/or Bitcoin on hand or liquidating investment securities or Bitcoin or seeking a no-action letter from the SEC if ABTC is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or Bitcoin could result in losses.

As the Rule 3a-2 exemption is available to a company no more than once every three years and assuming no other exclusion or exemption is available to us, ABTC would have to keep within the 40% limit for at least three years after it relies on Rule 3a-2 and subsequently cease being an inadvertent investment company. This may limit ABTC’s ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on ABTC’s earnings. In any event, ABTC does not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business and its contracts would become voidable. Registration is time consuming, expensive and restrictive and may require a restructuring of ABTC’s business and ABTC would be very constrained in the kind of business it could do as a registered investment company. Further, ABTC would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the 1940 Act regime. The cost of such compliance would result in ABTC incurring substantial additional expenses and the failure to register if required would have a materially adverse impact on ABTC’s business, financial condition and results of operations. Furthermore, ABTC’s classification as an investment company could adversely affect ABTC’s ability to engage in future combinations, acquisitions or other transactions on a tax-free basis.

ABTC’s interactions with a blockchain may expose it to specially designated nationals (“SDN”) or blocked persons and new legislation or regulation could adversely impact ABTC’s business or the market for digital assets.

The Office of Financial Assets Control (“OFAC”) of the U.S. Department of the Treasury requires ABTC to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, ABTC may inadvertently and without its knowledge engage in transactions with persons named on OFAC’s SDN list. ABTC prohibits any transactions with such SDN individuals and ABTC takes commercially reasonable steps to avoid such transactions, but ABTC may not be adequately capable of determining the ultimate identity of the individual with whom it transacts with respect to transacting in Bitcoin. Moreover, there is a risk that some bad actors will continue to attempt to use digital assets, including Bitcoin, as a potential means of avoiding federally imposed sanctions.

ABTC is unable to predict the nature or extent of new and proposed legislation and regulation affecting the digital asset industry or the potential impact of the use of Bitcoin or other digital assets by SDN or other blocked or sanctioned persons, which could have material adverse effects on ABTC’s business, financial condition and results of operations and ABTC’s industry more broadly. Further, ABTC may be subject to investigation, administrative or court proceedings and civil or criminal monetary fines and penalties as a result of any enforcement actions, all of which could harm ABTC’s business, financial condition and results of operations.

ABTC may be subject to substantial environmental or energy regulation and may be adversely affected by legislative or regulatory changes.

ABTC’s business is subject to extensive U.S. and Canadian federal, state, provincial and local laws. Compliance with or changes to, the requirements under these legal and regulatory regimes may cause ABTC to incur significant additional costs or adversely impact ABTC’s ability to compete on favorable terms with competitors. ABTC’s plans and strategic initiatives are based, in part, on ABTC’s understanding of current environmental and energy regulations, policies and initiatives. If new regulations are imposed or if existing regulations are modified, the assumptions made underlying ABTC’s plans and strategic initiatives may be inaccurate and ABTC may incur additional costs to adapt its plans, if ABTC is able to adapt them at all, to such changes. Failure to comply with such requirements could result in the shutdown of non-complying operations, the imposition of liens, fines and/or civil or criminal liability, costly litigation or substantial delays or modifications to ABTC’s operations or strategic initiatives. Changes to these laws and regulations could result in temporary or permanent restrictions on ABTC’s operations. Compliance with or opposing such regulation, may be costly. In addition, ABTC may be responsible for any on-site liabilities associated with the environmental condition of facilities at which ABTC hosts its Bitcoin miners, regardless of when the liabilities arose and whether they are now known or unknown.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for ABTC’s business because Bitcoin mining, with its energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on ABTC and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact ABTC’s ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, ABTC cannot predict how legislation and regulation will affect its business, financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in ABTC’s industry could harm ABTC’s reputation. Any of the foregoing could result in a material adverse effect on ABTC’s business, financial condition and results of operations.

Increased scrutiny and changing expectations from stakeholders with respect to ABTC’s practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to environmental, social and governance (“ESG”) matters. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are increasingly focused on ESG and in recent years have placed increasing importance on the non-financial impacts of their investments. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on ABTC’s operations, ABTC’s business, financial condition and results of operations could be negatively impacted.

ABTC may be adversely affected by physical risks related to climate change and ABTC’s response to it.

Severe weather events, such as droughts, wildfires, flooding, heat waves, hurricanes, typhoons and winter storms and other natural and manmade events pose a threat to ABTC’s operations through physical damage to equipment and facilities that host ABTC’s Bitcoin miners, power supply disruption and long-term effects on the cost of electricity. The frequency and intensity of severe weather events are reportedly increasing as part of broader climate changes. Changes in global weather patterns may also pose long-term risks of physical impacts to ABTC’s business. ABTC cannot be certain that any plans it has will mitigate the impacts of such disasters or events. Failure to mitigate such events could adversely affect ABTC’s business, financial condition and results of operations.

ABTC may be involved in legal proceedings from time to time, which could adversely affect it.

From time to time ABTC may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom ABTC does business and other proceedings, whether arising in the ordinary course of business or otherwise. ABTC evaluates its exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause ABTC to incur significant expenses or liabilities or require ABTC to change its business practices. In addition, the expenses and liabilities of litigation and other proceedings and the timing of these expenses from period to period, are difficult to estimate, subject to change and could adversely affect ABTC’s business, financial condition and results of operations.

In addition, responding to lawsuits brought against ABTC and governmental inquiries or legal actions that ABTC may initiate may be expensive, time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect ABTC’s business, financial condition and results of operations and ABTC could incur substantial monetary liability and/or be required to change ABTC’s business practices.

Changes in tax laws or unanticipated tax liabilities could adversely affect ABTC’s effective income tax rate and profitability.

ABTC is subject to income taxes in various jurisdictions in the United States and Canada and may become subject to taxation in additional jurisdictions as it expands. ABTC’s effective tax rate could be adversely affected in the future by several factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application, changes in the geographic mix of ABTC’s earnings and the outcome of income tax audits in any of the jurisdictions in which it operates or is otherwise subject to tax.

A significant change in U.S. or Canadian tax laws and regulations may materially and adversely impact ABTC’s income tax liability, provision for income taxes and effective tax rate. ABTC regularly assesses these matters to determine the adequacy of its income tax provision, which is subject to significant judgment.

In the ordinary course of ABTC’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although ABTC believes its tax estimates are reasonable, the outcome of income tax audits and related litigation could be materially different than that reflected in ABTC’s historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on ABTC’s business, financial condition and results of operations.

Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.

Third parties may assert intellectual property claims relating to the holding and transfer of digital assets, including Bitcoin and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end-users to hold and transfer digital assets, including Bitcoin, may adversely affect the value of the Bitcoin ABTC holds as well as its business, financial condition and results of operations. Additionally, a meritorious intellectual property claim could prevent ABTC and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against ABTC or other large digital asset network participants could adversely affect ABTC’s business, financial condition and results of operations.

Developments regarding the treatment of Bitcoin for applicable U.S. and Canadian federal, state, provincial, local and other tax purposes could adversely impact ABTC’s business.

Due to the new and evolving nature of Bitcoin and the absence of comprehensive guidance with respect to Bitcoin and related transactions, many significant aspects of the applicable U.S. and Canadian federal, state, provincial, local and other tax treatment of transactions involving Bitcoin, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain and it is unclear what guidance may be issued in the future with respect to the tax treatment of Bitcoin and related transactions.

Current Internal Revenue Service (“IRS”) guidance indicates that for U.S. federal income tax purposes digital assets, including Bitcoin, should be treated and taxed as property and transactions involving the payment of Bitcoin for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks and airdrops of digital currencies may give rise to taxable events and guidance with respect to the determination of the tax basis of digital currencies. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain hard forks and airdrops, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including staking rewards, other digital asset incentives and reward products. Generally, while current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which may be favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that Canadian federal or applicable state, provincial, local and other taxing authorities or courts will follow or continue to follow, the approach of the IRS with respect to the treatment of digital assets, including Bitcoin. Generally, any alteration of existing guidance or issuance of new or different guidance may have negative consequences, including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin. In either case, this may have a negative effect on the trading price of Bitcoin or otherwise negatively impact ABTC’s business, financial condition and results of operations. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty of its treatment for applicable U.S. and Canadian federal, state, provincial, local and other tax purposes.

ABTC may not protect its intellectual property rights and other proprietary rights effectively.

ABTC may not be able to obtain broad protection in the United States, Canada or elsewhere for its current or future intellectual property and other proprietary rights. Protecting ABTC’s intellectual property rights and other proprietary rights may require significant expenditure of ABTC’s financial, managerial and operational resources. Any of ABTC’s intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation. Moreover, the steps that ABTC may take to protect its intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. A third party might try to reverse engineer or otherwise obtain and use ABTC’s technology without its permission. ABTC cannot guarantee that others will not readily ascertain by proper means the proprietary technology used in or embodied by ABTC’s services or technology or that others will not independently develop substantially equivalent products, services or technology or that ABTC can meaningfully protect the rights to unpatented products, services or technology. ABTC cannot guarantee that its agreements with its employees, consultants, advisors, sublicensees and strategic partners will provide meaningful protection for its intellectual property and other proprietary rights.

ABTC’s intellectual property may infringe claims of third-party intellectual property rights or other proprietary rights, which could adversely affect its business and profitability.

ABTC’s commercial success may depend, in part, on its ability to operate without infringing third-party intellectual property rights or other proprietary rights. For example, there may be issued patents of which it is not aware that its services or technology infringe on. Also, there may be patents that ABTC believes that it does not infringe on, but that it may ultimately be found to by a court of law or government regulatory agency. Moreover, patent applications, in some cases, are maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which ABTC is unaware that may later result in issued patents that its services or technology allegedly infringe on. If a third party brings any claim against ABTC based on third-party intellectual property rights and/or other proprietary rights, it will be required to spend significant resources to defend and challenge such claim, as well as to invalidate any such rights. Any such claim, if initiated against ABTC, whether or not it is resolved in ABTC’s favor, could result in significant expense to ABTC and divert the efforts of technical and management personnel, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Combined Company Common Stock and the Proposals, you should carefully read the following risk factors in addition to the risks described above and the other information included or incorporated by reference in the preliminary proxy statement/prospectus.

If any of the events described in “Risks Related to Gryphon” or “Risks Related to ABTC” occur, those events could cause potential benefits of the Mergers not to be realized.

Following the Closing, the Combined Company will be susceptible to many of the risks described in the sections titled “Risks Related to Gryphon” and “Risks Related to ABTC” in this Exhibit and the preliminary proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Mergers may not be realized, the business, results of operations and financial condition of the Combined Company could be adversely affected in a material way and the market price of the Class A Common Stock could decline.

There has been no prior public market for ABTC’s common stock or the Class A Common Stock and the price of the Class A Common Stock may be volatile or may decline regardless of the Combined Company’s operating performance.

There has been no public market for ABTC’s common stock or the Class A Common Stock. Although Gryphon Common Stock is listed on Nasdaq and ABTC and Gryphon will apply to have the Class A Common Stock listed on Nasdaq, an active trading market for the Class A Common Stock may never develop or be sustained following the Mergers. The price that the Class A Common Stock trades at immediately following the Mergers may not necessarily reflect the price at which investors in the market will be willing to buy and sell it on a sustained basis. In addition, an active trading market may not develop following the Closing or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares of Class A Common Stock at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair the Combined Company’s ability to raise capital by selling securities and may impair the Combined Company’s ability to acquire other businesses or technologies using the Combined Company’s securities as consideration, which, in turn, could materially adversely affect the Combined Company’s business. The market price of the Class A Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond the Combined Company’s control, including:

●	overall performance of the equity markets;

●	the Combined Company’s operating performance and the performance of other similar companies;

●	the published opinions and third-party valuations by banking and market analysts;

●	changes in the Combined Company’s projected operating results, if any, that it provides to the public, the Combined Company’s failure to meet these projections or changes in recommendations by securities analysts;

●	regulatory or legal developments;

●	the level of expenses related to operations;

●	the Combined Company’s failure to achieve its goals in the timeframe it announces;

●	announcements of acquisitions, strategic alliances or significant agreements by the Combined Company;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in the Combined Company’s industry;

●	trading activity by stockholders who may own or transact in significant amounts of Class A Common Stock;

●	the size of the Combined Company’s public float;

●	political uncertainty and/or instability in the United States; and

●	any other factors discussed in this Exhibit or the preliminary proxy statement/prospectus.

In addition, the equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many digital asset mining and cryptocurrency companies. Stock prices of many digital asset mining and cryptocurrency companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If the Combined Company were to become involved in securities litigation, it could subject the Combined Company to substantial costs, divert resources and the attention of management from the Combined Company’s business and adversely affect its business, financial condition and results of operations.

The proposed multi-class capital structure of the Combined Company will concentrate voting control with Hut 8 and certain of the Combined Company’s other principal shareholders, who will have the ability to control the direction of its business and significantly influence all matters submitted to stockholders for approval.

A number of provisions relating to the proposed multi-class structure of the Combined Company’s Common Stock are rare or otherwise not common among other corporations with multiple class structures. For instance, each share of Class B Common Stock will be entitled to 10,000 votes per share, each share of Class C Common Stock will be entitled to 10 votes per share and each share of Class A Common Stock will be entitled to one vote per share. Additionally, the Proposed Charter will provide that transfers by holders of Class B Common Stock and Class C Common Stock will not result in those shares converting to Class A Common Stock. Moreover, the Proposed Charter will not provide for any automatic conversion of shares of Class B Common Stock and Class C Common Stock into Class A Common Stock, regardless of identity of the holders thereof or the size of their holdings of the same. See “Description of Combined Company Capital Stock” in the preliminary proxy statement/prospectus.

Upon the Closing, Hut 8 will own 80% of the shares of Class B Common Stock and a majority of the total combined voting power of Combined Company’s outstanding capital stock. Hut 8, together with the Combined Company’s other anticipated greater than 5% stockholders, will own 89.3% of the shares of Class B Common Stock, in total representing a majority of the total combined voting power of Combined Company’s outstanding capital stock.

For so long as Hut 8 owns shares of Combined Company’s capital stock that represent a majority of the combined voting power of Combined Company’s outstanding capital stock, it will be able to control any corporate action that requires a stockholder vote, regardless of the vote of any other stockholder (subject to certain limited exceptions for certain class votes). As a result, Hut 8 will (and is expected to continue to have) the ability to control significant corporate activities, including, but not limited to:

●	subject to the provisions of the Investors’ Rights Agreement, the election of the Combined Company Board and, through the Combined Company Board, decision-making with respect to the Combined Company’s business direction and policies, including the appointment and removal of its officers;

●	acquisitions or dispositions of businesses or assets, mergers or other business combinations;

●	issuances of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock and the Combined Company’s capital structure generally;

●	corporate opportunities that may be suitable for the Combined Company and Hut 8, subject to the corporate opportunity provisions in the Proposed Charter;

●	financing activities, including the issuance of debt securities and/or the incurrence of other indebtedness generally;

●	stock repurchases or the payment of one-time or recurring dividends; and

●	the number of shares available for issuance under equity incentive plans.

This voting control will limit the ability of other stockholders to influence corporate matters and, as a result, the Combined Company may take actions that stockholders other than Hut 8 do not view as beneficial. This voting control may also discourage or have the effect of delaying, deferring or preventing transactions involving a change of control of the Combined Company, including transactions in which holders of shares of Class A Common Stock might otherwise receive a premium for their shares.

Even if Hut 8 owns shares of the Combined Company’s capital stock representing less than a majority of the total combined voting power of the Combined Company’s outstanding capital stock, so long as Hut 8 owns shares representing a significant percentage of the Combined Company’s total combined voting power, Hut 8 will have the ability to substantially influence these significant corporate activities.

The multi-class structure of the Combined Company’s capital structure may adversely affect the trading market for Class A Common Stock.

It cannot be predicted whether the Combined Company’s proposed multi-class structure will result in a lower or more volatile market price for the Class A Common Stock, adverse publicity or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the proposed multi-class structure of the Combined Company’s capital structure may make the Combined Company ineligible for inclusion in certain indices and may discourage such indices from selecting the Combined Company for inclusion, may cause stockholder advisory firms to publish negative commentary about its corporate governance practices or otherwise seek to cause the Combined Company to change its capital structure and may result in large institutional investors not purchasing shares of Class A Common Stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for the Class A Common Stock. Any actions or publications by stockholder advisory firms or institutional investors critical of the Combined Company’s corporate governance practices or capital structure could also adversely affect the value of Class A Common Stock. See “Description of Combined Company Capital Stock” in the preliminary proxy statement/prospectus.

Hut 8’s interests may conflict with the interests of the Combined Company and its other stockholders.

Various conflicts of interest between the Combined Company and Hut 8 could arise. Immediately after the Closing, the Combined Company is anticipated to have five directors, all of whom will have been designated by ABTC and two of whom are current directors or executive officers of Hut 8 and ABTC. Ownership interests of these individuals and Hut 8 in the Combined Company’s capital stock and ownership interests of the Combined Company’s directors and officers in Hut 8 capital stock or service by an individual as either a director and/or officer of both companies, could create or appear to create potential conflicts of interest when such individuals are faced with decisions relating to the Combined Company. These could include:

●	corporate opportunities;

●	the impact that operating or capital decisions (including the incurrence of indebtedness) relating to the Combined Company’s business may have on Hut 8’s consolidated financial statements and/or current or future indebtedness (including related covenants);

●	business combinations involving the Combined Company;

●	the Combined Company’s dividend and stock repurchase policies;

●	management stock ownership; and

●	any intercompany agreements and services between the Combined Company and Hut 8.

Potential conflicts of interest could also arise if the Combined Company decides to enter into new commercial arrangements with Hut 8 in the future or in connection with Hut 8’s desire to enter into new commercial arrangements with third parties. Additionally, Hut 8 may be constrained by the terms of agreements relating to its indebtedness from taking actions or permitting the Combined Company to take actions, that may be in the Combined Company’s best interest.

Furthermore, disputes may arise between the Combined Company and Hut 8 relating to the Combined Company’s business relationships and these potential conflicts of interest may make it more difficult for the Combined Company to favorably resolve such disputes, including those related to: tax, employee benefits, indemnification and other matters arising from the Mergers; the nature, quality and pricing of services Hut 8 agrees to provide to the Combined Company; sales or other disposals by Hut 8 of all or a portion of its ownership interest in the Combined Company; and business combinations involving the Combined Company.

The Combined Company may not be able to resolve any potential conflicts and even if the Combined Company does, the resolution may be less favorable to the Combined Company than if it were dealing with an unaffiliated third party. While the Combined Company will be controlled by Hut 8, the Combined Company may not have the leverage to negotiate amendments to its various agreements with Hut 8 (if required) on terms as favorable to the Combined Company as those the Combined Company would negotiate with an unaffiliated third party.

The Combined Company will rely on exemptions from certain Nasdaq corporate governance requirements for controlled companies.

Upon the Closing, Hut 8 will own more than 50% of the combined voting power of the Combined Company’s outstanding capital stock, so the Combined Company will be a “controlled company” under the Rules of The Nasdaq Stock Market, LLC (the “Nasdaq Corporate Governance Rules”). As a “controlled company,” the Combined Company will be exempt from compliance with certain marketplace rules related to corporate governance, including that: (i) a majority of its board of directors must be comprised of “Independent Directors” (as defined in the Nasdaq Corporate Governance Rules), (ii) the Combined Company adopted a formal written compensation committee charter and has a compensation committee of at least two members, each of which must be an independent director, and (iii) the Combined Company adopted a formal written charter or board resolution addressing the nomination process whereby director nominees are selected either by: (a) Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate or (b) a nominations committee comprised solely of Independent Directors. Please see the sections titled “Nasdaq Stock Market Listing” and “Controlled Company” in the preliminary proxy statement/prospectus.

Following the Mergers, the Combined Company intends to rely on certain “controlled company” exemptions. As a result, the Combined Company is not expected to have a compensation committee and is not expected to have a nominations committee or independent nominating function. Accordingly, for so long as the Combined Company will be a “controlled company” and avail itself of these exemptions, the Combined Company’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the requirements of the Nasdaq Corporate Governance Rules.

Future sales and issuances of the Combined Company’s Common Stock or rights to purchase common stock, including pursuant to the 2025 Plan, could result in dilution and could cause the Combined Company Common Stock price to fall.

Additional capital will be needed in the future to continue the Combined Company’s planned operations. To the extent the Combined Company raises additional capital by issuing equity securities, its stockholders may experience substantial dilution and some or all of the Combined Company’s financial measures on a per share basis could be reduced. The Combined Company may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If the Combined Company sells common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to the Combined Company’s existing stockholders and new investors could gain rights superior to existing stockholders. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

Pursuant to the 2025 Plan, the Combined Company Board is authorized to grant stock options and other equity-based awards to its employees, directors and consultants, which equity-based awards would also cause dilution to its stockholders. The number of shares of the Class C Common Stock reserved for issuance under the 2025 Plan will not exceed 20% of the total number of the shares of Combined Company Common Stock outstanding at the Closing. If the Combined Company Board elects to increase the number of shares available for future grant by the maximum amount each year, stockholders may experience additional dilution, which could cause the Combined Company Common Stock to fall.

Sales of a substantial number of shares of the Class A Common Stock by the Combined Company’s stockholders in the public market could cause the Class A Common Stock price to fall.

Sales of a substantial number of shares of the Class A Common Stock in the public market or the perception that these sales might occur could significantly reduce the market price of the Class A Common Stock and impair the Combined Company’s ability to raise adequate capital through the sale of additional equity securities.

Upon the Closing, the Combined Company will have outstanding a total of approximately        shares of Class A Common Stock. Of these shares, approximately        shares of Class A Common Stock will be freely tradable, without restriction, in the public market immediately following the Mergers, unless they are purchased by one of the Combined Company’s affiliates.

Sales of these shares or perceptions that they will be sold, could cause the trading price of the Class A Common Stock to decline. Gryphon and ABTC are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the Combined Company or the availability of these securities for future sale will have on the market price of the Class A Common Stock after the Mergers.

Failure by the Combined Company to comply with the initial and continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the Closing of the Mergers and could result in a delisting of the Class A Common Stock subsequent to the Closing.

Gryphon, under the new name “American Bitcoin Corp.,” will be required to meet the initial listing requirements of Nasdaq to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Gryphon agreed to use its reasonable best efforts to cause the shares of Class A Common Stock being issued in the Mergers to be approved for listing on Nasdaq at or prior to the First Effective Time. If Gryphon is unable to satisfy the Nasdaq listing requirements, neither party is obligated to close the Mergers. Also, following the Mergers, if the Combined Company is unable to satisfy the Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq. Upon a potential delisting from Nasdaq, if the Class A Common Stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Class A Common Stock, decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume and fewer broker dealers willing to execute trades in the Class A Common Stock. Also, it may be difficult for the Combined Company to raise additional capital if the Class A Common Stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Class A Common Stock and could have a material adverse effect on the Combined Company.

If, after listing the Class A Common Stock on Nasdaq, the Combined Company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the Class A Common Stock. Such a delisting would likely have a negative effect on the price of the Class A Common Stock and would impair your ability to sell or purchase the Class A Common Stock when you wish to do so. In the event of a delisting, the Combined Company can provide no assurance that any action taken by the Combined Company to restore compliance with listing requirements would allow the Class A Common Stock to become listed again, stabilize the market price or improve the liquidity of the Class A Common Stock, prevent the Class A Common Stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

The Combined Company’s operating results may fluctuate significantly or fall below the expectations of investors or securities analysts, each of which may cause the Combined Company Common Stock price to fluctuate or decline.

It is expected that the Combined Company’s operating results will be subject to annual and quarterly fluctuations. The Combined Company’s net income and other operating results will be affected by numerous factors, including:

●	the Combined Company’s execution of any collaboration or similar arrangements and the timing of payments the Combined Company may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

●	the market price of digital assets, including Bitcoin;

●	additions and departures of key personnel;

●	strategic decisions by the Combined Company or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; and

●	changes in general market and economic conditions.

If the Combined Company’s operating results fall below the expectations of investors or securities analysts, the price of the Class A Common Stock could decline substantially. Furthermore, any fluctuations in the Combined Company’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

The Combined Company will incur increased costs as a result of operating as a public company and its management team will be required to devote substantial time to compliance initiatives.

As a public company, the Combined Company will incur significant legal, accounting and other expenses that ABTC did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and internal control over financial reporting and corporate governance practices. The Combined Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Combined Company’s legal and financial compliance costs and will make some activities more time-consuming and costly.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Class A Common Stock may be harmed.

Among other things, ABTC’s management will be responsible for establishing and maintaining adequate internal control over financial reporting. The Combined Company’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The Combined Company may need to hire additional accounting and financial staff to comply with public company regulations. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the Combined Company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the Combined Company will be required to furnish a report by its management on its internal control over financial reporting, which may include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To the extent that the Combined Company remains a “smaller reporting company” with less than $100 million in annual revenues, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Following the Closing, the Combined Company will need to dedicate internal resources, potentially engage outside consultants, maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite such efforts, there is a risk that neither it nor its independent registered public accounting firm, if required, will be able to conclude that its internal control over financial reporting remains effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Combined Company’s financial statements.

Moreover, if the Combined Company identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses or if the Combined Company cannot provide reliable financial reports, prevent fraud and operate successfully as a public company, investors could lose confidence in the accuracy and completeness of the Combined Company’s financial reports, its reputation and operating results may be harmed, the market price of the Class A Common Stock could decline and the Combined Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The historical financial information of ABTC presented herein may not be representative of its results or financial condition if ABTC had been operated as a standalone public company and as a result may not be representative of the Combined Company’s results or financial condition after the Mergers.

ABTC did not historically operate as a standalone company. Prior to the establishment of ABTC, the operations of ABTC were carried out by companies owned or controlled by Hut 8. ABTC’s condensed combined financial statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations of ABTC have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. Unless otherwise indicated in this Exhibit or the preliminary proxy statement/prospectus, ABTC’s results of operations reflected herein refer to Hut 8’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment. The historical results and financial condition of ABTC presented herein may be different from those that would have resulted had ABTC been operated as a standalone public company during the applicable periods or at the applicable dates. As a result, the historical financial information of ABTC may not be indicative of the future operating results or financial position of the Combined Company. See Note 1. Description of business, the transactions and basis of presentation and Note 2. Significant accounting policies and recent accounting pronouncements to ABTC’s combined financial statements included elsewhere in this Exhibit for additional detail.

The unaudited pro forma condensed combined financial information presented herein may not be representative of the Combined Company’s results after the Mergers.

The unaudited pro forma condensed combined financial information included in this Exhibit has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Mergers been completed as of the date indicated, nor is it indicative of the Combined Company’s future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Gryphon and ABTC and adjustments and assumptions have been made regarding the Combined Company after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the Combined Company as an operating company after the Mergers. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate and other factors may affect the Combined Company’s results and financial condition following the Closing. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities contemplated as part of the Mergers. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this Exhibit does not reflect what Gryphon’s or ABTC’s results or financial condition would have been had Gryphon and ABTC been a consolidated entity during all periods presented.

The market price of the Combined Company’s Common Stock may decline following the Closing.

The market price of the Combined Company’s Common Stock may decline as a result of the Closing for a number of reasons, including if:

●	the effect of the Mergers on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; and/or

●	the Combined Company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts.

Should they or other events relating to the Closing occur, any of these matters could adversely affect the businesses of or harm the financial condition, results of operations or business prospects of the Combined Company.

The rights of ABTC stockholders who become Combined Company stockholders in the Mergers and Gryphon stockholders following the Mergers will be governed by the Proposed Charter.

Upon the Closing, outstanding shares of ABTC Common Stock will be converted into the right to receive shares of Combined Company Common Stock. ABTC stockholders who receive shares of Combined Company Common Stock in the Mergers will become Combined Company stockholders. As a result, ABTC stockholders who become stockholders in the Combined Company will be governed by the Proposed Charter, rather than being governed by ABTC’s existing amended and restated certificate of incorporation. Pursuant to the Merger Agreement, the Gryphon Charter will be amended, subject to Gryphon stockholders’ approval of the Charter Proposal, in connection with the Mergers. See the section titled “Comparison of Rights of Holders of ABTC and Combined Company Capital Stock” in the preliminary proxy statement/prospectus.

The Proposed Charter will include a forum selection clause, which could limit Combined Company stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers or other employees.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Combined Company; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Combined Company to the Combined Company or to its stockholders; (iii) any action, suit or proceeding arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws of the Combined Company (as any of the foregoing may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine.

As a result, any action brought by any Combined Company stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Nothing in the Proposed Charter or the Proposed Bylaws will preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. If a court were to find the choice of forum provision that will be contained in the Proposed Charter to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, results of operations and financial condition.

Anti-takeover provisions in the Proposed Charter and Proposed Bylaws of the Combined Company, as well as provisions of Delaware law, could delay or prevent a change of control.

Certain provisions of the Proposed Charter and Proposed Bylaws of the Combined Company could discourage unsolicited takeover proposals that stockholders might consider to be in their best interests. These documents will include provisions that, among other things:

●	provide for a classified board of directors, as a result of which the Combined Company Board will initially be divided into three classes, with each class serving for staggered three-year terms;

●	permit directors to be removed from the Combined Company Board by stockholders only for cause by the affirmative vote of at least a majority of the combined voting power of the then-outstanding common stock (except that prior to the Voting Threshold Date (as defined herein), directors may be removed by our stockholders with or without cause by an affirmative vote of at least a majority of the combined voting power of the then-outstanding common stock);

●	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

●	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

●	limit the ability of stockholders to call special meetings of stockholders or to act by written consent in lieu of a meeting (except that prior to the Voting Threshold Date, special meetings of stockholders may be called by the Combined Company’s secretary at the request of stockholders holding a majority of the combined voting power of our then-outstanding common stock and stockholder actions may be taken by written consent in lieu of a meeting);

●	require the affirmative vote of at least 66 2/3% of the combined voting power of the Combined Company’s then-outstanding common stock, voting as a single class, to amend certain provisions of the Proposed Charter; and

●	establish advance notice requirements for nominations for election to the Combined Company Board or for proposing matters that may be acted on by stockholders at stockholder meetings.

The foregoing factors, as well as the significant ownership of Combined Company Common Stock by Hut 8 and other principal stockholders, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for the Combined Company Common Stock, which, under certain circumstances, could reduce the market value of the Class A Common Stock. Further, we have opted out of Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. See “Description of Combined Company Capital Stock” in the preliminary proxy statement/prospectus.

The Combined Company is not expected to pay dividends on Combined Company Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the common stock.

ABTC has never declared or paid any cash dividend on ABTC Common Stock. Gryphon has never declared or paid any cash dividend on Gryphon Common Stock. The expectation is that the Combined Company will retain future earnings for the development, operation and expansion of the Combined Company’s business and it does not anticipate declaring or paying any cash dividends for the foreseeable future. There is no guarantee that shares of the Combined Company Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

The Combined Company’s ability to use Gryphon’s net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Mergers and other ownership changes.

As of December 31, 2024, Gryphon had federal and state net operating loss (“NOL”) carryforwards of $38,580,000. The majority of federal NOL carryforwards are carried forward indefinitely. Under Section 382 of the Code, changes in Gryphon’s ownership may limit the amount of NOL carryforwards, research and development tax credit carryforwards and other tax attributes that could be utilized annually to reduce its future taxable income or tax liability, if any. This limitation would generally apply in the event of a cumulative change in its ownership of more than 50% within a three-year period. Any such limitation may significantly reduce the Combined Company’s ability to utilize Gryphon’s NOL carryforwards and research and development tax credit carryforwards before they expire. The Closing, together with private placements and other transactions that have occurred since the inception of Gryphon, is expected to trigger such an ownership change pursuant to Section 382 of the Code. Any such limitation, whether as the result of the Mergers, prior private placements, sales of common stock by existing Gryphon stockholders or additional sales of common stock by the Combined Company after the Mergers, could have a material adverse effect on the Combined Company’s results of operations in future years.

If the Mergers do not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of shares of ABTC Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of ABTC Common Stock for Combined Company Common Stock in the Mergers.

The U.S. federal income tax consequences of the Mergers to U.S. Holders will depend on whether the Mergers qualify as a “reorganization” for U.S. federal income tax purposes. If the Mergers fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder of shares of ABTC Common Stock would recognize gain or loss for U.S. federal income tax purposes on each share of ABTC Common Stock surrendered in the Mergers for Combined Company Common Stock. For a more complete discussion of the U.S. federal income tax considerations of the Mergers, please carefully review the information set forth in the section titled “U.S. Federal Income Tax Considerations.”

Key members of the Combined Company’s management team will have limited experience managing a public company.

Certain expected executive officers of the Combined Company may have, and other future members of its management team may have, limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. These individuals may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from the Combined Company’s management team and could divert their attention away from the day-to-day management of its business, which could adversely affect the Combined Company’s business, financial condition and results of operations.

The Mergers will result in changes to the Gryphon Board and the Combined Company will pursue different strategies than Gryphon pursued independently.

If Gryphon and ABTC complete the Mergers, the composition of the Gryphon Board will change in accordance with the Merger Agreement. Following the Closing, the Combined Company Board is expected to consist of five members. Currently, it is anticipated that the Combined Company will continue to advance the business strategies of ABTC.

Combined Company management will have broad discretion in the use of the cash and cash equivalents of the Combined Company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Management of the Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company. You may not agree with these decisions and the Combined Company’s use of its cash and cash equivalents may not yield any return on your investment. The Combined Company’s management’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the Combined Company’s decisions on how to use its cash resources.

If equity research analysts do not publish research or reports or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Class A Common Stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company after the Closing and such lack of research coverage may adversely affect the market price of the Class A Common Stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Class A Common Stock could decline if one or more equity research analysts downgrade the stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of the Combined Company or fail to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause Class A Common Stock price or trading volume to decline.

ABTC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations of ABTC should be read together with the consolidated financial statements and the related notes of ABTC and the other financial information included elsewhere in this Exhibit and the preliminary proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. ABTC’s actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Exhibit and the preliminary proxy statement/prospectus, particularly under “Risk Factors.” See “Cautionary Statement Regarding Forward-Looking Statements.” ABTC’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

ABTC is a purpose-built Bitcoin accumulation vehicle and aims to pursue that goal through a levered strategy that combines efficient Bitcoin mining, disciplined Bitcoin reserve expansion and focused ecosystem engagement. ABTC did not historically operate as a standalone company. Its results of operations reflected herein refer to Hut 8’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment. See “— Basis of Presentation” below.

ABTC, formerly known as ADC, was incorporated in the state of Delaware in November 2024. On March 31, 2025, Hut 8, ADC, and the stockholders of ADC entered into the Contribution Agreement, pursuant to which Hut 8 contributed to ADC substantially all of Hut 8’s wholly-owned Bitcoin miners, representing the business of ABTC, in exchange for newly issued shares of Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the Contributions. In connection with the Contributions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Hut 8.

In connection with the Contributions, Hut 8 and ABTC entered into the MMSA and the MCSA providing for Hut 8 and its personnel to perform day-to-day commercial and operational management services and Bitcoin mining colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Hut 8 and ABTC also entered into the Shared Services Agreement, pursuant to which Hut 8 and its personnel would provide back-office support services to ABTC and a Put Option Agreement, pursuant to which Hut 8 has the right to sell to ABTC any Bitcoin miners purchased by Hut 8 under an agreement it has with Bitmain to purchase up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges. For additional information, see “ABTC’s Business –– Material Agreements.”

On March 31, 2025, through the Contributions, ABTC became a majority-owned subsidiary of Hut 8.

Basis of Presentation

ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment and not as a standalone company. ABTC’s combined financial statements included elsewhere in this Exhibit, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. ABTC’s combined financial statements included elsewhere in this Exhibit have been prepared in accordance with U.S. GAAP.

On November 30, 2023, USBTC, Legacy Hut, and Hut 8 entered into a business combination agreement pursuant to which Legacy Hut and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, amalgamated to continue as Hut Amalco and both Hut Amalco and USBTC became wholly-owned subsidiaries of Hut 8 (the “Hut Business Combination”). For accounting purposes, USBTC was deemed as the accounting acquirer in the Hut Business Combination. USBTC historically had a June 30 year-end, which was changed to December 31 for the period ended December 31, 2023. Consequently, the results of operations for the year ended December 31, 2022 represent the results of USBTC’s Bitcoin mining operations, which were included in USBTC’s “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2023 represent eleven months of USBTC’s Bitcoin mining operations and one month of combined company (USBTC and Legacy Hut) Bitcoin mining operations, in each case included in its “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2024 and the three months ended March 31, 2024 and 2025 represent full periods of Hut 8’s Bitcoin mining operations, included in the “Bitcoin mining” sub-segment of its “Compute” segment.

The revenues and costs as well as assets and liabilities directly associated with what was historically Hut 8’s Bitcoin mining activities are included in ABTC’s combined financial statements included elsewhere in this Exhibit, including Hut 8’s strategic Bitcoin reserve. However, upon the effectuating of the Contributions on March 31, 2025, Hut 8 retained its strategic Bitcoin reserve and none of the Bitcoin were transferred to ABTC. Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s combined financial statements included elsewhere in this Exhibit, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results had ABTC been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

All intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Hut 8 are considered to be effectively settled in the financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions were considered to be settled before the close of the Contributions on March 31, 2025, and are reflected in the ABTC’s combined statement of cash flows within financing activities and in the combined balance sheets as net parent investment. As of March 31, 2025, the total net parent investment has been settled.

ABTC’s equity balance in its combined financial statements included elsewhere in this Exhibit represent the excess assets less total liabilities. Net parent investment is primarily impacted by contributions from Hut 8, which are the result of net funding provided by or distributed to Hut 8.

Cash is managed through bank accounts controlled and maintained by Hut 8. ABTC does not have legal ownership of any bank accounts containing cash balances as of December 31, 2024 and 2023, and as of March 31, 2025. As such, cash held in commingled accounts with Hut 8 is presented within net parent investment on the combined balance sheets.

ABTC is a not a co-obligor on Hut 8’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Hut 8’s third-party, long-term debt. However, proceeds from Hut 8’s third-party debts were used to finance ABTC’s purchase of Bitcoin miners or directly used for Bitcoin mining-related activities and are included in ABTC’s combined financial statements included elsewhere in this Exhibit. While ABTC is not a legal obligor, certain Bitcoin mining assets of the ABTC were pledged as collateral as disclosed in the notes to ABTC’s March 31, 2025 unaudited condensed combined financial statements included elsewhere in this Exhibit.

References in this section to ABTC activity prior to April 1, 2025 refer to the historical operations conducted through the “Bitcoin mining” sub-segment of Hut 8’s or USBTC’s “Compute” segment, as applicable.

Bitcoin Mining

ABTC generates revenue from Bitcoin rewards by providing computation services to third-party mining pool operators, which combine the computing power of Bitcoin miners to increase the chance of solving a block and getting paid by the network. ABTC provides the service of performing computations of its Bitcoin miners to these mining pool operators and receives in return a payout of Bitcoin based on a contractual formula which primarily calculates the computing power provided to the mining pool as a percentage of the total computing power of the network, regardless of whether the mining pool actually receives the Bitcoin award from the network.

As of March 31, 2025, ABTC mined Bitcoin at three sites:

●	Alpha (Niagara Falls, New York);

●	Medicine Hat (Medicine Hat, Alberta); and

●	Salt Creek (Orla, Texas)

Until April 30, 2024, ABTC also had Bitcoin mining operations hosted at sites in Kearney, Nebraska and Granbury, Texas. ABTC also previously mined Bitcoin at a site in Drumheller, Alberta, which has been non-operational since March 2024. The closure was due to the site’s lack of profitability as a result of several factors, mostly elevated energy costs and underlying voltage issues. ABTC also had operations at a site in Pecos, Texas, but ABTC exited the site in February 2022 as part of the NYDIG debt settlement (further discussed below).

During the three months ended March 31, 2025, ABTC’s mining activity was reduced due to a planned fleet upgrade to higher efficiency Antminer S21+ miners, which was completed on April 4, 2025. Upon completion of the fleet upgrade, ABTC’s fleet had a total hashrate of approximately 10.17 EH/s with an average fleet efficiency of 21.2 J/TH.

On April 1, 2025, pursuant to the MCSA and MMSA, ABTC entered into service orders with Hut 8 to host its Bitcoin miners at each of the three sites listed above, Alpha, Medicine Hat and Salt Creek.

Key Factors Affecting ABTC’s Performance

Price of Bitcoin

ABTC’s business is heavily dependent on the price of Bitcoin, which is traded globally and has historically experienced significant volatility. ABTC generates revenue from Bitcoin rewards that it earns through third-party mining pool operators. ABTC may also acquire Bitcoin through at-market purchases to further build its strategic reserve. ABTC adopted ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) effective January 1, 2022. Under ASU 2023-08, Bitcoin is revalued at fair value at the end of each reporting period, with changes to fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact ABTC’s results of operations.

Bitcoin network difficulty and hashrate

ABTC’s business is not only impacted by the volatility in Bitcoin prices, but also by increases in the competition for Bitcoin production. This increased competition results from growth in network hashrate, driven by the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks. Increased difficulty reduces the mining proceeds of the equipment proportionally and eventually requires Bitcoin miners like ABTC to upgrade their equipment to remain profitable and compete effectively with other miners. Conversely, a decline in network hashrate results in a decrease in difficulty, increasing mining proceeds and profitability.

Block reward and halving

The current Bitcoin reward for solving a block is 3.125 Bitcoin. The Bitcoin network is programmed such that the Bitcoin block reward is halved every 210,000 blocks mined, or approximately every four years. These events are referred to as halving events. This reduction in reward spreads out the release of Bitcoin over a sustained period of time as an ever smaller number of coins are mined with each halving. Bitcoin halving events impact the amount of Bitcoin ABTC mines which, in turn, may have a potential impact on ABTC’s results of operations. The last halving occurred in April 2024 and the next halving is expected to occur in 2028.

Power Costs

Power costs are a significant component of ABTC’s cost to mine a Bitcoin. Power costs can be highly volatile and sensitive to various factors outside of ABTC’s control. ABTC is subject to variable power prices and market rate fluctuations through its MCSA with Hut 8, through which power costs are incurred as a pass-through expense. Increased power costs impact the profitability of ABTC’s Bitcoin mining operations. See “Risk Factors — ABTC is subject to risks associated with its need for significant electrical power.”

Non-GAAP Financial Measures

In addition to ABTC’s results determined in accordance with U.S. GAAP, ABTC relies on Adjusted EBITDA to evaluate its business, measure performance, and make strategic decisions. Adjusted EBITDA is a non-GAAP financial measure. ABTC defines Adjusted EBITDA as net income (loss), adjusted for the impacts of interest expense or income, income tax provision or benefit, depreciation and amortization, foreign exchange gains or losses, gain or loss on debt extinguishment, gain or loss on derivatives, the removal of non-recurring transactions, impairment on assets, gain or loss on sale of property and equipment, loss from discontinued operations, and stock-based compensation expense in the period presented. You are encouraged to evaluate each of these adjustments and the reasons ABTC’s Board and management team consider them appropriate for supplemental analysis.

ABTC’s Board and management team use Adjusted EBITDA to assess its financial performance as it allows them to compare its operating performance on a consistent basis across periods by removing the effects of its capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization), and other items (such as non-recurring transactions mentioned above) that impact the comparability of financial results from period to period.

Net income (loss) is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. In evaluating Adjusted EBITDA, you should be aware that, in the future, ABTC may incur expenses that are the same as, or similar to, some of the adjustments in such presentation. ABTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that ABTC will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of ABTC’s results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in ABTC’s industry, ABTC’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation to ABTC’s most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see “— Results of Operations” below.

Results of Operations

Three Months Ended March 31, 2025 and 2024

	Three Months Ended
	March 31,		Increase
(in USD thousands)	2025	2024	(Decrease)
Revenue:
Total revenue	$12,338	$30,357	$(18,019)

Cost of revenue (exclusive of depreciation and amortization shown below):
Total cost of revenue	11,651	16,810	(5,159)

Operating expenses (income):
Depreciation and amortization	6,424	7,125	(701)
General and administrative expenses	14,368	11,806	2,562
Losses (gains) on digital assets	112,394	(274,540)	386,934
Loss on sale of property and equipment	2,454	—	2,454
Total operating expenses (income)	135,640	(255,609)	391,249
Operating (loss) income	(134,953)	269,156	(404,109)

Other income (expense):
Interest expense	—	(1,296)	1,296
Gain on derivatives	20,862	—	20,862
Total other income (expense)	20,862	(1,296)	22,158

(Loss) income from continuing operations before taxes	(114,091)	267,860	(381,951)

Income tax benefit (provision)	13,468	(33,896)	47,364

Net (loss) income from continuing operations	$(100,623)	$233,964	$(334,587)

Loss from discontinued operations (net of income tax of nil and $1.1 million, respectively)	—	(3,554)	3,554

Net (loss) income	(100,623)	230,410	(331,033)

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,467	(15,137)	19,604
Total other comprehensive income (loss)	(96,156)	215,273	(311,429)

Adjusted EBITDA reconciliation:

	Three Months Ended
	March 31,		Increase
(in USD thousands)	2025	2024	(Decrease)
Net (loss) income	$(100,623)	$230,410	$(331,033)
Interest expense	—	1,296	(1,296)
Income tax (benefit) provision	(13,468)	33,896	(47,364)
Depreciation and amortization	6,424	7,125	(701)
Loss on sale of property and equipment	2,454	—	2,454
Gain on derivatives	(20,862)	—	(20,862)
Non-recurring transactions(1)	1,312	2,530	(1,218)
Loss from discontinued operations (net of income tax of nil and $1.1 million, respectively)	—	3,554	(3,554)
Stock-based compensation expense	2,145	2,639	(494)
Adjusted EBITDA	$(122,618)	$281,450	$(404,068)

(1)	Non-recurring transactions for the three months ended March 31, 2025 represent approximately $1.3 million of transaction costs related to the Contributions. Non-recurring transactions for the three months ended March 31, 2024 represent approximately $2.5 million of restructuring costs.

Revenue

Revenue was $12.3 million and $30.3 million for the three months ended March 31, 2025 and 2024, respectively. This $18.0 million decrease was primarily driven by a decrease in Bitcoin mined (ABTC mined 135 Bitcoin during the three months ended March 31, 2025 versus 592 Bitcoin mined during the three months ended March 31, 2024) as a result of reduced uptime at ABTC’s Medicine Hat and Salt Creek sites in order to complete ABTC’s fleet upgrade. The decrease in revenue was also due to an increase in network difficulty and the halving event in April 2024, which caused block rewards to decrease from 6.25 Bitcoin to 3.125 Bitcoin. The decline in revenue was partially offset by an increase in the average revenue per Bitcoin mined to $91,500 from $51,302 for the three months ended March 31, 2025 and 2024, respectively.

Cost of revenue

Cost of revenue was $11.7 million and $16.8 million for the three months ended March 31, 2025 and 2024, respectively. This $5.1 million decrease was primarily due to relocating the Bitcoin miner fleet from higher cost hosted sites to lower cost self-mining sites and the deployment of Hut 8’s proprietary energy curtailment software, Reactor.

Depreciation and amortization

Depreciation and amortization expense was $6.4 million and $7.1 million for the three months ended March 31, 2025 and 2024, respectively. During the three months ended March 31, 2024, management performed an operational efficiency review of ABTC’s mining equipment following the halving. The outcome was a change in the expected useful life of the ABTC’s MicroBT M31S and M31S+ and Canaan Avalon miners. The mining equipment was originally estimated to have a useful life of four years from the date the mining equipment was put into service. After the operational efficiency review, the mining equipment was estimated to have a useful life of five months as of January 1, 2024. The result is a change in estimate and applied prospectively, which increased depreciation expense by $2.7 million for the three months ended March 31, 2024. The increase in depreciation expense was partially offset by depreciation on ABTC’s new Antminers S21+ that were operational during the three months ended March 31, 2025.

General and administrative expenses

General and administrative (“G&A”) expenses were $14.4 million and $11.8 million for the three months ended March 31, 2025 and 2024, respectively. This $2.6 million increase was primarily driven by a $1.8 million increase in salary and benefits due to an increased number of employees to support ABTC’s growth and a $1.3 million increase in transaction costs related to the Contributions. These increases were partially offset by a $0.5 million decrease in stock-based compensation costs.

Losses (gains) on digital assets

Losses on digital assets were $112.4 million for the three months ended March 31, 2025, compared to gains on digital assets of $274.5 million for the three months ended March 31, 2024. The losses were due to the decrease in Bitcoin price from approximately $93,354 as of December 31, 2024 compared to approximately $82,534 as of March 31, 2025. In contrast, the price of Bitcoin as of December 31, 2023 of approximately $42,288 increased to approximately $71,289 as of March 31, 2024.

Other income (expense)

Other income was $20.9 million for the three months ended March 31, 2025, compared to other expense of $1.3 million for the three months ended March 31, 2024. This $22.2 million increase was primarily driven by a $20.9 million gain on derivatives related to ABTC’s Bitcoin redemption option and call options.

Income tax benefit (provision)

ABTC’s income tax benefit was $13.5 million for the three months ended March 31, 2025, compared to an income tax provision of $33.9 million for the three months ended March 31, 2024. This $47.4 million decrease was primarily due to deferred taxes related to the losses on digital assets for the three months ended March 31, 2025.

Years Ended December 31, 2024 and 2023

	Years Ended
	December 31,		Increase
(in USD thousands)	2024	2023	(Decrease)
Revenue:	$71,537	$64,981	$6,556
Cost of revenue (exclusive of depreciation and amortization shown below):	39,509	43,609	(4,100)
Operating (income) expenses:
Depreciation and amortization	22,744	14,407	8,337
General and administrative expenses	34,486	34,198	288
Gains on digital assets	(509,303)	(33,470)	(475,833)
Total operating (income) expenses	(452,073)	15,135	(467,208)
Operating income (loss)	484,101	6,237	477,864
Other (expense) income:
Foreign exchange (loss)	—	(300)	300
Interest expense	(3,489)	(8,811)	5,322
Gain on debt extinguishment	5,966	23,683	(17,717)
Gain on derivatives	6,780	—	6,780
Total other income	9,257	14,572	(5,315)

Income from continuing operations before taxes	493,358	20,809	472,549

Income tax (provision) benefit	(59,607)	18,804	(78,411)

Net income from continuing operations	$433,751	$39,613	$394,138

Loss from discontinued operations (net of income tax benefit of $1.6 million and nil, respectively)	(4,816)	—	(4,816)

Net income	$428,935	$39,613	$389,322

Other comprehensive income (loss):
Foreign currency translation adjustments	(59,344)	10,997	(70,341)
Total other comprehensive income	369,591	50,610	318,981

Adjusted EBITDA reconciliation:

	Years Ended
	December 31,		Increase
(in USD thousands)	2024	2023	(Decrease)
Net income	$428,935	$39,613	$389,322
Interest expense	3,489	8,811	(5,322)
Income tax provision (benefit)	59,607	(18,804)	78,411
Depreciation and amortization	22,744	14,407	8,337
Gain on debt extinguishment	(5,966)	(23,683)	17,717
Gain on derivatives	(6,780)	—	(6,780)
Foreign exchange loss	—	300	(300)
Non-recurring transactions(1)	1,590	7,275	(5,685)
Loss from discontinued operations (net of income tax benefit of $1.6 million and nil, respectively)	4,816	—	4,816
Stock-based compensation expense	9,173	9,107	66
Adjusted EBITDA	$517,608	$37,026	$480,582

(1)	Non-recurring transactions for the year ended December 31, 2024 represent approximately $1.6 million of restructuring costs. Non-recurring transactions for the year ended December 31, 2023 represent approximately $7.3 million related to a sales tax accrual.

Revenue

Revenue was $71.5 million and $65.0 million for the years ended December 31, 2024 and 2023, respectively. This $6.5 million increase was primarily driven by an increase in the average revenue per Bitcoin mined to $60,436 from $30,398 for the years ended December 31, 2024 and 2023, respectively. This increase was partially offset by a reduction in Bitcoin mined (ABTC mined 1,184 Bitcoin during the year ended December 31, 2024 versus 2,138 Bitcoin mined during the year ended December 31, 2023), due to an increase in network difficulty and the halving event in April 2024 reducing block rewards from 6.25 to 3.125 Bitcoin per block.

Cost of revenue

Cost of revenue was $39.5 million and $43.6 million for the years ended December 31, 2024 and 2023, respectively. This $4.1 million decrease was primarily due to relocating the Bitcoin miner fleet from higher cost hosted sites to lower cost self-mining sites and the deployment of Hut 8’s proprietary energy curtailment software, Reactor.

Depreciation and amortization

Depreciation and amortization expense was $22.7 million and $14.4 million for the years ended December 31, 2024 and 2023, respectively. This $8.3 million increase was primarily driven by assets acquired in the Hut Business Combination, as ABTC recognized twelve months of combined company depreciation in 2024, compared to one month of combined company depreciation in 2023. Additionally, depreciation increased due to management’s operational efficiency review, which resulted in change in useful life of ABTC’s MicroBT M31S and M31S+ and Canaan Avalon miners from four years to five months, resulting in increased depreciation for the year ended December 31, 2024.

General and administrative expenses

G&A expenses were $34.5 million and $34.2 million for the years ended December 31, 2024 and 2023, respectively. This $0.3 million increase was primarily driven by a $3.8 million increase in salary and benefits due to added headcount to support the ABTC’s growth, as well as a result of having twelve months of combined company expenses in 2024, compared to one month of combined company expenses in 2023. Additionally, there was a $1.5 million increase in insurance expense as a result of expanded insurance coverage for the assets acquired in the Hut Business Combination in November 2023 and a $1.6 million increase in restructuring expenses after the completion of Hut Business Combination. These increases were partially offset by a $7.4 million decrease resulting from a non-recurring state tax expense related to Bitcoin miners at a mining locations in Texas recognized in 2023 and a $1.8 million decrease in professional fees due to lower transaction-related costs in 2024.

Gains on digital assets

Gains on digital assets were $509.3 million and $33.5 million for the years ended December 31, 2024 and 2023, respectively. This increase was due to the increased Bitcoin prices as of December 31, 2024 compared to the prior year period. The price of Bitcoin as of December 31, 2024 was approximately $93,354 compared to $42,288 as of December 31, 2023.

Other income

Other income was $9.3 million for the year ended December 31, 2024, compared to other income of $14.6 million for the year ended December 31, 2023. This $5.3 million reduction in other income was primarily driven by a $17.7 million decrease in gain on debt extinguishment related to a conversion of approximately $37.9 million of debt outstanding with Anchorage as of September 27, 2024 (the “Anchorage Debt”) to approximately $6.0 million of Hut 8 equity in 2024 compared to $23.7 million debt extinguishment related to a loan with NYDIG recorded in 2023. These decreases were partially offset by a $6.8 million gain on derivatives due to an increase in the mark-to-market value of ABTC’s call options and Bitcoin redemption option and a $5.3 million decrease in interest expense due to lower average borrowings resulting from the conversion of the Anchorage Debt in 2024.

Income tax (provision) benefit

ABTC’s income tax provision was $59.6 million for the year ended December 31, 2024, compared to income tax benefit of $18.8 million for the year ended December 31, 2023. This increase was primarily due to deferred taxes related to the gain on the fair value of ABTC’s Bitcoin holdings, in addition to higher taxable income for the year ended December 31, 2024.

Years Ended December 31, 2023 and 2022

	Years Ended
	December 31,		Increase
(in USD thousands)	2023	2022	(Decrease)
Revenue	$64,981	$65,701	$(720)
Cost of revenue (exclusive of depreciation and amortization shown below)	43,609	42,391	1,218
Operating (income) expenses:
Depreciation and amortization	14,407	16,836	(2,429)
General and administrative expenses	34,198	18,361	15,837
Gains on digital assets	(33,470)	22,866	(56,336)
Impairment of long-lived assets	—	49,667	(49,667)
Total operating (income) expenses	15,135	107,730	(92,595)
Operating income (loss)	6,237	(84,420)	90,657

Other (expense) income:
Foreign exchange (loss) gain	(300)	—	(300)
Interest expense	(8,811)	(20,180)	11,369
Gain on debt extinguishment	23,683	—	23,683
Total other (expense) income	14,572	(20,180)	34,752
Income from continuing operations before taxes	$20,809	$(104,600)	$125,409

Income tax benefit	18,804	392	18,412

Net income	$39,613	$(104,208)	$143,821

Other comprehensive income (loss):
Foreign currency translation adjustments	10,997	—	10,997
Total other comprehensive income (loss)	50,610	(104,208)	154,818

Adjusted EBITDA reconciliation:

	Years Ended
	December 31,		Increase
(in USD thousands)	2023	2022	(Decrease)
Net income	$39,613	$(104,208)	$143,821
Interest expense	8,811	20,180	(11,369)
Income tax (benefit) provision	(18,804)	(392)	(18,412)
Depreciation and amortization	14,407	16,836	(2,429)
Foreign exchange loss	300	—	300
Non-recurring transactions(1)	7,275	—	7,275
Impairment on long-lived assets	—	49,667	(49,667)
Gain on debt extinguishment	(23,683)	—	(23,683)
Stock-based compensation expense	9,107	4,933	4,174
Adjusted EBITDA	$37,026	$(12,984)	$50,010

(1)	Non-recurring transactions for the year ended December 31, 2023 represent approximately $7.3 million related to a sales tax accrual.

Revenue

Revenue was $65.0 million and $65.7 million for the years ended December 31, 2023 and 2022, respectively. This $0.7 million decrease was primarily driven by a reduction in Bitcoin mined of 236 Bitcoin (ABTC mined 2,138 Bitcoin during the year ended December 31, 2023 versus 2,374 Bitcoin mined during the year ended December 31, 2022), primarily due to an increase in network difficulty. The decrease in Bitcoin mined was partially offset by an increase in the average revenue per Bitcoin mined to $30,398 in December 31, 2023 from $27,679 in December 31, 2022.

Cost of revenue

Cost of revenue was $43.6 million and $42.4 million for the years ended December 31, 2023 and 2022, respectively. This $1.2 million increase was primarily driven by an increase in power consumption due to having more Bitcoin miners online for the month of December 2023 as a result of the Hut Business Combination.

Depreciation and amortization

Depreciation and amortization expense was $14.4 million and $16.8 million for the years ended December 31, 2023 and 2022, respectively. This $2.4 million decrease was primarily driven by the lower net book value of Bitcoin miners after the recognition of a non-cash impairment charge during the year ended December 31, 2022 as part of annual impairment testing and also due to the miners returned to NYDIG as a result of a debt settlement in February 2023. These decreases were partially offset by increased depreciation from the Bitcoin miners acquired as part of the Hut Business Combination.

General and administrative expenses

G&A expenses were $34.2 million and $18.4 million for the years ended December 31, 2023 and 2022, respectively. This $15.8 million increase was primarily driven by a $1.9 million increase in salary and benefits due to added headcount as part of the Hut Business Combination and to support ABTC’s growth, a $4.2 million increase in stock-based compensation due to certain stock options granted and restricted stock awards that were accelerated upon the closing of the Hut Business Combination as well as certain stock options and restricted stock awards that were issued and immediately vested before the closing of the Hut Business Combination, a $3.2 million increase in restructuring expenses related to the Hut Business Combination, and a $7.4 million increase resulting from a non-recurring state tax expense related to Bitcoin miners at mining locations in Texas recognized in 2023.

Gains on digital assets

Gains on digital assets was $33.5 million for the year ended December 31, 2023, compared to loss on digital assets of $22.9 million for the year ended December 31, 2022. This increase was due to the increased Bitcoin prices as of December 31, 2023 compared to the prior year period. The price of Bitcoin as of December 31, 2023 was approximately $42,288 compared to $16,530 as of December 31, 2022.

Impairment of long-lived assets

Impairment of long-lived assets was nil and $49.7 million for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2022, adverse changes in business climate, including decrease in the price of Bitcoin and the resulting decrease in the market price of Bitcoin miners, indicated that an impairment triggering event had occurred. Testing performed indicated that the estimated fair value of ABTC’s Bitcoin miners was less than their net carrying value as of December 31, 2022. An impairment charge of approximately $49.7 million was recognized, decreasing the net carrying value of the Bitcoin miners to their estimated fair value.

Other income (expense)

Other income was $14.6 million for the year ended December 31, 2023 compared to other expense of $20.2 million for the year ended December 31, 2022. This $34.8 million increase was primarily driven by a $23.7 million gain on debt extinguishment resulting from the settlement of the NYDIG debt of approximately $96.7 million (as part of the settlement and extinguishment, ABTC exchanged collateralized Bitcoin mining equipment and recorded a gain on extinguishment of debt of approximately $23.7 million), and an $11.4 million decrease in interest expense due to a decrease in the amount of outstanding borrowings in 2023 compared to 2022 as a result of the settlement of the NYDIG debt.

Income tax benefit

ABTC’s income tax benefit was $18.8 million in the year ended December 31, 2023 compared to an income tax benefit of $0.4 million for the year ended December 31, 2022. This $18.4 million increase was primarily due to lower deferred taxes on lower taxable income for the year ended December 31, 2023.

Liquidity and Capital Resources

Historically, ABTC’s primary sources of liquidity included cash from Hut 8, proceeds from sales of Bitcoin, Hut 8’s strategic Bitcoin reserve, and capital raised from investors.

On a go-forward basis, ABTC’s primary sources of liquidity are expected to include cash and its strategic Bitcoin reserve, which ABTC started to build on April 1, 2025 following the Contributions. ABTC may also raise capital through strategic financing initiatives, including, after the Closing, on the public markets. ABTC’s primary cash needs are expected to be for working capital to support its operations, equipment financing, including the purchase of additional Bitcoin miners, and to pursue open-market Bitcoin purchases.

ABTC’s ability to meet its anticipated cash requirements will depend on various factors including its ability to maintain its existing business, compete with existing and new competitors in existing and new markets and offerings, pursue strategic transactions, and respond to global and domestic economic, geopolitical, social conditions and their impact on demand for ABTC’s offerings.

ABTC believes that cash flows generated from capital raised from investors, including through ABTC’s anticipated sale of ABTC Class A Common Stock in a private placement and its strategic Bitcoin reserve will meet its anticipated cash requirements in the short-term. ABTC may rely on access to the capital markets for any long-term funding not provided by operating cash flows or its strategic Bitcoin reserve.

Cash Flows

The following table summarizes ABTC’s cash flows for the three months ended March 31, 2025 and March 31, 2024:

	Three Months Ended March 31,
(in USD thousands)	2025	2024
Cash flows used in operating activities	$(44,740)	$(34,345)
Cash flows provided by investing activities	$5,992	$36,109
Cash flows provided by (used in) financing activities	$38,748	$(1,764)

Operating Activities

Net cash used in operating activities was $44.7 million for the three months ended March 31, 2025, resulting from a net loss of $100.6 million, offset by the deduction of non-cash adjustments of $70.2 million and unfavorable changes in assets and liabilities of $14.4 million. Net cash used in operating activities was $34.3 million for the three months ended March 31, 2024, resulting from net income of $230.4 million, offset by non-cash adjustments of $257.2 million and unfavorable changes in assets and liabilities of $7.5 million.

Investing Activities

Net cash provided by investing activities totaled $6.0 million for the three months ended March 31, 2025, primarily consisting of $3.4 million in proceeds from Bitcoin sales, and $2.6 million in proceeds from the sale of property and equipment. Net cash provided by investing activities totaled $36.1 million for the three months ended March 31, 2024, wholly consisting of $36.1 million in proceeds from Bitcoin sales.

Financing Activities

Net cash provided by financing activities was $38.7 million for the three months ended March 31, 2025, which was primarily a result of $955.2 million from the effectuation of the Contribution and Stock Purchase Agreement with Hut 8 on March 31, 2025, partially offset by distribution to Hut 8 of $115.6 million and investment from Hut 8 of $800.7 million. Net cash used in financing activities was $1.8 million for the three months ended March 31, 2024, primarily consisting of $6.9 million in loan repayments, partially offset by $5.1 million of net investment from Hut 8.

The following table summarizes ABTC’s cash flows for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	Years Ended December 31,
(in USD thousands)	2024	2023	2022
Cash flows used in operating activities	$(54,033)	$(55,965)	$(72,577)
Cash flows (used in) provided by investing activities	(66,586)	62,723	24,305
Cash flows provided by (used in) financing activities	120,619	(6,758)	48,272

Operating Activities

Net cash used in operating activities was $54.0 million for the year ended December 31, 2024, resulting from net income of $428.9 million, offset by adjustments to reconcile net income to net cash used in operating activities of $415.0 million and changes in assets and liabilities of $11.5 million. Net cash used in operating activities was $56.0 million for the year ended December 31, 2023, resulting from net income of $39.6 million, and offset by non-cash adjustments of $109.2 million and changes in assets and liabilities of $13.7 million. Net cash used in operating activities was $72.6 million for the year ended December 31, 2022, resulting from net loss of $104.2 million, offset by non-cash adjustments of $38.7 million and changes in assets and liabilities of $7.1 million.

Investing Activities

Net cash used in investing activities totaled $66.6 million for the year ended December 31, 2024, primarily consisting of $6.6 million in miner purchases, $100.7 million in Bitcoin purchases for ABTC’s strategic reserve, which was retained by Hut 8 in the Contributions, for the amount needed to be pledged to Bitmain for its miner fleet refresh, and a $29.1 million deposit for acquiring Bitcoin miners. These outflows were partially offset by $69.8 million in proceeds from Bitcoin sales. Net cash provided by investing activities totaled $62.7 million for the year ended December 31, 2023, primarily consisting of $63.7 million in proceeds from Bitcoin sales, partially offset by a $1.0 million cash deposit for Bitcoin miners. Net cash provided by investing activities totaled $24.3 million for the year ended December 31, 2022, primarily consisting of $71.2 million in proceeds from Bitcoin sales, partially offset by a $46.9 million cash deposit for Bitcoin miners.

Financing Activities

Net cash provided by financing activities was $120.6 million for the year ended December 31, 2024, primarily consisting of $132.1 million in proceeds from Hut 8’s investment in ABTC. These inflows were partially offset by $11.5 million in loan repayments on the Anchorage Debt. Net cash used in financing activities was $6.8 million for the year ended December 31, 2023, primarily consisting of $10.8 million in loan repayments on the Anchorage Debt, and $0.6 million in debt issuance costs paid. These inflows were partially offset by $4.6 million in proceeds from Hut 8’s investment in ABTC. Net cash provided by financing activities was $48.3 million for the year ended December 31, 2024, primarily consisting of $50.0 million in proceeds from loans payable and $9.4 million in proceeds from Hut 8’s investment in ABTC. These inflows were partially offset by $11.1 million in loan repayments on the Anchorage Debt.

Critical Accounting Policies and Estimates

ABTC’s management’s discussion and analysis of its financial condition and results of operations is based on ABTC’s combined financial statements ended December 31, 2024 and March 31, 2025, each included elsewhere in this Exhibit, which have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the combined financial statements, and revenues and expenses during the periods presented. On an ongoing basis, ABTC’s management evaluates these estimates and assumptions, and the effects of any such revisions are reflected in the combined financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on ABTC’s combined financial statements. Set forth below are the policies and estimates that ABTC has identified as critical to its business operations and understanding its results of operations, based on the high degree of judgment utilized or complexity in their application.

While ABTC’s significant accounting policies are described in more detail in Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s combined financial statements for the period ended December 31, 2024 and Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s condensed combined financial statements for the period ended March 31, 2025 included elsewhere in this Exhibit, ABTC believes the following accounting policies and estimates to be the most critical to fully understand and evaluate this management discussion and analysis:

●	use of estimates;

●	fair value measurement;

●	digital assets;

●	property and equipment, net;

●	impairment of long-lived assets;

●	impairment of goodwill;

●	derivatives;

●	segment reporting;

●	revenue recognition;

●	cost of revenues (exclusive of depreciation and amortization);

●	stock based compensation;

●	income taxes;

●	foreign currency;

●	business combinations; and

●	Hut 8 net investment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, impairment analysis digital assets, allocation of costs, derivatives, stock based compensation, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Quantitative and Qualitative Disclosures About Market Risk

Market Price Risk of Bitcoin

ABTC is expected to hold a significant amount of Bitcoin; therefore, ABTC is exposed to the impact of market price changes in Bitcoin. Declines in the fair market value of Bitcoin will impact the mark-to-market adjustments ABTC records every reporting period, as well as the cash value that would be realized if ABTC were to sell its Bitcoin for cash, thus having a negative impact on ABTC’s liquidity and financial results.

Custodian Risk

ABTC’s Bitcoin is held with third-party custodians that ABTC selects based on various factors, including their financial strength, security measures, insurance coverage and industry reputation. Custodian risk refers to the potential loss, theft, or misappropriation of ABTC’s Bitcoin assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although ABTC periodically monitors the financial health, insurance coverage, and security measures of its custodians, reliance on such third parties inherently exposes ABTC to risks that it cannot fully mitigate.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. ABTC may receive loans from Hut 8 or other lenders after the Closing in which changes in market interest rates could affect our operations over certain periods.

Tariff Risk

Changes in government and economic policies, incentives, or tariffs may also have an impact on Bitcoin mining equipment that ABTC requires for its operations. While the final scope and application of recently announced changes in U.S. trade policy remains uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact ABTC’s ability to import equipment at levels that are cost effective. ABTC plans to adjust accordingly to such developments.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the ABTC Transaction

On May 9, 2025, Gryphon, Merger Sub Inc,. Merger Sub LLC and ABTC entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement:

●	Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as the First Merger Surviving Corporation, a direct, wholly owned subsidiary of Gryphon; and

●	immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger and, taken together with the First Merger, the Mergers, as the Surviving Company, a direct, wholly owned subsidiary of Gryphon.

The Merger Agreement provides that, prior to the First Effective Time, the certificate of incorporation of Gryphon will be amended and restated to, among other things, (i) reclassify the issued and outstanding shares of Gryphon Common Stock, par value $0.0001 per share, into one fully paid and non-assessable share of Class A Common Stock, par value $0.0001 per share and (ii) create two new series of common stock designated as Class B Common Stock, par value $0.0001 per share and Class C Common Stock, par value $0.0001 per share. Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to 10 votes per share.

Following the Closing, (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock issued to the equity holders of ABTC as merger consideration is expected to represent approximately 98.0% of the outstanding Combined Company common stock, on a fully diluted basis, and (ii) Gryphon equity holders as of immediately prior to the First Merger are expected to own 2.0% of the outstanding Combined Company common stock, on a fully diluted basis, after their shares of Gryphon Common Stock are reclassified into shares of Class A Common Stock. Following the Mergers, ABTC’s business will be the business of the Combined Company.

ABTC has been deemed the accounting acquiror of Gryphon in connection with the transactions contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical financial statements and accompanying notes of Gryphon included in the Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on May 15, 2025, and the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, (ii) the combined financial statements of ABTC for the year ended December 31, 2024 and the three months ended March 31, 2025, included elsewhere in this Exhibit, and (iii) the accompanying notes to the unaudited pro forma condensed combined financial statements included below in this Exhibit.

The Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Gryphon and ABTC as of March 31, 2025, and depicts the accounting of the transactions contemplated by the Merger Agreement under U.S. GAAP (such accounting adjustments, the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the three months ended March 31, 2025, combines the historical results of Gryphon and ABTC for these periods and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2024 (the “pro forma statement of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statement of operations transaction accounting adjustments are referred to as the “pro forma adjustments.” In addition to the pro forma adjustments, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the three months ended March 31, 2025, have been adjusted to reflect certain adjustments identified by management as necessary to fairly present the pro forma information included herein (the “management pro forma adjustments”).

The following unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not purport to represent or be indicative of the actual results of operations or financial condition and should not be construed as representative of the future results of operations or financial condition of the Combined Company.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Differences between these preliminary estimates and the final accounting, including the final purchase consideration for accounting purposes, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Gryphon and ABTC been a combined organization during the specified periods. The actual results reported in periods following the Closing may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared by management of Gryphon and management of ABTC in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the SEC on May 21, 2020 and is presented in U.S. dollars. The historical financial statements of Gryphon and ABTC have been prepared in accordance with generally accepted accounting principles in the United States. Management of Gryphon and management of ABTC have made significant estimates and assumptions in their determination of the pro forma adjustments based on information available as of the date of the preliminary proxy statement/prospectus that the respective management teams of Gryphon and ABTC believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions that are subject to change including with respect to final purchase consideration and allocation thereof. Accordingly, the purchase consideration allocation is considered preliminary and may materially change before final determination. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the combined financial statements.

Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8, as all Bitcoin accumulated by ABTC until March 31, 2025 was retained by Hut 8 upon the consummation of the Contributions (as described elsewhere in this Exhibit). Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations would better reflect the Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Contributions. The unrealized gains and losses reflect the quantity of the Bitcoin accumulated by the Combined Company during the periods presented.

Pro Forma Condensed Combined Consolidated Balance Sheets as of March 31, 2025
(Unaudited)

	Historical		Pro Forma		Pro Forma
(in USD thousands)	Gryphon	ABTC	Adjustments	Note	Combined
Assets
Cash and cash equivalents	$318	$—	$—		$318
Restricted cash	1,263	—	(1,263)	(a)	—
Accounts receivable	175	—	—		175
Prepaid expenses	1,412	—	—		1,412
Marketable securities	49	—	—		49
Digital assets	787	—	—		787
Total current assets	4,004	—	(1,263)		2,741

Property and equipment, net	2,609	121,112	(484)	(b)	123,237
Intangible asset	100	—	(100)	(c)	—
Goodwill	—	—	114,289	(d)	114,289
Deposits	2,266	—	(1,291)	(e)	975
Total assets	$8,979	$121,112	$111,151		$241,242

Liabilities and stockholders’ deficit
Accounts payable and accrued liabilities	$9,834	$—	$(3,977)	(f), (g)	$5,857
Cash due to third-party	1,263	—	(1,263)	(a)	—
Income tax payable	—	—	—		—
Note payable – current portion	213	—	(213)	(h)	—
Current liabilities	11,310	—	(5,453)		5,857

Deferred tax liability	—	5,355	—		5,355
Notes payable less current portion	5,331	—	(5,331)	(h)	—
Total liabilities	$16,641	$5,355	$(10,784)		$11,212

Stockholders’ (deficit) equity
Share Capital	6	5	459	(h), (i)	470
Additional paid-in capital	66,402	115,752	122,627	(b), (c), (h), (i), (j)	304,781
Subscription receivable	(55)	—	55	(j)	—
Accumulated deficit	(74,015)	—	(1,206)	(f), (h)	(75,221)
Total stockholders’ (deficit) equity	(7,662)	115,757	121,935		230,030
Total liabilities and stockholders’ (deficit) equity	$8,979	$121,112	$111,151		$241,242

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations
for the three months ended March 31, 2025
(Unaudited)

	Historical			Pro Forma	Management Pro Forma		Pro Forma
(in USD thousands)	Gryphon	ABTC		Adjustments	Adjustments	Note	Combined
Revenues	$1,558		$12,338	$—	$—		$13,896

Cost and expenses
Cost of revenues	2,054		11,651	—	—		13,705
General and administrative expenses	3,000		14,368	5,037	—	(k), (l), (m)	22,405
Stock based compensation expense	772		—	(772)	—	(k)	—
Depreciation expense	1,071		6,424	(40)	—	(n)	7,455
Loss on sale of equipment	—		2,454	—	—		2,454
Unrealized loss (gain) on digital assets	127		112,394	—	(98,168)	(x)	14,353
Total operating expenses	$7,024		$147,291	$4,225	(98,168)		$60,372
Loss from operations	$(5,466)		$(134,953)	$(4,225)	98,168		$(46,476)

Other income (expense)
Unrealized loss on marketable securities	(66)		—	—	—		(66)
Gain on settlement of accounts payable	449		—	—	—		449
Gain on derivatives	—		20,862	—	(20,862)	(y)	—
Merger and acquisition costs	(1,194)		—	1,194		(m)	—
Interest expense	(3)		—	3		(o)	—
Total other expense	$(814)		$20,862	$1,197	(20,862)		$383

Loss before provision for income taxes	$(6,280)		$(114,091)	$(3,028)	77,306		$(46,093)

Benefit for income taxes	—		13,468	—			13,468

Net loss	$(6,280)		$(100,623)	$(3,028)	77,306		$(32,625)

Net loss per share – basic and diluted	$(0.09)	$		$		(p)	$(0.01)
Weighted average shares outstanding – basic and diluted	70,553,398			4,643,527,525		(p)	4,714,080,923

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations
for the year ended December 31, 2024
(Unaudited)

	Historical		Pro Forma	Management Pro Forma		Pro Forma
	Gryphon	ABTC	Adjustments	Adjustments	Note	Combined
Revenue	$20,539	$71,537	$—			$92,076

Costs and expenses
Cost of revenues (excluding depreciation)	15,818	39,509	—			55,327
General and administrative expenses	11,267	34,486	1,885		(q), (r)	47,638
Stock-based compensation expense	1,588	—	(1,588)		(q)	—
Depreciation expense	11,179	22,744	(161)		(s)	33,762
Unrealized gain on digital assets	(1,566)	(509,303)	—	469,308	(z)	(41,561)
Total operating expenses	$38,286	$(412,564)	$136	469,308		$95,166
(Loss) income from operations	$(17,747)	484,101	$(136)	(469,308)		$(3,090)

Other income (expense)
Unrealized loss on marketable securities	(288)	—	—			(288)
Change in fair value of notes payable	(8,058)	—	8,058		(t)	—
Interest expense	(915)	(3,489)	915		(u)	(3,489)
Gain on debt extinguishment	—	5,966	—			5,966
Gain on derivatives	—	6,780	—	(6,780)	(aa)	—
Loss on disposal of asset	(146)	—	—			(146)
Merger and acquisition cost	(394)	—	(2,009)		(v)	(2,403)
Gain on settlement of BTC Note	6,248	—	—			6,248
Total other income (expense)	$(3,553)	$9,257	$6,964	(6,780)		$5,888

Income (loss) before provision for income taxes	$(21,300)	$493,358	$6,828	(476,088)		$2,798

Provision for income taxes	—	(59,607)	—			(59,607)

Net income (loss) from continuing operations	$(21,300)	$428,935	$6,828	(476,088)		$(56,809)

Loss from discontinued operations	$—	$(4,816)	$—			$(4,816)

Net income (loss)	(21,300)	428,935	6,828	(476,088)		(61,625)
Earnings per share – basic and diluted	$(0.51)	$—	—		(w)	$(0.01)
Weighted average shares outstanding – basic and diluted	41,911,711		4,643,527,525		(w)	4,685,439,236

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Gryphon and the historical combined financial statements of ABTC, after giving effect to the Transactions using the acquisition method of accounting in accordance with ASC 805 and applying the assumptions and adjustments described in the accompanying notes.

2. Accounting Policies

ABTC’s and Gryphon’s revenue recognition accounting policies are different, as described below. Other than the revenue recognition accounting policy, no other material differences were noted between ABTC’s and Gryphon’s accounting policies. Following the Closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Revenue Recognition

Gryphon and ABTC consider Coinbase to be the primary market for Bitcoin and, thus, use Coinbase to determine the market value of Bitcoin mined in a given day for the purposes of revenue recognition. However, ABTC uses the quoted market price of Bitcoin as of the beginning of a 24-hour period whereas Gryphon uses the average quoted market price of Bitcoin in a 24-hour period. Upon the Closing, ABTC’s policy will be the accounting policy going forward. The impact on Gryphon’s historical consolidated financial statements of this difference is deemed to be immaterial.

3. Preliminary Purchase Consideration Allocation

Because ABTC is treated as the acquiring company for accounting purposes, ABTC’s assets and liabilities are recorded at their carrying amounts prior to the Closing and the historical operations that are reflected in the unaudited pro forma condensed combined financial information are those of ABTC. Gryphon’s assets and liabilities are measured and recognized at their fair values as of the date of the Closing and combined with the assets, liabilities and results of operations of ABTC following the Closing. The purchase consideration has been determined using the share price of Gryphon Common Stock on June 4, 2025 of $1.17 and the number of shares of Combined Company Common Stock that would be issued to Gryphon stockholders to achieve the same ownership ratio of the Combined Company. If the transaction had occurred on May 9, 2025, the date of the Merger Agreement, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of the Combined Company and the purchase consideration would be as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$318
Accounts receivable	175
Prepaid expenses	1,412
Marketable securities	49
Digital assets	787
Mining equipment, net	2,125
Deposits	975
Total assets	5,841

Total liabilities assumed:	$(9,834)
Net assets acquired	$(3,993)
Estimated purchase consideration	$110,296
Goodwill	$114,289

The consideration for the Transactions is summarized below (in thousands, except share data), assuming the Transactions occurred on June 4, 2025:

Shares of Combined Company Common Stock issued to ABTC stockholders in connection with the Transactions at an exchange ratio resulting in ABTC stockholders collectively owning approximately 98.0% of the Combined Company Common Stock, on a fully diluted basis	4,619,242,311
Shares of Combined Company Common Stock held by Gryphon stockholders, upon the effectiveness of the Transaction, collectively representing approximately 2.0% of the Combined Company Common Stock, on a fully diluted basis	94,270,251
Total shares of Combined Company Common Stock	4,713,512,562
Gryphon stock price on June 4, 2025	$1.17
Total Combined Company market cap	$5,514,810
Purchase consideration to Gryphon shareholders (2% of Combined Company market cap)	$110,296

The purchase consideration, for the purposes of presenting the accompanying pro forma condensed combined financial statements, will depend on the market price of Gryphon Common Stock on the date of Closing. The following table illustrates the effects of change in the price of Gryphon Common Stock and the resulting impact on the purchase consideration:

	Price per Share of Gryphon Common Stock	Purchase Consideration (in ‘000s)
As presented	$1.17	$110,296
20% increase	$1.40	$132,355
20% decrease	$0.94	$88,237
40% increase	$1.64	$154,414
40% decrease	$0.70	$66,178

4. Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions. Actual results, including the final purchase consideration for accounting purposes, may differ significantly from such preliminary estimates and assumptions. Accordingly, the purchase consideration is considered preliminary and may materially change before final determination at the Closing. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the Combined Company’s financial statements.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025, are as follows:

(a)	To reflect the settlement of deposit of cash to a third-party.

(b)	To reflect the fair value adjustments of Gryphon’s fixed assets acquired by ABTC in the Transactions, offset by accumulated depreciation.

(c)	To reflect fair value adjustment of Gryphon’s carrying intangibles, plus the preliminary estimate of intangible assets acquired by ABTC in the Transactions.

(d)	To reflect the preliminary estimate of goodwill arising from the excess of the purchase consideration over the fair value of tangible and intangible assets acquired and liabilities assumed by ABTC in the Transactions.

(e)	To reflect the loss of deposit on the Gryphon Captus site that is not going to be developed by the Combined Company.

(f)	To reflect the accrual of $1.6 million in severance payments in connection with the Transactions, $0.5 million in compensation expected to be paid to certain Gryphon employees, and the $0.3 million loss on deposit related to Captus.

(g)	To reflect the pay down of Gryphon accounts payable and accrued liabilities using funds raised from the exercise for cash by Anchorage of the Anchorage warrants and from the sale of shares through at-the-market offerings

(h)	To reflect the repayment of Gryphon debt through issuance of shares of common stock

(i)	Adjustment to reflect the exchange of ABTC Class B Common Stock for Class B Common Stock.

(j)	To reflect the settlement of subscription receivables with Gryphon investors.

The pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2025, are as follows:

(k)	Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.

(l)	To record the expense related to $1.6 million in severance payments in connection with the Transactions, $0.5 million in compensation expected to be paid to certain Gryphon employees, and loss of $0.9 million related to Captus deposit.

(m)	Reclassification of merger and transaction expenses related to previous merger attempts by Gryphon that were not consummated.

(n)	To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.

(o)	Elimination of interest expense related to Gryphon debt eliminated upon the Closing.

(p)	Adjustment to net loss per share — basic and diluted from (1) the issuance of 24,285,214 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 50,500,000 shares of ABTC Class B Common Stock for Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

The pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024, are as follows:

(q)	Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.

(r)	To reflect the $0.3 million loss on deposit related to Captus.

(s)	To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.

(t)	To reflect change in accounting policy related to fair value of Gryphon debt.

(u)	Elimination of interest expense related to Gryphon debt eliminated upon the Closing.

(v)	To record transaction-related costs related to the Transactions.

(w)	Adjustment to net loss per share — basic and diluted from (1) the issuance of 24,285,214 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 50,500,000 shares of ABTC Class B Common Stock for Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

5. Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8, as all Bitcoin accumulated by ABTC until March 31, 2025 was retained by Hut 8 upon the consummation of the Contributions.

Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations would better reflect the Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Contributions. The unrealized gains and losses reflect the quantity of the Bitcoin accumulated by the Combined Company during the periods presented.

The management pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025, are as follows:

None.

The management pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2025, are as follows:

(x)	To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.

(y)	To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.

The management pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024, are as follows:

(z)	To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.

(aa)	To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.

American Bitcoin Corp.
Condensed Balance Sheets
(in USD thousands, except share and per share data)

	Condensed Unaudited March 31, 2025	Condensed Combined Audited December 31, 2024
Assets
Current assets
Deposits and prepaid expenses	$—	$42,650
Derivative asset	—	18,076
Digital assets – pledged for miner purchase	—	92,389
Total current assets	—	153,115

Non-current assets
Digital assets – held in custody	—	525,236
Digital assets – pledged as collateral	—	331,876
Property and equipment, net	121,112	43,089
Goodwill	—	53,082
Total non-current assets	121,112	953,283
Total assets	$121,112	$1,106,398

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued expenses	$—	$31,012
Derivative liability	—	18,437
Income tax payable	—	889
Total current liabilities	—	50,338

Non-current liabilities
Deferred tax liabilities	5,355	40,993
Total non-current liabilities	5,355	40,993
Total liabilities	$5,355	$91,331

Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock, $0.0001 par value; 1,100,000,000 shares authorized; 50,500,000 shares issued and outstanding as of March 31, 2025	5	—
Additional paid-in capital	115,752	—
Accumulated other comprehensive (loss) income	—	(48,347)
Former net parent investment	—	1,063,414
Total stockholders’ equity	115,757	1,015,067
Total liabilities and stockholders’ equity	$121,112	$1,106,398

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Operations and Comprehensive (Loss) Income
(in USD thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Revenue	$12,338	$30,357

Cost of revenue (exclusive of depreciation and amortization shown below)	11,651	16,810

Operating expenses (income):
Depreciation and amortization	6,424	7,125
General and administrative expenses	14,368	11,806
Loss on sale of property and equipment	2,454	—
Losses (gains) on digital assets	112,394	(274,540)
Total operating expenses (income)	135,640	(255,609)
Operating (loss) income	(134,953)	269,156

Other income (expense):
Interest expense	—	(1,296)
Gain on derivatives	20,862	—
Total other income (expense)	20,862	(1,296)

(Loss) income from continuing operations before taxes	(114,091)	267,860

Income tax benefit (provision)	13,468	(33,896)
Net (loss) income from continuing operations	(100,623)	233,964

Loss from discontinued operations (net of income tax benefit of nil, and $1.1 million respectively)	—	(3,554)

Net (loss) income	$(100,623)	$230,410

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,467	(15,137)
Total comprehensive (loss) income	$(96,156)	$215,273

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Stockholders’ Equity
(in USD thousands, except share and per share data)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Former Parent Net	Total Stockholders’
	Shares	Amount	Capital	Income (Loss)	Investment	Equity
Balance, December 31, 2023	—	$—	$—	$10,997	$462,787	$473,784
Net income	—	—	—	—	230,410	230,410
Net transfers from parent	—	—	—	—	7,735	7,735
Foreign currency translation adjustments	—	—	—	(15,137)	—	(15,137)
Balance, March 31, 2024	—	$—	$—	$(4,140)	$700,932	$696,792

Balance, December 31, 2024	—	$—	$—	$(48,347)	$1,063,414	$1,015,067
Net loss(a)	—	—	—	—	(100,623)	(100,623)
Net transfers from parent	—	—	—	—	(798,687)	(798,687)
Foreign currency translation adjustments	—	—	—	4,467		4,467
Disposition of cumulative translation adjustment	—	—	—	43,880	(48,347)	(4,467)
Issuance of shares at separation	50,500,000	5	115,752	—	(115,757)	—
Balance, March 31, 2025	50,500,000	$5	$115,752	$—	$—	$115,757

(a)	Net loss from January 1, 2025 through March 31, 2025 is attributed to the former parent as it was the sole shareholder prior to March 31, 2025.

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Cash Flows
(in USD thousands)

	Unaudited Condensed Three Months Ended March 31, 2025	Unaudited Condensed Combined Three Months Ended March 31, 2024
Operating activities
Net (loss) income	$(100,623)	$230,410
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,424	7,125
Stock-based compensation	2,145	2,639
Bitcoin mining revenue	(12,338)	(30,357)
Losses (gains) on digital assets	112,394	(274,540)
Deferred tax assets and liabilities	(19,890)	33,064
Gain on derivatives	(20,862)	—
Loss on sale of property and equipment	2,454	—
Amortization of debt discount	—	1,304
Loss on discontinued operations	—	3,554
Changes in assets and liabilities:
Deposits and prepaid expenses	—	6,924
Income taxes payable	(889)	(318)
Accounts payable and accrued expenses	(13,468)	(14,150)
Net cash used in operating activities	(44,653)	(34,345)

Investing activities
Proceeds from sale of digital assets	3,429	36,109
Proceeds from sale of property and equipment	2,563	—
Net cash (used in) provided by investing activities	5,992	36,109

Financing activities
Repayment from loans payable	—	(6,860)
Legal contribution of mining operations to ABTC	955,245	—
Distribution to parent	(115,752)	—
Net parent investment	(800,832)	5,096
Net cash provided by (used in) financing activities	38,661	(1,764)

Net increase (decrease) in cash	—	—
Cash, beginning of period	—	—
Cash, and restricted cash, end of period	$—	$—

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation

Description of business

American Bitcoin Corp. (“ABTC”), formerly known as American Data Centers Inc., is a Bitcoin mining company that was incorporated in the state of Delaware in November 2024. On March 31, 2025, through the Transactions (as defined below), ABTC became a majority-owned subsidiary of Hut 8 Corp. (including its consolidated subsidiaries, “Parent”). ABTC did not historically operate as a standalone company. Unless otherwise indicated, ABTC’s results of operations reflected herein refer to Parent’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Parent’s “Compute” segment. See “Basis of presentation” below. The business of ABTC is (i) the operation of application-specific integrated circuit (“ASIC”) miners for the purpose of mining Bitcoin and (ii) the strategic accumulation of Bitcoin.

The Transactions

Transaction with American Data Centers Inc.

On March 31, 2025, Parent, American Data Centers Inc. (“ADC”), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Agreement”), pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Transactions”). In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent.

The Transactions were effectuated as follows:

On March 14, 2025, Parent created American Bitcoin Holdings LLC (“ABH”), a wholly-owned subsidiary, and on March 30, 2025, transferred substantially all of Parent’s wholly-owned ASIC miners to ABH as a transfer under common control.

On March 31, 2025, under the Agreement, ABH acquired shares of Class B Common Stock of ADC representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC in exchange for ABH’s ASIC miners, representing the business of ABTC. In connection with the Transactions, ADC was renamed American Bitcoin Corp.

In connection with the Transactions, Parent and ABTC entered into a Master Services Agreement and a Master Colocation Services Agreement providing for Parent and its personnel to perform day-to-day commercial and operational management services and ASIC colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Parent and ABTC also entered into a Shared Services Agreement, pursuant to which Parent and its personnel would provide back-office support services to ABTC.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

The following table presents a reconciliation of the unaudited condensed combined balance sheet of ABTC as of March 31, 2025, prior to the effectiveness of the Transactions, and the unaudited condensed balance sheet of ABTC as of March 31, 2025, following the effectiveness Transactions:

	ABTC’s Combined Balance Sheet	Legal Contribution	ABTC’s Balance Sheet
Assets
Current assets
Cash	$—	$—	$—
Deposits and prepaid expenses	36,920	(36,920)	—
Derivative assets	21,397	(21,397)	—
Digital assets – pledged for miner purchase	79,893	(79,893)	—
Total current assets	138,210	(138,210)	—

Non-current assets
Digital assets – held in custody	597,743	(597,743)	—
Digital assets – pledged as collateral	169,608	(169,608)	—
Property and equipment, net	123,079	(1,967)	121,112
Goodwill	53,169	(53,169)	—
Total non-current assets	943,599	(822,487)	121,112
Total assets	$1,081,809	$(960,697)	$121,112

Liabilities and equity
Current liabilities
Accounts payable and accrued expenses	$108,235	$(108,235)	$—
Derivative liability	896	(896)	—
Income tax payable	19	(19)	—
Total current liabilities	109,150	(109,150)	—
Non-current liabilities
Deferred tax liability	21,103	(15,748)	5,355
Total liabilities	130,253	(124,898)	5,355
Stockholders’ equity
Parent net investment	995,436	(995,436)	—
Common Stock	—	5	5
Additional paid-in capital	—	115,752	115,752
Accumulated other comprehensive income	(43,880)	43,880	—
Total stockholders’ equity	951,556	(835,799)	115,757
Total liabilities and stockholders’ equity	$1,081,809	$(960,697)	$121,112

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

Transaction with Gryphon Digital Mining, Inc.

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and ABTC entered into an Agreement and Plan of Merger (the “Merger Agreement” and such transactions, the “Mergers”). Following the Mergers, Gryphon will be renamed American Bitcoin Corp. (the “Combined Company”) and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Basis of presentation

Until the effectiveness of the Transactions on March 31, 2025, ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Parent’s “Compute” segment and not as a standalone company. ABTC’s Condensed Combined Financial Statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC have been prepared on a carve-out basis through the use of a management approach from Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Parent. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Parent.

Following the effectiveness of the Transactions on March 31, 2025, ABTC began operating as a standalone entity with its own accounting and financial records. ABTC’s condensed balance sheet as of March 31, 2025 reflects the assets and liabilities that ABTC directly owns or is legally obligated to satisfy, respectively, post-Transactions. Starting March 31, 2025, following the effectiveness of the Transactions, ABTC’s results of operations are the results directly attributed to its standalone operations rather than the Bitcoin mining operations of Parent. Note that the post-Transactions operational activity for March 31, 2025 was deemed immaterial to ABTC’s Statements of Operations and Comprehensive Income (Loss).

Prior to the effectiveness of the Transactions on March 31, 2025, all revenues and costs, as well as assets and liabilities directly associated with what was historically Parent’s Bitcoin mining activities are included in ABTC’s unaudited condensed and combined financial statements, including Parent’s strategic Bitcoin reserve (which remained with Parent following the effectiveness of the Transactions). Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s unaudited condensed and combined financial statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

Prior to the effectiveness of the Transactions on March 31, 2025, all intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Parent are considered to be effectively settled in ABTC’s unaudited condensed and combined financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions considered to be settled is reflected in the unaudited combined statement of cash flows within financing activities and in the unaudited condensed balance sheets as net parent investment. As of March 31, 2025, as described in the description of the Transactions above, the total net parent investment has been settled.

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC’s equity balance in its unaudited condensed combined financial statements represents the excess of total liabilities over assets. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.

Prior to the effectiveness of the Transactions on March 31, 2025, cash was managed through bank accounts controlled and maintained by Parent. ABTC does not have legal ownership of any bank accounts containing cash balances. As such, cash held in commingled accounts with Parent is presented within net parent investment on the unaudited condensed balance sheets. Subsequent to March 31, 2025, ABTC has set up its own bank accounts to appropriately settle its liabilities.

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC was not a co-obligor on Parent’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Parent’s third-party, long-term debt. However, proceeds from Parent’s third-party debts were used to finance ABTC’s purchase of ASICs or directly used for Bitcoin mining-related activities and were included in ABTC’s unaudited condensed combined financial statements. While ABTC is not a legal obligor, certain Bitcoin mining assets of ABTC were pledged as collateral as disclosed in Note 4. As of March 31, 2025, following the effectiveness of the Transactions, ABTC is no longer connected to any Parent debt.

The accompanying unaudited condensed and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting. While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all the information and footnotes required by GAAP for complete financial statements. As such, the information included in these unaudited condensed and combined financial statements should be read in conjunction with the ABTC’s combined annual financial statements for the year-ended December 31, 2024 and 2023 and related notes.

Interim results are not necessarily indicative of results for a full year.

The U.S. Dollar is the functional and presentation currency of ABTC.

Significant accounting policies followed by ABTC in the preparation of the accompanying Unaudited Condensed Combined Financial Statements are summarized below.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements

Recent accounting pronouncements

ABTC continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects ABTC’s financial reporting, ABTC undertakes a study to determine the consequences of the change to its unaudited condensed and combined financial statements and ensures that there are proper controls in place to ascertain that ABTC’s unaudited condensed and combined financial statements properly reflect the change.

In January 2025, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2025-01 was issued to clarify the effective date for Update ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for the first annual reporting period beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. ABTC is currently assessing the impact of adopting the standard.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency in income tax reporting. ASU 2023-09 requires public business entities to disclose more detailed information about the nature and composition of deferred tax assets and liabilities, including the impact of tax law changes on current taxes payable. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption had no material impact to ABTC. See Note 8 for disclosures related to income taxes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s unaudited condensed and combined financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, digital assets, the allocation of costs to ABTC for certain corporate and shared service functions in preparing ABTC’s unaudited condensed and combined financial statements on a carve-out basis, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Fair value measurement

ABTC’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —	Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.

Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on ABTC’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or a liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

Assets and liabilities measured at fair value on a recurring basis

The following table presents information about ABTC’s assets and liabilities measured at fair value on a recurring basis and ABTC’s estimated level within the fair value hierarchy of those assets and liabilities as of and December 31, 2024. There were no assets and liabilities measured at fair value on a recurring basis as of March 31, 2025, as Parent retained its strategic Bitcoin reserve following the effectiveness of the Transactions.

	Fair value measured at December 31, 2024
(in USD thousands)	Total carrying value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$949,501	$949,501	$—	$—
Covered call options	(18,437)	—	(18,437)	—
Bitcoin redemption option	18,076	—	—	18,076

Digital assets are made up of $424.3 million of Bitcoin pledged as collateral for debt and for miner purchases and $525.2 million held in custody.

In determining the fair value of its digital assets, ABTC uses quoted prices as determined by ABTC’s principal market, which is Coinbase Prime. As such, ABTC’s Digital assets were determined to be Level 1 assets. See Digital assets below for a description of ABTC’s digital asset accounting policy. In estimating the fair value of its covered call options (as defined below), ABTC uses the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the options. The expected term of the options is the contractual term of the options given the options can only be exercised on the expiry date. ABTC determined that the covered call options are Level 2 liabilities given all inputs are observable, but the options themselves are not traded in an active market. ABTC estimates the fair value of its Bitcoin redemption option using the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the redemption option. In addition, management’s assumption of the start of the redemption period, triggered by a shipment date of purchased property and equipment, is a significant unobservable input. For quantitative disclosure on the inputs used to fair value ABTC’s Bitcoin redemption option, see Note 10. Derivatives. ABTC determined that the Bitcoin redemption option is a Level 3 liability given a significant unobservable input, delivery date of the miners became observable, is included in its valuation.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

See the Derivatives below for a description of ABTC’s derivative instrument accounting policy.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, ABTC also measures certain assets and liabilities at fair value on a non-recurring basis. ABTC’s non-financial assets, including goodwill and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. ABTC had no impairment from its continuing operations related to its non-financial assets and liabilities measured on a non-recurring basis during the three months ended March 31, 2025 and 2024. ABTC recognized approximately $3.1 million of impairment losses from its discontinued operations related to the Drumheller site’s non-financial assets and liabilities measured on a non-recurring basis during the three months ended March 31, 2024. There were no discontinued operations in the three months ended March 31, 2025. See the Impairment of long-lived assets and Goodwill accounting policies below, as well as Note 3 for further discussion.

The carrying amounts of ABTC’s financial assets and liabilities, such as accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments.

Digital assets

Bitcoin, representing ABTC’s digital assets, is measured at fair value as of each reporting period. The fair value of digital assets is measured using the period-end closing price from ABTC’s principal market, which is Coinbase Prime, in accordance with ASC 820. Since the digital assets are traded on a 24-hour period, ABTC utilizes the price as of midnight UTC time, which aligns with ABTC’s Bitcoin mining revenue recognition cut-off. Changes in fair value are recognized in Gains on digital assets, in Operating (income) expenses on ABTC’s unaudited condensed and combined statement of operations and comprehensive income (loss). When ABTC sells digital assets, gains or losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a First In-First Out basis and are also recorded within the same line-item Gains on digital assets.

Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s revenue recognition policy disclosed below.

During the fourth quarter of 2024, Parent made the decision to change its strategic treasury policy, retaining all Bitcoin mined in its operations to increase its Bitcoin holdings. As a result of its intent to hold its Bitcoin, Parent began classifying its digital assets held as a non-current asset on its unaudited condensed balance sheet, except for certain specific use cases. Decisions to utilize the Bitcoin will be made on a case-by-case basis. ABTC has classified certain digital assets as current on its unaudited condensed balance sheet in connection with the Bitcoin purchased and subsequently pledged to Bitmain Technologies Delaware Limited (“BITMAIN”) in connection with a Future Sales and Purchase Agreement, as amended (the “BITMAIN Purchase Agreement”) to acquire ASIC miners. ABTC has retained Parent’s accounting position, but not Bitcoin assets, post-Transactions and expects to retain its Bitcoin held as a non-current assets on its balance sheet, except for certain specific use cases.

Impairment of long-lived assets

ABTC continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, ABTC assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows from it. If the expected future undiscounted cash flows from the assets are less than the carrying amount of these assets, ABTC recognizes an impairment loss based on any excess of the carrying amount over the fair value of the assets.

When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded as cost and expenses in ABTC’s unaudited condensed and combined statements of operations and comprehensive income (loss).

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Impairment of goodwill

ABTC reviews goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter of each fiscal year and in between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing the goodwill impairment test, ABTC first performs a qualitative assessment, which requires ABTC to consider events or circumstances, including significant changes in the manner of ABTC’s use of the acquired assets or the strategy for ABTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, and significant technological changes that could render the asset (or asset group) obsolete. If, after assessing the totality of events or circumstances, ABTC determines that it is more likely than not that the fair value of its reporting unit is greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, ABTC next evaluates goodwill for impairment by comparing the fair value of its reporting unit to its carrying value, including the associated goodwill. To determine the fair value, ABTC uses the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

ABTC has not recorded an impairment to goodwill as of March 31, 2025.

Derivatives

ABTC accounts for the derivative contracts it enters into as follows:

Bitcoin redemption option

Parent has entered into an agreement to purchase ASIC miners that includes a pledge of Bitcoin and a right to redeem the pledged Bitcoin for a certain period after the redemption period starts. The redemption period starts when the purchased ASIC miners are shipped. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of ASIC miners shipped. This Bitcoin redemption option does not qualify as an accounting hedge under FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Accordingly, ABTC carries the Bitcoin redemption option at fair value and any gains or losses are recognized in profit or loss, respectively. See Note 7 for further discussion.

Covered call options

From time to time, Parent has sold call options on Bitcoin that it owns (the “covered call options”) to generate cash flows on a portion of its Bitcoin held. These options do not qualify as accounting hedges under ASC 815. Accordingly, ABTC carries the covered call options at fair value and any gains or losses are recognized in profit or loss, respectively.

Note 3. Discontinued Operations

On March 4, 2024, Parent announced the closure of its Drumheller, Alberta mining site after analysis of ABTC’s operations. It was determined that the profitability of the Drumheller site had been impacted significantly by various factors, including elevated energy costs and underlying voltage issues. ABTC further assessed the profitability of the site which indicated that an impairment triggering event had occurred. Accordingly, with the planned closure of the Drumheller site, the long-lived assets of the site were fully written down. This resulted in a write down of $3.1 million, which is reflected in the Loss from discontinued operations in ABTC’s unaudited condensed and combined statements of operations and comprehensive income (loss) for the three months ended March 31, 2024.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the Fair value measurement hierarchy (see Note 2 for further discussion).

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 3. Discontinued Operations (cont.)

The closure was completed as of December 31, 2024, and there were no discontinued operations for the three months ended March 31, 2025.

	Three Months End March 31
(in USD thousands)	2025	2024
Revenue	$—	$979

Cost of revenue (exclusive of depreciation and amortization shown below)	—	2,349

Operating expenses:
Depreciation and amortization	—	169
General and administrative expenses	—	22
Impairment of long-lived assets	—	3,104
Total operating expenses	—	3,295

Loss from discontinued operations before taxes	—	(4,665)

Income tax benefit (provision)	—	1,111
Net loss	$—	$(3,554)

Cash flows from Discontinued Operations	Three Month End March 31,
(in USD thousands)	2025	2024
Operating cash flows (used in) provided by discontinued operations	$—	$(1,504)

Assets and Liabilities of Discontinued Operations	March 31,
(in USD thousands)	2025	2024
Assets	$—	$—
Liabilities	—	—

ABTC recorded impairment related to the mining equipment and mining infrastructure at the Drumheller site after the decision to cease operations at the site in March 2024. Refer to Note 5 for further discussion.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 4. Digital assets

The following table presents the changes in carrying amount of digital assets as of March 31, 2024, and March 31, 2025:

(in USD thousands)	Amount
Balance as of December 31, 2023	$388,131
Revenue recognized from Bitcoin mined	30,357
Revenue recognized from discontinued operations	979
Mining revenue earned in prior period received in current period	292
Carrying value of Bitcoin sold	(36,109)
Change in fair value of Bitcoin	274,540
Foreign currency translation adjustments	(9,295)
Balance as of March 31, 2024	$648,895

Number of Bitcoin held as of March 31, 2024	9,102
Cost basis of Bitcoin held as of March 31, 2024	$348,549
Realized gains on the sale of Bitcoin for the 3 months ended March 31, 2024	$4,431

Balance as of December 31, 2024	$949,501
Revenue recognized from Bitcoin mined	12,338
Carrying value of Bitcoin sold	(3,429)
Change in fair value of Bitcoin	(112,394)
Legal contribution of mining operations to ABTC	(847,244)
Foreign currency translation adjustments	1,228
Balance as of March 31, 2025	$—

Number of Bitcoin held as of March 31, 2025	—
Number of Bitcoin pledged to BITMAIN as of March 31, 2025	—
Cost basis of Bitcoin held as of March 31, 2025	$—
Realized gains on the sale of Bitcoin for the three months ended March 31, 2025	$828

Digital assets are either held in segregated custody accounts for the benefit of Parent, held in segregated custody accounts under Parent’s ownership and pledged as collateral under a borrowing arrangement or in connection with covered call options sold, or held by BITMAIN for the Bitcoin pledged in connection with the BITMAIN Purchase Agreement, as amended, for ASIC miner purchases from them. As discussed in Note 1, Parent contributed only ASIC miners as part of the Transactions. As a result, the entire strategic Bitcoin reserve remained with Parent following the effectiveness of the Transactions. The details of the digital assets are as follows:

	Amount		Number of digital assets
(in USD thousands)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current
Bitcoin held in custody	$—		$—
Other digital assets held in custody
Total current digital assets held in custody	—		—
Bitcoin pledged for miner purchase	—	92,389	—	968
Total current digital assets pledged for miner purchase	—	92,389	—	968
Non-current
Bitcoin held in custody	—	525,236	—	5,648
Total non-current digital assets – held in custody	—	525,236	—	5,648
Bitcoin pledged as collateral	—	331,876	—	3,555
Total non-current digital assets – pledged as collateral	—	331,876	—	3,555
Total digital assets	$—	$949,501	—	10,171

In November 2024, Parent entered into the BITMAIN Purchase Agreement to purchase approximately 30,000 BITMAIN Antminer S21+ ASIC miners. In December 2024, in connection with the BITMAIN Purchase Agreement, Parent completed its Bitcoin pledge by depositing 968 Bitcoin into a segregated wallet with BITMAIN, which remains subject to a three-month redemption right from the shipment date of the purchased ASIC miners, whereby Parent has the option to repurchase, with cash, the pledged Bitcoin at a mutually agreed upon fixed price. If Parent does not exercise this right within the redemption period, BITMAIN will retain full ownership of the pledged Bitcoin as consideration for the purchased ASIC miners.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 4. Digital assets (cont.)

As of March 31, 2025, Parent had pledged 968 Bitcoin with a fair value of $79.9 million, classified as Digital assets — pledged for miner purchase under current assets on its unaudited condensed consolidated balance sheet. A corresponding liability of $100.9 million was recorded under Miner purchase liability under current liabilities on ABTC’s unaudited condensed balance sheet prior to the effectiveness of the Transactions, reflecting Parent’s obligation to either redeem the pledged Bitcoin for cash or put it towards the purchase of ASIC miners by not redeeming the pledged Bitcoin at the end of the redemption period.

In accordance with FASB ASC Topic 610-20, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets, ABTC assessed the transfer of nonfinancial assets, Bitcoin, under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Specifically, ABTC noted that the Bitcoin pledged to BITMAIN under the BITMAIN Purchase Agreement constitutes a repurchase agreement under ASC 606. As a result, the Bitcoin was not derecognized upon transfer as Parent retains a repurchase option.

Due to the redemption right and ABTC’s continued economic exposure to the Bitcoin, the pledged Bitcoin is separately classified as Digital assets — pledged for miner purchase on the audited condensed combined balance sheet, which represents restricted Bitcoin as of December 31, 2024. Because the pledge Bitcoin remains with Parent and was not part of the assets transferred to ABTC on March 31, 2025, it is not included on the unaudited combined balance sheet of ABTC as of March 31, 2025.

ABTC recorded a Bitcoin redemption right derivative asset with an initial fair value of $15.1 million. See Note 7 for further information on this derivative asset.

Note 5. Property and equipment, net

The components of property and equipment were as follows:

(in USD thousands)	March 31, 2025	December 31, 2024
Miners and mining equipment	$158,280	$74,230
Less: Accumulated depreciation	(37,168)	(31,141)
Total property and equipment, net	$121,112	$43,089

Depreciation and amortization expense related to property and equipment was $6.4 million and $7.1 million for the three months ended March 31, 2025, and March 31, 2024, respectively.

Note 6. Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

(in USD thousands)	March 31, 2025	December 31, 2024
Deposits for miners	$—	$31,951
Prepaid insurance	—	135
Prepaid electricity	—	10,564
Total deposits and prepaid expenses	$—	$42,650

Note 7. Derivatives

The following table presents the ABTC’s unaudited condensed balance sheets classification of derivatives carried at fair value:

(in USD thousands)		March 31, 2025		December 31, 2024
Derivative	Balance Sheet Line	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Derivative asset	$—	$—	$18,076	$—
Covered call options	Derivative liability	—	—	—	18,437
Total derivatives		$—	$—	$18,076	$18,437

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 7. Derivatives (cont.)

The following table presents the effect of derivatives on ABTC’s unaudited condensed and combined statements of operations and comprehensive (loss) income:

		Three Months Ended
(in USD thousands) Derivative	Statement of Operations Line	March 31, 2025	March 31, 2024
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Gain on derivatives	$3,321	$—
Covered call options	Gain on derivatives	17,541	—
Total derivatives		$20,862	$—

Bitcoin redemption option

During December 2024, Parent pledged approximately 968 Bitcoin with BITMAIN in connection with a purchase of approximately 30,000 BITMAIN Antminer S21+ ASIC miners pursuant to the BITMAIN Purchase Agreement. Parent has the option to redeem the pledged Bitcoin at a mutually agreed upon price starting from and for up to three months after the shipment date of the purchased ASIC miners. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of miners shipped. ABTC accounted for this Bitcoin redemption option as a Level 2 derivative asset as noted in Note 2. ABTC accounted for this Bitcoin redemption option as a Level 3 derivative asset as of December 31, 2024 due to a significant unobservable input included in the fair value estimate of the Bitcoin redemption option, which was the estimated shipment date of the purchased ASIC miners. During the three months ended March 31, 2025, the shipment date was finalized and therefore was no longer an unobservable input.

The following table provides a summary of activity and change in fair value of the Bitcoin redemption option (previously a Level 3 derivative asset):

(in USD thousands)	Three Months Ended March 31, 2025
Balance, beginning of period	$18,076
Transfer out of Level 3(1)	(18,076)
Balance, end of period	$—

(1)	The Bitcoin redemption option was transferred out of Level 3 due to changes in the observability of inputs used in the valuation and retained by the Parent after the effectiveness of Transactions.

Covered call options

During October 2024, Parent sold covered call options on 2,000 Bitcoin notional for proceeds of $2.9 million to generate cash flow on a portion of its digital assets. During November 2024, Parent rolled these call options into new call options with the same Bitcoin notional. Parent achieved this roll by exchanging its previous call options sold for new call options. Parent has pledged Bitcoin as collateral with one of its Bitcoin custodians in a quantity equal to the notional amount for these covered call options sold. The collateral continues to be pledged in the same manner after the roll. The covered call options exchanged in the roll are only exercisable upon the date of expiry, are automatically exercised if the underlying reference price was greater than the strike price of the call option, and are settled with delivery of the underlying Bitcoin. The reference price of the original covered call options was the BRR at 4:00 pm London time for a given date and the reference price for the new call options is the Coinbase Prime Bitcoin price quoted in U.S. Dollars at 4:00 pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2. During the three months ended March 31, 2025, covered call options on 1,500 Bitcoin notional expired with the underlying reference price below their strike price and ABTC recorded a realized gain of $12.1 million. The remaining covered call options on 500 Bitcoin national were unexpired and retained by the Parent upon effectiveness of the Transactions.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 8. Income taxes

In general, ABTC determines its quarterly provision for income taxes by applying an estimated annual effective tax rate, which is based on expected annual income or loss and statutory tax rates in the various jurisdictions in which ABTC operates. Certain discrete items are separately recognized in the quarter in which they occur and can be a source of variability on the effective tax rates from quarter to quarter. ABTC’s effective tax rate may change based on recurring and non-recurring factors, including the geographical mix of earnings or losses, enacted tax legislation, and state and local income taxes. Each quarter, a cumulative adjustment is recorded for any fluctuations in the estimated annual effective tax rate as compared to the prior quarter.

For the three months ended March 31, 2025, ABTC’s income tax benefit and effective tax rate were $13.5 million and 11.8%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to a non-taxable portion of gains on digital assets, Subpart F income, state income taxes, and a change in valuation allowance.

For the three months ended March 31, 2024, ABTC’s income tax expense and effective tax rate were $33.9 million and 12.7%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to non-taxable portion of gains on digital assets, Subpart F income, state income taxes, and a change in valuation allowance.

ABTC is subject to U.S. federal income taxes as well as income taxes in various state jurisdictions and in Canada, including provincial taxes.

Note 9. Concentrations

The only digital asset mined during the three months ended March 31, 2025 and 2024 has been Bitcoin. Therefore, 100% of ABTC’s revenue is related to one digital asset. Parent used two mining pool operators during the three months ended March 31, 2025 and 2024.

Note 10. Related party transactions

Parties are considered related to ABTC if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with ABTC. This includes equity method investment entities. Related parties also include principal owners of ABTC, its management, members of the immediate families of principal owners of ABTC and its management and other parties with which ABTC may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. ABTC discloses all known related party transactions.

Cost Allocations from Parent

Prior to the effectiveness of the Transactions on March 31, 2025, Parent provided significant support functions to ABTC, which did not operate as a standalone business. ABTC unaudited condensed combined financial statements. The unaudited combined and condensed financial statements reflect an allocation of these costs. Allocated costs included in cost of revenue relate to support primarily consisting of electricity, facilities, repairs and maintenance, and labor which are predominantly allocated based on revenue. Allocated costs included in general and administrative expenses primarily relate to finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on a percentage of revenue. See Note 1 for a discussion of these costs and the methodology used to allocate them.

Master Colocation Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Colocation Services Agreement with Parent (the “MCSA”). The MCSA and the service orders under the MCSA provide for Parent to provide ABTC with colocation and hosting services for ABTC-owned Bitcoin miners at Parent-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to Parent fees consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by Parent in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 10. Related party transactions (cont.)

Master Management Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Management Services Agreement with Parent (the “MMSA”). The MMSA and the service orders under the MMSA provide for Parent to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Parent’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to Parent service fees consisting of a fixed fee, payable monthly, for general management, operational, compliance and other services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of Parent for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties.

Shared Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Services Agreement with Parent (the “Shared Services Agreement”), pursuant to which Parent provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services. Under the terms of the Shared Services Agreement, ABTC pays to Parent a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to Parent for providing services under the Shared Services Agreement to ABTC.

Put Option Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into the Put Option Agreement with Parent (the “Put Option Agreement”), pursuant to which Parent has the right to sell to ABTC any ASIC Bitcoin miners purchased by Parent under an agreement between BITMAIN and Parent. Parent’s agreement with BITMAIN, in turn, provides for Parent’s right to purchase from BITMAIN up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Parent has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under Parent’s agreement with BITMAIN and the delivery of all Bitcoin miners purchased by Parent thereunder, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to BITMAIN and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Parent’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

Net parent investment

The net transfers to and from the parent discussed above were as follows:

	Three Months Ended March 31,
(in USD thousands)	2025	2024
Cash pooling and general financing activities	$24,889	$(1,967)
Corporate allocations	14,368	12,341
Legal contribution of mining operations to ABTC	(951,556)	—
Distribution to parent	115,757	—
Net transfers from parent per Condensed Combined Statements of Cash Flows	(796,542)	10,374
Stock based compensation funded by parent	2,145	2,639
Net transfers from parent per Condensed Combined Statements of Equity	$(798,687)	$7,735

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 11. Commitments and contingencies

BITMAIN Purchase Agreement

The BITMAIN Purchase Agreement includes the following financial commitments: a Bitcoin redemption option, recognized as a derivative asset under ASC 815, measured at fair value at each reporting period, a Miner purchase liability representing a commitment to settle the obligation in cash if the redemption right is exercised before expiration, and a derecognition of Digital assets — pledged for miner purchase if the redemption right is not exercised. See Note 6. Digital assets for further information on the BITMAIN Purchase Agreement.

Legal and regulatory matters

ABTC is subject at times to various claims, lawsuits, and governmental proceedings relating to ABTC’s business and transactions arising in the ordinary course of business. ABTC cannot predict the final outcome of such proceedings. Where appropriate, ABTC vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits, and proceedings seek damages, including consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in ordinary course of business are covered by ABTC’s insurance program. ABTC maintains property and various types of liability insurance in an effort to protect ABTC from such claims. In terms of any matters where there is no insurance coverage available to ABTC, or where coverage is available and ABTC maintains a retention or deductible associated with such insurance or elects not to purchase such insurance, ABTC may establish an accrual for such loss, retention, or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred due to such claims as of the date of the financial statements and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by ABTC in the accompanying unaudited condensed balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then ABTC discloses the range of possible loss. Expenses related to the defense of such claims are recorded by ABTC as incurred and included in the accompanying Condensed Combined Statements of Operations and Comprehensive (Loss) Income. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting ABTC’s defense of such matters. On the basis of current information, ABTC does not believe there is a reasonable possibility that any material loss will result from any claims, lawsuits, and proceedings to which ABTC is subject to either individually or in the aggregate.

Note 12. Subsequent events

ABTC has completed an evaluation of all subsequent events after the balance sheet date up to the date that the unaudited condensed and combined financial statements were available to be issued. Except as described below, ABTC has concluded no other subsequent events have occurred that requires disclosure.

The ABTC Transaction

As described in Note 1, on March 31, 2025, ABH, a wholly owned subsidiary of Parent, contributed ABTC’s ASIC miners to American Data Centers Inc. in exchange for an 80% interest in American Data Centers Inc. In connection with the Transactions, American Data Centers Inc. was subsequently renamed as American Bitcoin Corp. The Transactions did not meet the business combination criteria under FASB ASC Topic 805, Business Combinations. The net book value of the assets contributed by ABTC was $121.1 million. Parent recorded a non-cash asset contribution expense of $22.8 million related to the non-controlling interest portion of the ASIC miners that were contributed. Parent incurred $1.3 million in transaction costs related to the transaction.

The Gryphon Merger

On May 9, 2025, Gryphon, Merger Sub Inc., Merger Sub LLC, and ABTC, entered into the Merger Agreement. Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of American Bitcoin Corp.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of American Bitcoin Corp. (the “Company”) as of December 31, 2024 and 2023, and the combined related statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

We have served as the Company’s auditor since 2025.

Deer Park, Illinois
PCAOB ID: 318
June 6, 2025

American Bitcoin Corp.
Combined Balance Sheets
(in USD thousands)

	December 31, 2024	December 31, 2023
Assets
Current assets
Digital assets – held in custody	$—	$4,583
Deposits and prepaid expenses	42,650	11,145
Derivative asset	18,076	—
Other current assets	—	292
Digital assets – pledged for miner purchase	92,389	—
Total current assets	153,115	16,020

Non-current assets
Digital assets – held in custody – less current	525,236	282,998
Digital assets – pledged as collateral	331,876	100,550
Property and equipment, net	43,089	63,067
Goodwill	53,082	57,595
Deferred tax asset, net	—	18,289
Total non-current assets	953,283	522,499
Total assets	$1,106,398	$538,519

Liabilities and equity
Current liabilities
Accounts payable and accrued expenses	$31,012	$19,606
Income tax payable	889	767
Derivative liability	18,437	—
Loans and notes payable, current portion, net	—	2,912
Total current liabilities	50,338	23,285

Non-current liabilities
Loans and notes payable, less current portion, net	—	41,450
Deferred tax liabilities	40,993	—
Total non-current liabilities	40,993	41,450
Total liabilities	91,331	64,735

Commitments and contingencies (Note 16)

Equity
Parent net investment	1,063,414	462,787
Accumulated other comprehensive income	(48,347)	10,997
Total equity	1,015,067	473,784
Total liabilities and equity	$1,106,398	$538,519

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statement of Operations and Comprehensive Income (Loss)
(in USD thousands)

	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$71,537	$64,981	$65,701

Cost of revenue (exclusive of depreciation and amortization shown below)	39,509	43,609	42,391

Operating expenses (income):
Depreciation and amortization	22,744	14,407	16,836
General and administrative expenses	34,486	34,198	18,361
(Gains) losses on digital assets	(509,303)	(33,470)	22,866
Impairment of long-lived assets	—	—	49,667
Total operating (income) expenses	(452,073)	15,135	107,730
Operating income (loss)	484,101	6,237	(84,420)
Other (expense) income:
Foreign exchange loss	—	(300)	—
Interest expense	(3,489)	(8,811)	(20,180)
Gain on debt extinguishment	5,966	23,683	—
Gain on derivatives	6,780	—	—
Total other income	9,257	14,572	(20,180)

Income from continuing operations before taxes	493,358	20,809	(104,600)

Income tax (provision) benefit	(59,607)	18,804	392

Net income (loss) from continuing operations	433,751	39,613	(104,208)

Loss from discontinued operations (net of income tax benefit of $1.6 million, nil, and nil, respectively)	(4,816)	—	—

Net income (loss)	$428,935	$39,613	$(104,208)

Other comprehensive income (loss):
Foreign currency translation adjustments	(59,344)	10,997	—
Total comprehensive income (loss)	$369,591	$50,610	$(104,208)

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statements of Equity (Deficit)
(in USD thousands)

	Parent Net Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance as of December 31, 2021	$64,671	$—	$64,671
Cumulative effect upon adoption of ASU 2023-08	2,474	—	2,474
Net loss	(104,208)	—	(104,208)
Net Transfers from Parent	14,351	—	14,351
Balance as of December 31, 2022	$(22,712)	$—	$(22,712)
Net income	39,613	—	39,613
Net Transfers from Parent	445,886	—	445,886
Cumulative Translation Adjustment	—	10,997	10,997
Balance as of December 31, 2023	$462,787	$10,997	$473,784
Net income	428,935	—	428,935
Net Transfers from Parent	171,692	—	171,692
Cumulative Translation Adjustment	—	(59,344)	(59,344)
Balance as of December 31, 2024	$1,063,414	$(48,347)	$1,015,067

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statements of Cash Flows
(in USD thousands)

	Year Ended
	December 31, 2024	December 31, 2023	December 31 2022
Operating activities:
Net income (loss)	$428,935	$39,613	$(104,208)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	22,744	14,407	16,836
Impairment of long-lived assets	—	—	49,667
Stock compensation	9,173	9,107	4,933
Bitcoin mining revenue	(71,537)	(64,981)	(65,701)
Gains on digital assets	(509,303)	(33,470)	22,866
Deferred tax assets and liabilities	58,719	(19,572)	978
Gain on debt extinguishment	(5,966)	(23,683)	—
Income tax payable	122	767	—
Gain on derivatives	(6,780)	—	—
Amortization of debt discount	3,503	6,262	952
Paid-in-kind interest expense	—	1,917	8,183
Loss on discontinued operations	4,816	—	—
Changes in assets and liabilities:
Deposits and prepaid expenses	(2,432)	(2,304)	(7,303)
Accounts payable and accrued expenses	13,973	15,972	220
Net cash used in operating activities	(54,033)	(55,965)	(72,577)

Proceeds from sale of digital assets	69,801	63,689	71,232
Bitcoin purchased	(100,708)	—	—
Deposit paid to purchase miners and mining equipment	(29,074)	(966)	(46,855)
Purchases of property and equipment	(6,605)	—	(72)
Net cash (used in) provided by investing activities	(66,586)	62,723	24,305

Financing activities:
Proceeds from loans payable	—	—	50,000
Repayments of loans payable	(11,480)	(10,783)	(11,146)
Debt issuance costs paid	—	(584)	—
Net parent investment	132,099	4,609	9,418
Net cash used in provided by financing activities	120,619	(6,758)	48,272

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash, beginning of period	—	—	—
Cash, end of period	$—	$—	$—

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statements of Cash Flows — (Continued)
(in USD thousands)

	Year Ended
	December 31, 2024	December 31, 2023	December 31 2022
Supplemental cash flow information:
Non-cash transactions
Reclassification of deposits and prepaid expenses to property and equipment	$—	$42,533	$81,469
Debt extinguished	—	96,688	—
Assets transferred in debt extinguishment	—	73,005	—
Debt proceeds paid directly to vendor for miner deposit	—	—	36,420
Debt proceeds not yet received included in deposits and prepaid expenses	—	—	9,801
Mining revenue in accounts receivable, net	—	292	26
Property and equipment in accounts payable and accrued expenses	—	—	1,970
Common stock issued as part of debt restructuring	—	791	—
Contribution from Parent in connection with debt extinguishment	30,420	—	—
Assets acquired net of liabilities assumed on completion of the Business Combination	—	420,658	—
Cumulative effect upon adoption of ASU 2023-08	—	—	2,474

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 1. Description of business and basis of presentation

Description of business

American Bitcoin Corp. (“ABTC”), formerly known as American Data Centers Inc., is a Bitcoin mining company that was incorporated in the state of Delaware in November 2024. On March 31, 2025, through the Transactions (as defined below), ABTC became a majority-owned subsidiary of Hut 8 Corp. (including its consolidated subsidiaries, “Parent”). ABTC did not historically operate as a standalone company. Its results of operations reflected herein refer to Parent’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Parent’s “Compute” segment. See “Basis of presentation” below. The business of ABTC is (i) the operation of application-specific integrated circuit (“ASIC”) miners for the purpose of mining Bitcoin and (ii) the strategic accumulation of Bitcoin.

The Transactions

Transaction with American Data Centers Inc.

On March 31, 2025, Parent, American Data Centers Inc. (“ADC”), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Agreement”), pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Transactions”). In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent.

The Transactions were effectuated as follows:

On March 14, 2025, Parent created American Bitcoin Holdings LLC (“ABH”), a wholly-owned subsidiary, and on March 30, 2025, transferred substantially all of Parent’s wholly-owned ASIC miners to ABH as a transfer under common control.

On March 31, 2025, under the Agreement, ABH acquired shares of Class B Common Stock of ADC representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC in exchange for ABH’s ASIC miners, representing the business of ABTC. In connection with the Transactions, ADC was renamed American Bitcoin Corp.

In connection with the Transactions, Parent and ABTC entered into a Master Services Agreement and a Master Colocation Services Agreement providing for Parent and its personnel to perform day-to-day commercial and operational management services and ASIC colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Parent and ABTC also entered into a Shared Services Agreement, pursuant to which Parent and its personnel would provide back-office support services to ABTC.

Transaction with Gryphon Digital Mining, Inc.

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and ABTC entered into an Agreement and Plan of Merger (the “Merger Agreement” and such transactions, the “Mergers”). Following the Mergers, Gryphon will be renamed American Bitcoin Corp. (the “Combined Company”) and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 1. Description of business and basis of presentation (cont.)

Basis of presentation

ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Parent’s “Compute” segment and not as a standalone company. ABTC’s Combined Financial Statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Parent. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Parent.

On November 30, 2023, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US BITCOIN” (“USBTC”), Hut 8 Mining Corp., a corporation existing under the laws of British Columbia (“Legacy Hut”), and Parent entered into a business combination agreement pursuant to which Legacy Hut and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, amalgamated to continue as one British Columbia corporation (“Hut Amalco”) and both Hut Amalco and USBTC became wholly-owned subsidiaries of Parent (the “Business Combination”). For accounting purposes USBTC was deemed as the accounting acquirer. USBTC historically had a June 30 year-end, which was changed to December 31 for the period ended December 31, 2023. Consequently, the results of operations for the year ended December 31, 2022 represent the results of USBTC’s Bitcoin mining operations, which were included in USBTC’s “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2023 represent eleven months of USBTC’s Bitcoin mining operations and one month of combined company (USBTC and Legacy Hut) Bitcoin mining operations, in each case included in its “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2024 represent a full period of Parent’s Bitcoin mining operations, included in the “Bitcoin mining” sub-segment of its “Compute” segment.

The revenues and costs as well as assets and liabilities directly associated with what was historically Parent’s Bitcoin mining activities are included in ABTC’s Combined Financial Statements, including Parent’s strategic Bitcoin reserve. However, upon the effectuating of the Transactions on March 31, 2025, Parent retained its strategic Bitcoin reserve and none of the Bitcoin were transferred to the Combined Company. Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s Combined Financial Statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results had ABTC been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

All intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Parent are considered to be effectively settled in the Combined Financial Statements at the time the transactions are recorded. The total of these intercompany transactions were considered to be settled before the close of the Transactions on March 31, 2025, and are reflected in the Combined Statement of Cash Flows within financing activities and in the Combined Balance Sheets as net parent investment.

ABTC’s equity balance in these Combined Financial Statements represents the excess assets less total liabilities. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.

Cash is managed through bank accounts controlled and maintained by Parent. ABTC does not have legal ownership of any bank accounts containing cash balances as of December 31, 2024 and 2023. As such, cash held in commingled accounts with Parent is presented within net parent investment on the Combined Balance Sheets.

ABTC is a not a co-obligor on Parent’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Parent’s third-party, long-term debt. However, proceeds from Parent’s third-party debts were used to finance ABTC’s purchase of ASIC or directly used for Bitcoin mining-related activities and are included in ABTC’s Combined Financial Statements. While ABTC is not a legal obligor, certain Bitcoin mining assets of the ABTC were pledged as collateral as disclosed in Note 5.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements

Recent accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. ABTC is currently evaluating the impact of adopting the standard.

In December 2023, FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures (1) for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and (2) for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. ABTC is currently evaluating the impact of adopting this guidance on its Combined Financial Statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the Chief Operating Decision Maker (“CODM”), the title and position of the CODM, and an explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for ABTC for annual periods beginning after December 31, 2023; early adoption is permitted. ABTC adopted ASU 2023-07 on January 1, 2024, on a retrospective basis to all periods presented and this adoption did not have a material impact to the Combined Financial Statements.

In August 2023, the FASB issued ASU No. 2023-05, Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement (“ASU 2023-05”). ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by a joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in accounting practice. The new standard is effective for ABTC for its fiscal year beginning January 1, 2025; early adoption is permitted. ABTC is currently evaluating the impact of adopting the standard.

In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). The amendments in ASU No. 2023-08 are intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. Parent, which had a fiscal year-end of June 30 before changing its year-end to be December 31 in 2023, elected to early adopt ASU 2023-08 as of July 1, 2023. This adoption had a material impact on Parent’s financial statements. ABTC has chosen to early adopt this standard as of January 1, 2022. ABTC has never previously presented Combined Financial Statements and believes this adoption date is preferable because it provides consistency for all years presented. Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s Revenue recognition policy disclosed below.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates in the preparation of ABTC’s Combined Financial Statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, digital assets, derivative asset and liability, the allocation of costs to ABTC for certain corporate and shared service functions in preparing the Combined Financial Statements on a carve-out basis, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Fair value measurement

ABTC’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —	Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.

Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on ABTC’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or a liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

Assets and liabilities measured at fair value on a recurring basis

The following table presents information about ABTC’s assets and liabilities measured at fair value on a recurring basis and ABTC’s estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2024 and 2023:

	Fair value measured at December 31, 2024
(in USD thousands)	Total carrying value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$949,501	$949,501	$—	$—
Covered call options	(18,437)	—	(18,437)	—
Bitcoin redemption option	18,076	—	—	18,076

Digital assets are made up of $424.3 million of Bitcoin pledged as collateral for debt and for miner purchase and $525.2 million held in custody.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

	Fair value measured at December 31, 2023
(in USD thousands)	Total carrying value at December 31, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$388,131	$388,131	$—	$—

Digital assets are made up of $100.6 million of Bitcoin pledged as collateral for debt and for miner purchases and $287.6 million held in custody.

In determining the fair value of its digital assets, ABTC uses quoted prices as determined by ABTC’s principal market, which is Coinbase Prime. As such, ABTC’s digital assets were determined to be Level 1 assets. See Digital assets below for a description of ABTC’s Digital asset accounting policy. In estimating the fair value of its covered call options (as defined below), ABTC uses the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the options. The expected term of the options is the contractual term of the options given the options can only be exercised on the expiry date. ABTC determined that the covered call options are Level 2 liabilities given all inputs are observable, but the options themselves are not traded in an active market. ABTC estimates the fair value of its Bitcoin redemption option using the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the redemption option. In addition, management’s assumption of the start of the redemption period, triggered by a shipment date of purchased property and equipment, is a significant unobservable input. For quantitative disclosure on the inputs used to fair value ABTC’s Bitcoin redemption option, see Note 11. Derivatives. ABTC determined that the Bitcoin redemption option is a Level 3 liability given a significant unobservable input is included in its valuation.

See Derivatives below for a description of ABTC’s Derivative instrument accounting policy.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, ABTC also measures certain assets and liabilities at fair value on a non-recurring basis. ABTC’s non-financial assets, including goodwill and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. ABTC had nil, nil, and $49.7 million impairment from its continuing operations related to its non-financial assets and liabilities measured on a non-recurring basis during the years ended December 31, 2024, 2023, and 2022, respectively. ABTC recognized approximately $3.1 million of impairment losses from its discontinued operations related to the Drumheller site’s non-financial assets and liabilities measured on a non-recurring basis during the year ended December 31, 2024. There were no discontinued operations in the years ended December 31, 2023 and 2022. See the Impairment of long-lived assets and goodwill accounting policy below, as well as Note 3 for further discussion.

The carrying amounts of ABTC’s financial assets and liabilities, such as accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of loans and notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to ABTC.

Digital assets

Bitcoin, representing ABTC’s digital assets, are measured at fair value as of each reporting period. The fair value of digital assets is measured using the period-end closing price from ABTC’s principal market, which is Coinbase Prime, in accordance with ASC 820. Since the digital assets are traded on a 24-hour period, ABTC utilizes the price as of midnight UTC time, which aligns with ABTC’s Bitcoin mining revenue recognition cut-off. Changes in fair value are recognized in (Gains) losses on digital assets, in Operating (income) expenses on the Combined Statements of Operations and Comprehensive Income (Loss). When ABTC sells digital assets, gains or losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a First In-First Out basis and are also recorded within the same line item (Gains) losses on digital assets.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s Revenue recognition policy disclosed below.

During the fourth quarter of 2024, Parent made the decision to change its strategic treasury policy, retaining all Bitcoin mined in its operations to increase its Bitcoin holdings. As a result of its intent to hold its Bitcoin, Parent began classifying its digital assets held as a non-current asset on its Combined Balance Sheets, except for certain specific use cases. Decisions to utilize the Bitcoin will be made on a case-by-case basis. ABTC has classified certain digital assets as current on its Combined Balance Sheets in Digital Assets — pledged for miner purchase, in connection with the Bitcoin it purchased and subsequently pledged to Bitmain Technologies Delaware Limited (“BITMAIN”) in connection with a Future Sales and Purchase Agreement, as amended (the “BITMAIN Purchase Agreement”) to acquire ASIC miners. The BITMAIN Purchase Agreement is represented in the Derivative asset on the Combined Balance Sheets.

Property and equipment, net

Property and equipment, net are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Cost includes expenditures that are directly attributable to the acquisition of the asset, including those attributable to bringing the asset to its intended working condition. Construction in progress is not depreciated until the assets are placed in service.

Based on ABTC and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also include data derived from the use of economic modelling to forecast future digital assets and the assumptions reflected in such forecasts, including digital assets price and network difficulty, as well as management assumptions, are inherently uncertain. Based on currently available data, management has determined that the straight-line method of depreciation best reflects the current expected useful life of mining equipment. Management reviews estimates at each reporting date and will revise such estimates as and when data become available. Management reviews the appropriateness of its assumptions related to residual value at each reporting date.

The estimated useful lives of ABTC’s property and equipment are generally as follows:

Useful life (in years)
Miners and mining equipment	2 – 4

Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from ABTC’s Combined Balance Sheets and Combined Statements of Operations and Comprehensive Income (Loss) in the relevant reporting period.

Impairment of long-lived assets

ABTC continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, ABTC assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, ABTC recognizes an impairment loss based on any excess of the carrying amount over the fair value of the assets.

When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded as costs and expenses in ABTC’s Combined Statements of Operations and Comprehensive Income (Loss).

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Impairment of goodwill

ABTC reviews goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter of each fiscal year and in between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing the goodwill impairment test, ABTC first performs a qualitative assessment, which requires ABTC to consider events or circumstances, including significant changes in the manner of ABTC’s use of the acquired assets or the strategy for ABTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, and significant technological changes that could render the asset (or asset group) obsolete. If, after assessing the totality of events or circumstances, ABTC determines that it is more likely than not that the fair value of its reporting unit is greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, ABTC next evaluates goodwill for impairment by comparing the fair value of its reporting unit to its carrying value, including the associated goodwill. To determine the fair value, ABTC uses the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

Derivatives

ABTC accounts for the derivative contracts it enters into and the separated embedded derivative from convertible note as follows:

Bitcoin redemption option

Parent has entered into an agreement to purchase ASIC miners which includes a pledge of Bitcoin and right to redeem the pledged Bitcoin for a certain period after the redemption period starts. The redemption period starts when the purchased Bitcoin miners are shipped. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of Bitcoin miners that are shipped. This Bitcoin redemption option does not qualify as an accounting hedge under FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Accordingly, ABTC carries the Bitcoin redemption option at fair value and any gains or losses are recognized in profit or loss, respectively. Changes in the fair value are presented in the Combined Statements of Cash Flows within operating activities.

Covered call options

From time to time, Parent sells options on Bitcoin that it owns (the “covered call options”). Parent sold covered call options during the year ended December 31, 2024 to generate cash flows on a portion of its Bitcoin held. These options do not qualify as accounting hedges under ASC 815. Accordingly, ABTC carries the covered call options at fair value and any gains or losses are recognized in profit or loss, respectively. Changes in the fair value are presented in the Combined Statements of Cash Flows within operating activities.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the CODM to make strategic decisions, allocate resources, and assess financial performance. The CODM of ABTC for the Combined Financial Statements is the Chief Executive Officer of Parent. ABTC operates with one operating segment and uses net income as measures of profit or loss on a combined basis in making decisions regarding resource allocation and performance assessment. Additionally, the ABTC’s CODM regularly reviews ABTC’s expenses on a combined basis. The financial metrics used by the CODM help make key operating decisions.

The measure of segment assets is reported on the Combined Balance Sheets as total assets. Significant segment expenses are consistent with those presented on the Combined Statements of Operations and Comprehensive Income (Loss). Depreciation and amortization expense is reported on the Combined Statements of Cash Flows.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Revenue recognition

ABTC recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: (1) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Bitcoin Mining

ABTC’s revenue is derived from Bitcoin mining. ABTC has entered into arrangements, as amended from time to time, with mining pool operators to perform hash computations for the mining pools, which is an output of ABTC’s ordinary activities. ABTC has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. As a result, ABTC’s enforceable right to compensation only begins when, and continues as long as, ABTC provides hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Therefore, ABTC has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Upon termination, the mining pool operator (i.e., the customer) is required to pay ABTC any amount due related to previously satisfied performance obligations. ABTC has determined that the mining pool operator’s (i.e., the customer’s) renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing hash computation services, which represents ABTC’s only performance obligation, ABTC is entitled to noncash consideration in the form of Bitcoin, calculated under payout models determined by the mining pool operators. The payout model used by the mining pools in which ABTC participated is the Full Pay Per Share (“FPPS”) model, which contains three components, (1) a fractional share of the fixed Bitcoin award from the mining pool operator (referred to as a “block reward”), (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. ABTC’s total compensation is calculated using the following formula: the sum of ABTC’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees. The following is a detailed description of each of the components of the FPPS model under which ABTC receives payment from the mining pools in which it participates:

(1)	Block rewards represent ABTC’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (the “measurement period”). The block reward earned by ABTC is calculated by dividing (a) the total amount of hash rate ABTC provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash rate (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the measurement period. ABTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool in the measurement period.

(2)	Transaction fees refer to the total fees paid by users of the network to execute transactions. ABTC is entitled to a pro-rata share of the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the measurement period. The transaction fees paid out by the mining pool operator to ABTC is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) ABTC’s block rewards earned as calculated in (1) above. ABTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool in the measurement period.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation ABTC receives and are only incurred to the extent that ABTC has generated mining revenue during the measurement period.

For each contract, ABTC measures noncash consideration at the Bitcoin spot price at the beginning of the day (midnight UTC time) on the date of contract inception, as determined by ABTC’s principal market, which is Coinbase Prime. ABTC recognizes this noncash consideration, which it receives each day miners operate, on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Cost of revenues (exclusive of depreciation and amortization)

ABTC’s cost of revenue consists primarily of direct costs of generating revenue, including electric power costs, hosting costs, repairs and maintenance, occupancy, materials and supply costs, and labor.

Stock-based compensation

Employees of Parent provide services to ABTC, and those employees participate in Parent’s share-based incentive plan. ABTC does not have its own share-based incentive plan. As such, the awards to employees are reflected in parent net investment within the Combined Statements of Equity (Deficit) at the time they are expensed. The Combined Statements of Operations and Comprehensive Income (Loss) include the allocation of Parent employee stock-based compensation expense based off a percentage of revenue within general and administrative expense.

Income taxes

ABTC complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

A valuation allowance is recorded if it is more-likely-than-not that some portion, or all, of a deferred tax asset will not be realized. In evaluating whether a valuation allowance is needed, ABTC considers all relevant evidence, including past performance, recent cumulative losses, projections of future taxable income, and the viability of tax planning strategies. If ABTC subsequently determines that there is sufficient evidence to indicate a deferred tax asset will be realized, the associated valuation allowance is reversed.

ABTC recognizes positions taken or expected to be taken in a tax return in the Combined Financial Statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. ABTC recognizes any interest and penalties related to unrecognized tax benefits in income tax expense. There were no interest or penalties related to income taxes that have been accrued or recognized as of December 31, 2024, 2023, and 2022.

Foreign currency

The U.S. dollar is the functional and presentation currency of ABTC. Parent has consolidated subsidiaries that have a non-U.S. dollar functional currency. Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Foreign currency translation adjustments are reflected within accumulated other comprehensive income (loss) in the Combined Statements of Equity (Deficit). Gains and losses from foreign currency transactions are included in profit or loss for the period. Foreign currency-denominated monetary assets and liabilities of Parent are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in earnings. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Certain foreign operations have been carved out and allocated to ABTC. Therefore, ABTC allocated a portion of these foreign currency impacts to its Financial Statements.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Business combinations

The net assets of businesses acquired are recorded at their fair value at the acquisition date and the Combined Financial Statements include their results of operations from that date. Any excess of acquisition consideration over the fair value of identifiable net assets acquired is recorded as goodwill. The major classes of assets and liabilities that ABTC allocates purchase price to, excluding goodwill, include ASIC miners, digital assets, and other current and long-term assets and liabilities.

Parent Net Investment

Parent net investment in the Combined Balance Sheets is presented in lieu of shareholders’ equity and represents Parent’s historical investment in ABTC, the accumulated net earnings (losses) after taxes and the net effect of settled transactions with and allocations from Parent. All cash transactions reflected in parent net investment by Parent in the accompanying Combined Balance Sheets have been considered as financing activities for purposes of the Combined Statements of Cash Flows.

Note 3. Discontinued Operations

On March 4, 2024, Parent announced the closure of its Drumheller, Alberta Bitcoin mining site after analysis of ABTC’s operations. It was determined that the profitability of the Drumheller site had been impacted significantly by various factors, including elevated energy costs and underlying voltage issues.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 2.

The tables below outlines the results of discontinued operations for the years ended December 31, 2024, 2023, and 2022:

	December 31,
(in USD thousands)	2024	2023	2022
Revenue:	$981	$736	$—

Cost of revenue (exclusive of depreciation and amortization shown below):	3,895	602	—

Operating expenses:
Depreciation and amortization	169	51	—
General and administrative expenses	217	6	—
Impairment of long-lived assets	3,104	—	—
Total operating expenses	3,490	57	—
(Loss) income from discontinued operations before taxes	(6,404)	77	—
Income tax benefit	1,588	—	—
Net (loss) income	$(4,816)	$77	$—

Cash flows from discontinued operations	December 31,
(in USD thousands)	2024	2023
Operating cash flows (used in) provided by discontinued operations	$(3,291)	$128

Assets and Liabilities of discontinued operations	December 31,
(in USD thousands)	2024	2023
Assets	$—	$3,104
Liabilities	—	—

ABTC recorded impairment related to the mining equipment and mining infrastructure at the Drumheller site after the decision to cease operations at the site. Refer to Note 6. Property and equipment, net.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 4. Segment information

The following table presents summarized information for revenue by geographic area for the years ended December 31, 2024, 2023, and 2022:

	December31,
(in USD thousands)	2024	2023	2022
Revenue
United States	$44,710	$59,740	$65,701
Canada	26,827	5,241	—
Total revenue	$71,537	$64,981	$65,701

The following table presents summarized information for long-lived assets by geographic area:

	December 31,
(in USD thousands)	2024	2023
United States	$35,214	$51,296
Canada	7,875	11,771
Total Long-Lived Assets	$43,089	$63,067

Note 5. Digital assets

The following table presents the changes in carrying amount of digital assets as of December 31, 2023 and, 2024:

(in USD thousands)	Amount
Balance as of December 31, 2022	$757
Bitcoin assumed through the Business Combination	344,283
Revenue recognized from Bitcoin mined	64,981
Mining revenue earned in prior period received in current period	26
Carrying value of Bitcoin sold	(63,689)
Change in fair value of Bitcoin	33,470
Foreign currency translation adjustments	8,595
Mining revenue not received	(292)
Balance as of December 31, 2023	$388,131
Revenue recognized from Bitcoin mined	71,537
Revenue recognized from discontinued operations	981
Mining revenue earned in prior period received in current period	292
Bitcoin purchased	100,708
Carrying value of Bitcoin sold	(69,807)
Change in fair value of Bitcoin	509,303
Foreign currency translation adjustments	(51,644)
Balance as of December 31, 2024	$949,501
Number of Bitcoin held as of December 31, 2024	10,171
Number of Bitcoin pledged to BITMAIN as of December 31, 2024	968
Cost basis of Bitcoin held as of December 31, 2024	$443,127
Realized gains on the sale of Bitcoin for the year ended December 31, 2024	$10,045

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 5. Digital assets (cont.)

Digital assets are either held in segregated custody accounts for the benefit of Parent, held in segregated custody accounts under Parent’s ownership and pledged as collateral under a borrowing arrangement or in connection with covered call options sold, or held by BITMAIN for the Bitcoin pledged in connection with the BITMAIN Purchase Agreement, as amended, for miner purchases from them. The details of the digital assets are as follows for the years ended:

	Amount		Number of digital assets
(in USD thousands)	2024	2023	2024	2023
Current
Bitcoin held in custody	$—	$4,583	—	109
Total current digital assets – held in custody	—	4,583	—	109
Current
Bitcoin pledged for miner purchase	92,389	—	968	—
Total current digital assets – pledged for miner purchase	92,389	—	968	—

Non-current
Bitcoin held in custody	525,236	282,998	5,648	6,704
Total non-current digital assets – held in custody	$525,236	$282,998	5,648	6,704

Non-current
Bitcoin pledged as collateral	331,876	100,550	3,555	2,382
Total non-current digital assets – pledged as collateral	331,876	100,550	3,555	2,382
Total digital assets	$949,501	$388,131	10,171	9,195

In November 2024, Parent entered into the BITMAIN Purchase Agreement, with BITMAIN to purchase approximately 30,000 BITMAIN Antminer S21+ ASIC miners. In December 2024, Parent completed its Bitcoin pledge by depositing 968 Bitcoin into a segregated wallet with BITMAIN, which remains subject to a three-month redemption right from the shipment date of the purchased ASIC miners, whereby Parent has the option to repurchase, with cash, the pledged Bitcoin at a mutually agreed upon fixed price. If Parent does not exercise this right within the redemption period, BITMAIN will retain full ownership of the pledged Bitcoin as consideration for the purchased ASIC miners.

As of December 31, 2024, Parent had pledged 968 Bitcoin with a fair value of $92.4 million, classified as Digital assets — pledged for miner purchase under current assets on its Consolidated Balance Sheets. A corresponding Miner purchase liability of $15.1 million was recorded under Accounts payable and accrued expenses under current liabilities on ABTC’s Combined Balance Sheets, reflecting its obligation to either redeem the pledged Bitcoin for cash or put it towards the purchase of ASIC miners by not redeeming the pledged Bitcoin at the end of the redemption period.

In accordance with ASC Topic 610-20 Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets, ABTC assessed the transfer of nonfinancial assets, Bitcoin, under ASC 606. Specifically, ABTC noted that the Bitcoin pledged to BITMAIN under the BITMAIN Purchase Agreement constitutes a repurchase agreement under ASC 606. As a result, the Bitcoin was not derecognized upon transfer as Parent retains a repurchase option.

Due to the redemption right and ABTC’s continued economic exposure to the Bitcoin, the pledged Bitcoin is separately classified as Digital assets — pledged for miner purchase on the Combined Balance Sheets, which represents restricted Bitcoin.

ABTC recorded a Bitcoin redemption right derivative asset with an initial fair value of $15.1 million. See Note 11. Derivatives for further information on this derivative asset.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 6. Property and equipment, net

The components of property and equipment, net were as follows:

	December 31,
(in USD thousands)	2024	2023
Miners and mining equipment	$74,230	$84,617
Less: Accumulated depreciation	(31,141)	(21,550)
Miners and mining equipment, net	$43,089	$63,067

Depreciation expense related to property and equipment was $22.7 million, $14.4 million, and $16.8 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Impairment of long-lived assets

On March 6, 2024, Parent announced the closure of its Drumheller site in Alberta, Canada. Parent further assessed the profitability of the site which indicated that an impairment triggering event had occurred. Accordingly, with the closure of the Drumheller site, the long-lived assets of the site were fully written down. This resulted in a write down of $3.1 million, which is reflected in the Loss from discontinued operations in ABTC’s Combined Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2024.

There was no impairment on ABTC’s long-lived assets for the year ended December 31, 2023. During the year ended December 31, 2022, adverse changes in the business climate, including decreases in the price of Bitcoin throughout, 2022, and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated that the estimated fair value of the miners was less than their net carrying value as of December 31, 2022. An impairment charge of approximately $49.7 million was recognized, decreasing the net carrying value of these assets to their estimated fair value.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 2).

Note 7. Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

	December 31,
(in USD thousands)	2024	2023
Deposits for miners	$31,951	$—
Prepaid insurance	135	1,331
Electricity deposits	10,564	9,814
Total deposits and prepaid expenses	$42,650	$11,145

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 8. Business Combinations

As discussed in Note 1, Parent was party to the Business Combination which combined the businesses of USBTC and Legacy Hut. USBTC was identified as the accounting acquirer for financial statement reporting purposes.

The following table details the final purchase price of the Business Combination consideration to the valuations of the identifiable tangible and intangible assets acquired and liabilities assumed as of November 30, 2023, by Parent and the assets and liabilities allocated to ABTC’s Combined Financial Statements. Goodwill was fully attributable to Bitcoin mining operations, and thus allocated to ABTC.

(in USD thousands)	Fair Value Acquired by Parent	Fair Value Allocated to ABTC
Cash	$23,031	$—
Accounts receivable	2,073	—
Deposits and prepaid expenses	15,803	6,318
Digital assets – held in custody	254,330	254,089
Digital assets – pledged as collateral	90,194	90,194
Property and equipment, net	53,781	14,815
Operating lease right-of-use asset	12,426	—
Intangible assets, net	12,003	—
Goodwill	56,199	56,199
Accounts payable and accrued expenses	(25,484)	(957)
Operating lease liability	(12,120)	—
Finance lease liability	(1,433)	—
Loans payable	(49,776)	—
Total	$431,027	$420,658

Changes in the carrying amount of goodwill were as follows:

	December 31,
(in USD thousands)	2024	2023
Balance at beginning of fiscal year	$57,595	$—
Acquisition – Business Combination	—	56,199
Foreign currency translation adjustments	(4,513)	1,396
Total	$53,082	$57,595

As of December 31, 2024, there was no impairment of ABTC’s carrying amount of goodwill.

Note 9. Accounts payable and accrued expenses

The components of accounts payable and accrued expenses are as follows:

	December 31,
(in USD thousands)	2024	2023
Accounts payable	$876	$6,478
Accrued state sales taxes	7,275	7,275
Accrued compensation costs	2,151	1,881
Accrued electricity costs	5,609	1,884
Miner purchase liability	15,096	—
Other accruals	5	2,088
Total accounts payable and accrued expenses	$31,012	$19,606

As described in Note 5, ABTC recorded a corresponding financial liability to settle the BITMAIN Purchase Agreement.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 10. Loans and notes payable

Details of ABTC’s loans and notes payable are as follows:

(in USD thousands)				December 31,
Issuance Date	Maturity Date	Interest Rate		2024	2023
Anchorage Note
February 3, 2023	February 2, 2028	9.00	%(1)	$—	$44,634
Total principal balance				—	44,634
Less: unamortized discount and deferred financing costs				—	(272)
Total carrying amount				$—	$44,362
Less: current portion				—	2,912
Long-term portion				$—	$41,450

(1)	The interest rate as of December 31, 2023 for the Anchorage Note was 14.00%.

As of September 27, 2024, the outstanding balance of the Anchorage Note (as defined below) was settled through a Debt Repayment Agreement (as defined below). Therefore, there are no maturities related to long-term debt as of December 31, 2024. See further discussion of the Debt Repayment Agreement below.

During the years ended December 31, 2024, 2023, and 2022, total principal payments of the debt, exclusive of debt extinguishment, were $11.5 million, $10.8 million, and $11.1 million, respectively. During the years ended December 31, 2024, 2023, and 2022, ABTC recorded amortization of debt issuance costs, included in interest expense, of $3.5 million, $6.3 million, $1.0 million, respectively. During the years ended December 31, 2024, 2023, and 2022, interest expense exclusive of the amortization of debt issuance costs was nil, $2.5 million, and $19.2 million, respectively.

ABTC accounts for all of its loans and notes payable in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470”), ASC 815, and ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). ABTC evaluated all of its loans and notes payable, for all periods presented, to determine if there were any embedded components that qualified as derivatives to be separately accounted for.

Anchorage Note

In February 2023, Parent restructured its outstanding Equipment Loan and Security Agreements (the “Anchorage Note”) with Anchorage Lending CA, LLC (“Anchorage”). The restructuring was accounted for under ASC 470-50 Modifications and Extinguishments. The stated interest rate was 9.0% and was subject to adjustment after each year the loan was outstanding, if Parent did not elect to prepay the Anchorage Note. Interest rate changes were fixed not variable.

The Anchorage Note allowed Parent to pay the interest in kind (“PIK interest”) by capitalizing unpaid and accrued interest into the principal amount subject to certain conditions. Interest was earned on the first of each annual anniversary date and accrued on the principal balance and PIK interest from prior periods. In connection with the restructuring, the Parent paid approximately $0.7 million in closing fees, issued 2,960,000 shares of common stock of USBTC with an approximate value of $0.8 million (which shares were converted into shares of Parents’s common stock upon the closing of the Business Combination), and paid a termination fee of approximately $0.4 million. Monthly payments commenced on March 15, 2023, and represented 100% of net monthly cash flow from the immediately preceding calendar month activity related to certain ABTC ASIC miners as described below. The net monthly cash flow payment was allocated as follows: first, to pay all unpaid fees, costs, and expenses; second, to the payment of accrued and unpaid interest on the Anchorage Note; and third, to the principal amount of the Anchorage Note. If net monthly cash flows for a given month were zero or negative, then no monthly payment was due for such month.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 10. Loans and notes payable (cont.)

The Anchorage Note was secured by approximately 21,000 miners at Parent’s Alpha and Salt Creek facilities and all property, equipment, machinery, and other assets located at Parent’s Alpha facility. On April 25, 2023, the Anchorage Note was amended so that interest accrued on the principal balance only and did not include prior period PIK interest.

On September 27, 2024, Parent entered into a Debt Repayment Agreement with Anchorage to exchange the $37.9 million outstanding balance of the Anchorage Note (exclusive of $1.5 million of deferred financing costs) as of the date of Debt Repayment Agreement for 2,313,435 shares of Parent’s common stock (the “Conversion”) at an exchange rate of $16.395 per share (the “Exchange Price”). Upon completion of the Conversion, the outstanding loan and all other related obligations of Parent under the Anchorage Note were satisfied (“Debt Repayment Agreement”). Additionally, as a result of the Conversion, ABTC derecognized the net carrying amount of the Anchorage Note as of the Conversion date of $36.4 million (inclusive of a $37.9 million outstanding balance and $1.5 million of deferred financing costs), recorded a gain on debt extinguishment of $6.0 million (inclusive of $0.2 million in debt extinguishment costs), and to net parent investment the fair value of the shares of Parent’s common stock issued, net of share issuance costs. Under the Debt Repayment Agreement, Parent agreed to file a registration statement with respect to the resale of the common stock issued under the Debt Repayment Agreement and provided Anchorage other customary rights with respect to such registration.

In the event that, on or prior to December 31, 2024, Parent (i) sold any shares of Parent’s common stock, other than pursuant to certain excluded issuances, at a price per share that is less than the Exchange Price or (ii) issued any debt or equity instrument of Parent or affiliates that was convertible into or exchangeable for shares of Parent common stock, other than pursuant to certain excluded issuances, at an initial conversion or exchange price, as applicable, that was less than the Exchange Price (“Better Offer”), then in each case, the Debt Repurchase Agreement would have been deemed to be amended to reflect a new Exchange Price that was the lowest Better Offer and Parent was required to forthwith issue to Anchorage additional shares of Parent common stock to reflect an Exchange Price that is equal to the lowest Better Offer. There were no issuances meeting these provisions on or prior to December 31, 2024, and therefore no additional shares of Parent common stock were issued to Anchorage.

NYDIG Loan

On July 27, 2021, Parent entered into a Master Equipment Finance Agreement with Arctos Credit, LLC, a Delaware limited liability company (“Arctos,” and such agreement the “MEFA”). Pursuant to the MEFA, Arctos advanced funds to Parent that were used to finance Bitcoin mining operations. The MEFA was collateralized by ASIC miners. On December 27, 2021, the MEFA was amended and NYDIG Trust Company LLC (“NYDIG”) replaced Arctos as the lender.

In December 2022 Parent received a note of default on its borrowing with NYDIG. On February 3, 2023, in connection with a restructuring of its debt obligations with NYDIG, Parent entered into an Asset Purchase Agreement with NYDIG pursuant to which Parent transferred certain of its assets, including certain of its equipment, real estate, and contracts to NYDIG in full satisfaction of the MEFA debt and the release of the security interests. As of February 3, 2023, Parent owes no amount of the MEFA debt to NYDIG and NYDIG holds no remaining security interests in the assets of Parent. As a result, Parent extinguished the outstanding balance and recorded a gain on extinguishment of $23.7 million. Because this debt related to Bitcoin mining operations and was collateralized by ASIC miners, this gain was allocated to ABTC and is recorded as a gain on debt extinguishment in the Combined Statements of Operations and Comprehensive Income (Loss).

Note 11. Derivatives

The following table presents ABTC’s Combined Balance Sheets classification of derivatives carried at fair value:

(in USD thousands)	Balance Sheet	December 31, 2024		December 31, 2023
Derivative	Line	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Derivative asset	$18,076	$—	$—	$—
Covered call options	Derivative liability	—	18,437	—	—
Total derivatives		$18,076	$18,437	$—	$—

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 11. Derivatives (cont.)

The following table presents the effect of derivatives on ABTC’s Combined Statements of Operations and Comprehensive Income (Loss):

(in USD thousands)	Statement of	Year Ended	Year Ended	Year Ended
Derivative	Operations Line	2024	2023	2022
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Gain on derivatives	$2,980	$—	$—
Covered call options	Gain on derivatives	3,800	—	—
Total derivatives		$6,780	$—	$—

Bitcoin redemption option

In December 2024, in connection with the BITMAIN Purchase Agreement, Parent pledged 968 Bitcoin to BITMAIN in connection with a purchase of approximately 30,000 BITMAIN Antminer S21+ ASIC miners. Parent has the option to redeem the pledged Bitcoin at a mutually agreed upon fixed price starting from and for up to three months after the shipment date of the purchased miners. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of miners shipped. ABTC accounted for this Bitcoin redemption option as a Level 3 derivative asset as noted in Note 2. A significant unobservable input included in the fair value estimate of the Bitcoin redemption option is the estimated shipment date of the purchased miners, which management estimated to begin at the end of January 2025 as of December 31, 2024.

As of December 31, 2024 and December 18, 2024, Parent estimated the fair value of the Bitcoin redemption option using the Black-Scholes pricing model with the following inputs and inputs noted in the paragraph above:

	December 31, 2024	December 18, 2024
Implied volatility	61.54%	61.32%
Risk-free interest rate	4.27%	4.32%

The following table provides a summary of activity and change in fair value of the Bitcoin redemption option (Level 3 derivative asset):

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance, beginning of period	$—	$—
Additions	15,096	—
Change in fair value	2,980	—
Balance, end of period	$18,076	$—

Covered call options

During April 2024, Parent sold covered call options on 2,125 Bitcoin notional for proceeds of $20.8 million and during the year ended December 31, 2024, recorded a realized gain of $20.8 million as all such call options expired unexercised. As noted in Note 2, Parent sold covered call options on Bitcoin to generate cash flow on a portion of its Bitcoin. Parent pledged Bitcoin as collateral with one of its Bitcoin custodians, in a quantity equal to the notional amount, for these covered call options sold. The collateral was returned to Parent upon the expiration of the call options. The covered call options were only exercisable upon the date of expiry, were automatically exercised if the underlying reference price was greater than the strike price of the call option, and were net cash settled on the business day immediately following expiry. The reference price was the Bitcoin Reference Rate published by the CME Group and Crypto Facilities Ltd., or any successor (“BRR”), between 4:00pm and 4:30pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2.

During October 2024, Parent sold additional covered call options on 2,000 Bitcoin notional for proceeds of $2.9 million. During November 2024, Parent rolled these call options into new call options with the same Bitcoin notional. Parent achieved this roll by exchanging its previous call options sold for new call options. As a result of the roll, Parent paid $1.5 million in cash and recorded a realized loss of $23.3 million during the year ended December 31, 2024. Parent has pledged Bitcoin as collateral with one of its Bitcoin custodians in a quantity equal to the notional amount for these covered call options sold. The collateral continues to be pledged in the same manner after the roll. The covered call options exchanged in the roll were only exercisable upon the date of expiry, were automatically exercised if the underlying reference price was greater than the strike price of the call option, and were settled with delivery of the underlying Bitcoin. The reference price was the BRR at 4:00pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2. The new call options received by Parent in the roll have the same terms as the call options exchanged by Parent in the roll, except that the reference price is the Coinbase Prime Bitcoin price quoted in U.S. Dollars at 4:00pm London time for a given date.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 12. Stock-based compensation

As of December 31, 2024, Parent had three stock-based compensation plans, the Hut 8 Mining Corp. Omnibus Long-Term Incentive Plan, the Hut 8 Corp. Rollover Option Plan, and the Hut 8 Corp. 2023 Omnibus Incentive Plan. The components and classification of stock-based compensation expense related to stock awards issued under these plans have been allocated from Parent to ABTC. The total stock-based compensation expense allocated to ABTC for the years ended December 31, 2024, 2023, and 2022 was $9.2 million, $9.1 million, and $4.9 million, respectively. Stock-based compensation expense is included in general and administrative expenses in the Combined Statements of Operations and Comprehensive Income (Loss) for all the periods presented.

Note 13. Income taxes

The accompanying Combined Financial Statements reflect the income tax provision and related balances of Bitcoin mining activities as historically reported by Parent in its financial statements for the years ended December 31, 2024, 2023 and 2022. The income tax provision amounts presented in the Combined Financial Statements have been prepared following the separate return method, as if ABTC had filed separate income tax returns, although it was not a separate legal entity for tax filing purposes for the periods presented.

Under the separate return method, current and deferred income taxes are allocated to ABTC in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, “Income Taxes.” ABTC’s provision for income taxes may differ from the amounts reflected in Parent’s consolidated financial statements due to the following: (1) differing interpretations of standalone tax positions; (2) differing financial statement periods under audit; and (3) ABTC used actual amounts from the filed tax returns, rather than estimates from the provision, for the years ended December 31, 2023 and 2022. This approach yields deferred assets and liabilities that differ from those that otherwise would have been previously recorded for ABTC’s operations in the prior year’s tax provision. This disparity is because of tax return true-ups that, within the carve-out setting, will be recorded in the appropriate periods. ABTC has analyzed the differences and adjusted for true-ups that result from information that existed as of the date of the financial statements and not adjusted for new information or developments related to the subsequent period.

ABTC did not maintain its own stand-alone tax filings, and its operations were included in the tax returns filed by Parent; as such, no formal tax sharing agreement existed. The income taxes recorded in these Combined Financial Statements do not reflect any liabilities to or receivables from Parent for taxes paid or received.

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Twelve Months Ended
(in USD thousands)	December 31, 2024	December 31, 2023	December 31, 2022
United States	$(22,142)	$(10,626)	$(104,600)
Foreign	515,500	31,435	—
Discontinued operations	(6,404)	—	—
Total	$486,954	$20,809	$(104,600)

Current and Deferred Taxes

The components of the (provision) benefit for income taxes consists of:

	Year Ended December 31,
(in USD thousands)	2024	2023	2022
Current
U.S. Federal	$(626)	$(412)	$—
U.S. State	(263)	(355)	—
Foreign	—	—	—
Total current	(889)	(767)	—

Deferred
U.S. Federal	207	165	392
U.S. State	—	—	—
Foreign	(58,925)	19,406	—
Total deferred	(58,718)	19,571	392

Discontinued operations
U.S. Federal	—	—	—
U.S. State	—	—	—
Foreign	1,588	—	—
Total discontinued operations	1,588	—	—
Total	$(58,019)	$18,804	$392

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

A reconciliation of the U.S. federal statutory income tax rates to ABTC’s effective tax rate is as follows:

Continuing Operations

	Year Ended
(in USD thousands)	December 31, 2024		December 31, 2023		December 31, 2022
Tax benefit (provision) computed at the federal statutory rate	$(103,607)	21.00%	$(4,370)	21.00%	$21,966	21.00%
State taxes, net of federal tax benefit	3,263	(0.66)%	723	(3.47)%	(158)	(0.15)%
Permanent differences	3,317	(0.67)%	2,600	(12.49)%	(199)	(0.19)%
Stock based compensation	364	(0.07)%	(677)	3.25%	(848)	(0.81)%
Foreign earnings taxed at a higher rate	49,214	(9.98)%	2,744	(13.19)%	—	—%
Return to provision adjustments	(3,276)	0.66%	2,077	(9.98)%	158	0.15%
Subpart F Income	(69,779)	14.14%	(27,069)	130.07%	—	—%
Change in valuation allowance	60,871	(12.35)%	42,818	(205.75)%	(20,260)	(19.36)%
Other items	26	(0.01)%	(42)	0.20%	(267)	(0.26)%
Effective tax rate	$(59,607)	12.08%	$18,804	(90.36)%	$392	0.38%

Discontinued Operations

	Year Ended
(in USD thousands)	December 31, 2024		December 31, 2023		December 31, 2022
Tax benefit (provision) computed at the federal statutory rate	$1,347	21.00%	$—	—%	$—	—%
Foreign earnings taxed at a higher rate	241	3.75%	—	—%	—	—%
Effective tax rate	$1,588	24.75%	$—	—%	$—	—%

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such differences reverse.

The following table summarizes the components of deferred tax assets and deferred tax liabilities:

Continued Operations

	Year Ended December 31,
(in USD thousands)	2024	2023	2022
Deferred tax assets
Capital tax losses carried forward	$5,341	$5,800	$5,926
Interest	6,305	6,603	5,487
Stock based compensation	2,014	177	65
Accrued expenses	3,215	2,624	—
Operating tax losses carried forward	23,485	27,546	17,739
Impairment Loss	12,972	9,904	2,841
Property and equipment, net	18,091	15,927	—
Total deferred tax assets	71,423	68,581	32,058

Deferred tax liabilities
Goodwill	—	—	—
Property and equipment, net	—	—	(5,157)
Digital assets	(73,873)	(15,481)	—
Subpart F Income	(91,195)	(26,603)	—
Derivatives	(1,598)	—	—
Total deferred tax liabilities	(166,666)	(42,084)	(5,157)
Valuation allowance	52,663	(8,208)	(27,879)
Total net deferred tax asset/(liability)	(42,580)	18,289	(978)

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

Discontinued Operations

	Twelve Months Ended December 31,
(in USD thousands)	2024	2023	2022
Deferred tax assets
Capital tax losses carried forward	$—	$—	$—
Operating tax losses carried forward	819	—	—
Property and equipment, net	769	—	—
Total deferred tax assets	$1,588	$—	$—

Deferred tax liabilities
Goodwill	$—	$—	$—
Total deferred tax liabilities	$—	$—	$—
Valuation allowance	—	—	—
Total net deferred tax asset/(liability)	$1,588	$—	$—

Valuation Allowance

3 Year Cumulative Income/(Loss) Position – United States

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Cumulative 3 Year Income/(Loss)
Profit before tax	$(22,142)	$(10,626)	$(104,600)	$(137,368)
Permanent difference	23,333	9,210	540	33,083
Total	$1,191	$(1,416)	$(104,060)	$(104,285)

3 Year Cumulative Income/(Loss) Position – Canada

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Cumulative 3 Year Income/(Loss)
Profit before tax	$509,096	$31,436	$—	$540,531
Permanent difference	(258,281)	(16,152)	—	(274,433)
Total	$250,815	$15,283	$—	$266,098

ABTC has evaluated the need for a valuation allowance for its U.S. operations in accordance with the prescriptive guidance in ASC 740. ABTC has a history of losses, including a cumulative loss position for all periods covered in these Combined Financial Statements. As such, management has determined that it is more likely than not that ABTC will not realize its deferred tax assets in the upcoming years and has concluded that an allowance is appropriate.

ABTC’s Canadian operations are profitable without a history of cumulative losses for all periods covered in these Combined Financial Statements. The Canadian operations have significant positive evidence to support the position that a valuation allowance is not needed for its deferred tax assets given the profitability and the overall net deferred tax liability position.

Uncertain Tax Positions

ABTC adheres to the provisions of ASC 740-10 (formerly FIN 48). ASC 740-10 requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. As of the dates presented, ABTC’s management has determined that there are no uncertain tax positions that need to be recorded.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

Net Operating Losses and Tax Credits

U.S. Federal and State

Parent had historical U.S. Federal and Florida net operating loss (“NOLs”) carryforwards of $8.9 million (tax effected) and $107 thousand (tax effected, post apportionment), respectively, generated solely from activities during the year ended December 31, 2021. ABTC has performed an analysis of the income tax calculation for the year ended December 31, 2021, and recalculated taxable income to only include activities specifically related to ABTC. As such, ABTC has determined it has historical U.S. Federal NOLs of $6.6 million (tax effected) and Florida historical NOLs of $45 thousand (tax effected, post apportionment), which are recognized as carryforwards in these Combined Financial Statements.

ABTC had Federal NOLs (tax effected) of $17.3 million as of December 31, 2022, $15.7 million as of December 31, 2023, and $13.2 million as of December 31, 2024. For State NOLs, ABTC had $409 thousand as of December 31, 2022, $0 as of December 31, 2023, and $913 thousand as of December 31, 2024.

ABTC had Federal Capital Loss Carryforwards of $5.4 million for the year ended December 31, 2022, $5.3 million for the year ended December 31, 2023, and $4.9 million for the year ended December 31, 2024. For State Capital Loss Carryforwards, ABTC had $531 thousand for the year ended December 31, 2022, $501 thousand for the year ended December 31, 2023, and $490 thousand for the year ended December 31, 2024.

Foreign

Parent had acquired Canadian NOLs of $84.8 million because of the Business Combination in November 2023. ABTC reviewed historical NOLs by Canadian entity and by year to determine which NOLs were attributable to ABTC for purposes of these Combined Financial Statements. As a result, ABTC has determined historical NOLs of $12.2 million (tax effected) were related to ABTC and are recognized as carryforwards in these Combined Financial Statements. As of the date of these financial statements, parent had acquired capital loss carryforwards, but upon review, it was determined that none of the capital losses were attributable to ABTC in these Combined Financial Statements.

ABTC had Canadian NOLs of $0 as of December 31, 2022, $11.9 million as of December 31, 2023, and $10.2 million as of December 31, 2024. The $10.2 million for the year ended December 31, 2024 consists of $9.4 million from continued operations and $819 thousand from discontinued operations.

Note 14. Concentrations

The only digital asset mined during the years ended December 31, 2024, 2023, and 2022 has been Bitcoin. Therefore, 100% of ABTC’s revenue is related to one digital asset. Parent used two mining pool operators during the year ended December 31, 2024, and three mining pool operators during the years ended December 31, 2023 and 2022.

Note 15. Related party transactions

Parties are considered related to ABTC if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with ABTC. This includes equity method investment entities. Related parties also include principal owners of ABTC, its management, members of the immediate families of principal owners of ABTC and its management and other parties with which ABTC may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. ABTC discloses all known related party transactions.

Cost Allocations from Parent

Parent provides significant support functions to ABTC. The Combined Financial Statements reflect an allocation of these costs. Allocated costs included in cost of revenue relate to support primarily consisting of electricity, facilities, repairs and maintenance, and labor which are predominantly allocated based on revenue. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on a percentage of revenue. See Note 1 for a discussion of these costs and the methodology used to allocate them.

Net Parent Investment

The net transfers to and from Parent discussed above were as follows:

	Year Ended December 31,
(in USD thousands)	2024	2023	2022
Cash pooling and general financing activities	$97,129	$(29,577)	$(8,943)
Corporate allocations	34,970	34,186	18,361
Net transfers from parent per Combined Statements of Cash Flows	132,099	4,609	9,418
Shares issued in the Business Combination	—	420,658	—
Parent common stock issued in debt modification	—	791	—
Contribution by parent related to debt extinguishment	30,420	10,721	—
Stock based compensation funded by parent	9,173	9,107	4,933
Net transfers from parent per Combined Statements of Equity	$171,692	$445,886	$14,351

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 16. Commitments and contingencies

BITMAIN Purchase Agreement

The BITMAIN Purchase Agreement includes the following financial commitments: a Bitcoin redemption option, recognized as a derivative asset under ASC 815, measured at fair value at each reporting period, a Miner purchase liability representing a commitment to settle the obligation in cash if the redemption right is exercised before expiration, and a derecognition of Digital assets — pledged for miner purchase if the redemption right is not exercised.

Legal and regulatory matters

ABTC is subject at times to various claims, lawsuits and governmental proceedings relating to the ABTC’s business and transactions arising in the ordinary course of business. ABTC cannot predict the final outcome of such proceedings. Where appropriate, ABTC vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings that may arise in ordinary course of business are covered by ABTC’s insurance program. ABTC maintains property and various types of liability insurance in an effort to protect ABTC from such claims. In terms of any matters where there is no insurance coverage available to ABTC, or where coverage is available and ABTC maintains a retention or deductible associated with such insurance, ABTC may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the Combined Financial Statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by ABTC in the accompanying Combined Balance Sheets. If it is reasonably possible that an asset may be impaired as of the date of the Combined Financial Statements, then ABTC discloses the range of possible loss. Expenses related to the defense of such claims are recorded by ABTC as incurred and included in the accompanying Combined Statements of Operations and Comprehensive Income (Loss). Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting ABTC’s defense of such matters. On the basis of current information, ABTC does not believe there is a reasonable possibility that any material loss will result from any claims, lawsuits and proceedings to which ABTC is subject to either individually, or in the aggregate.

Note 17. Subsequent events

ABTC has completed an evaluation of all subsequent events after the balance sheet date up to the date that the Combined Financial Statements were available to be issued. Except as described below, ABTC has concluded no other subsequent events have occurred that require disclosure.

The Transactions

As described in Note 1, on March 31, 2025, Parent, ADC, and the stockholders of ADC entered into the Agreement, pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance. In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent. The Transactions did not meet the business combination criteria under FASB ASC Topic 805, Business Combinations. The net book value of the assets contributed by ABTC was $115.8 million.

The Gryphon Merger

As described in Note 1, on May 9, 2025, Gryphon, Merger Sub Inc., Merger Sub LLC, and ABTC, entered into the Merger Agreement. Following the Mergers, Gryphon will be renamed American Bitcoin Corp. and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.